


08042988



SHORE BANCSHARES, INC.

Banking. Insurance. Investments.

2007 ANNUAL REPORT

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)	Years Ended December 31, 2007	2006	2005	2004	2003
RESULTS OF OPERATIONS:					
Interest income	**$65,141**	$57,971	$47,384	$38,291	$34,339
Interest expense	**24,105**	19,074	11,899	9,010	9,743
Net interest income	**41,036**	38,897	35,485	29,281	24,596
Provision for credit losses	**1,724**	1,493	810	931	335
Net interest income after provision for credit losses	**39,312**	37,404	34,675	28,350	24,261
Noninterest income	**14,679**	12,839	11,498	10,224	9,845
Noninterest expense	**32,539**	28,535	25,431	22,535	19,344
Income before income taxes	**21,452**	21,708	20,742	16,039	14,762
Income tax expense	**8,002**	8,154	7,854	5,841	5,266
NET INCOME	***$13,450***	*$13,554*	*$12,888*	*$ 10,198*	*$ 9,496*
PER SHARE DATA:					
Net income – basic	**$1.61**	$1.62	$1.55	$1.24	$1.18
Net income – diluted	**1.60**	1.61	1.54	1.23	1.16
Dividends paid	**0.64**	0.59	0.54	0.48	0.44
Book value (at year end)	**14.35**	13.28	12.17	11.24	10.31
Tangible book value (at year end) (1)	**11.68**	11.67	10.51	9.53	9.37
FINANCIAL CONDITION (at year end):					
Assets	**$956,911**	$945,649	$851,638	$790,598	$705,379
Deposits	**765,895**	774,182	704,958	658,672	592,409
Total loans, net of unearned income and allowance for credit losses	**768,799**	693,419	622,227	590,766	470,895
Long-term debt	**12,485**	25,000	4,000	5,000	5,000
Stockholders' equity	**120,235**	111,327	101,448	92,976	83,527
PERFORMANCE RATIOS (for the year):					
Return on average assets	**1.42%**	1.52%	1.51%	1.32%	1.40%
Return on average stockholders' equity	**11.79**	12.66	13.20	11.17	11.70
Net interest margin	**4.64**	4.70	4.69	4.10	3.91
Efficiency ratio (2)	**58.40**	55.15	54.13	57.04	56.17
Dividend payout ratio	**39.75**	36.42	34.84	38.71	37.29
Average stockholders' equity to average total assets	**12.04**	11.98	11.86	11.79	11.96

(1) Total stockholders' equity, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year end.

(2) Noninterest expense as a percentage of total revenue (net interest income plus total noninterest income). Lower ratios indicate improved productivity.


NET INCOME
Dollars in Millions
$16
$14
$12
$10
$8
$6
$4
$2
9.5
10.2
12.9
13.6
13.5
2003 2004 2005 2006 2007
LOANS, DEPOSITS & TOTAL ASSETS
Dollars in Millions
$1000
$800
$600
$400
$200
471 592 705
591 659 791
622 705 852
693 774 946
769 766 957
2003 2004 2005 2006 2007
Loans Deposits Total Assets
DILUTED EARNINGS PER SHARE
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
1.16
1.23
1.54
1.61
1.60
2003 2004 2005 2006 2007
DIVIDENDS PAID PER SHARE
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
0.44
0.48
0.54
0.59
0.64
2003 2004 2005 2006 2007

LETTER TO STOCKHOLDERS

To Our Stockholders,

2007 was a good year for Shore Bancshares, Inc. As many financial institutions struggled with declining margins, deteriorating credit quality, a crippling national mortgage crisis and generally weak local and national economies; we were pleased to report very sound earnings and we continued to develop a very strong foundation to weather the challenges ahead in 2008.

As evidence of our financial **STRENGTH,** the Company continues to maintain a very strong capital position. Capital ratios are well in excess of regulatory minimums for each of our bank subsidiaries, and the Company overall. Although we will not rule out possibilities for capital deployment such as stock buybacks, we feel very comfortable with conserving our capital resources to permit execution of longer-term strategic initiatives focused on growing the organization organically and through acquisitions. We have emerged as a dominant force in community banking in the Delmarva marketplace, and we want to sustain and increase our momentum.

Net income for 2007 was $13.45 million or diluted net income per share of $1.60, compared to $13.55 million or diluted net income per share of $1.61 for 2006. Our return on average assets was 1.42% for 2007, compared to 1.52% for 2006, and return on stockholders' equity was 11.79% for 2007, compared to 12.66% for 2006. Our high capital levels have been a primary reason for the decline in our return on stockholders' equity.

The Company's total assets increased 1.2% to $956.9 million at December 31, 2007 from $945.6 million at December 31, 2006. We produced solid loan growth during 2007, as total loans grew by $76.6 million from December 31, 2006 to December 31, 2007. This growth was funded primarily by utilization of liquid assets such as cash balances and maturing investment securities. Deposits at December 31, 2007 and 2006 totaled $765.9 million and $774.2 million, respectively. The decline was in large part due to a strategic decision by our banks to allow our highest cost deposits to run off while interest margins were under pressure during the second half of 2007. Nonetheless, the Company's net interest margin for 2007 held up well at 4.64% versus 4.70% for 2006, which is quite favorable in comparison to the overall industry.


W. Moorhead Vermilye
President and CEO


Christopher F. Spurry
Chairman of the Board

The Company's nonperforming assets declined from $8.1 million at December 31, 2006 to $3.7 million at December 31, 2007. While our ratios are not at historic lows, we are very pleased with the levels of past due and nonperforming assets at year end. The overall level of the allowance for loan losses increased $1.25 million to $7.55 million, or 1.04% of average loans outstanding during 2007. We also took action in 2007 to further strengthen our underwriting standards and to enhance monitoring tools to ensure early identification of problem credits.

During 2007, we continued to focus on our core business activities: generating quality loans; attracting stable deposits; and producing a growing stream of fee-based revenue. In a time when we are inundated with bad news in the financial markets and within the banking industry, we think it is important to discuss a few things we have not done. We have not engaged in any subprime, alternative, or option lending activities through our banking subsidiaries or mortgage division. Our investment portfolios are concentrated in very high quality government-backed agency bonds and do not include higher risk types of investments. We do not intend to change this model in 2008.

Our investment advisory and trust operations continued to experience steady growth in 2007. Our strategy of attracting high caliber experienced individuals and bringing a very high level of **KNOWLEDGE** to the program has been achieved in part through our partnerships with organizations like Brown Advisory and Trust. We expect the wealth management and trust portion of our business to continue growing in 2008 and well into the future.

In June 2007, we accomplished another goal that was critical to the future success of the Company and Centreville National Bank—filling the President and CEO position at Centreville National Bank by adding F. Winfield Trice, Jr. Prior to joining the Company and since 1997, Mr. Trice served as the Executive Vice President and Senior Lending Officer for Mercantile Peninsula Bank of Salisbury, Maryland. We are very pleased to have Win on board, and we are impressed with the progress he has made at

STRENGTH

the Centreville National Bank during his seven months of service in 2007.

We are proud to offer the insurance products that complement our banking products and add **STABILITY** to the lives of our customers. Our insurance subsidiaries are ready to serve our very broad customer base, whether a customer's insurance needs involve individual property, liability, auto, luxury yacht, life or long-term care coverage, or commercial business coverage such as property and casualty, or group benefit plans.

During 2007, the insurance subsidiaries continued to deal with the challenges of a "soft" insurance market. Very strong new-business premium growth was largely offset by lower premium levels, a reduction in profit sharing from the companies we represent, and competition from other agencies. However, we believe that the level of new business growth and retention are such that our insurance operations will be positioned to produce at a higher profitability level for the Company when the market returns to its normal condition.

During the fourth quarter of 2007, we expanded our market **PRESENCE** through the acquisition of two new insurance entities: Jack Martin & Associates, Inc. and Tri-State General Insurance Agency, Inc. Jack Martin is a marine insurance agency located in Annapolis, Maryland. The addition of Jack Martin solidified and expanded an existing marine insurance niche, and also extends our geographic market reach to beyond the Delmarva Peninsula. The addition of Tri-State, a wholesale insurance firm located in Salisbury, Maryland, expanded the southern boundaries of our geographic market. Both Jack Martin and Tri-State focus on market areas that are essentially contiguous to our existing markets and were logical additions to the organization.

The Felton Bank expanded its Delaware presence with the opening of its third banking office in Camden during the first quarter of 2007. The new branch is located within the Camden Wal-Mart store and has enjoyed a very successful first year of operations.

Of note to investors is the upgrading of our stock exchange listing to The NASDAQ Global Select Market from The NASDAQ Global Market. We are the only financial services company headquartered on the Delmarva Peninsula that is listed on the Global Select Market. The Company's shares began trading under this new designation on January 1, 2008. The Global Select Market is NASDAQ's top tier, has the highest initial listing standards of any exchange in the world based on financial and liquidity requirements, and is home to about one-third of NASDAQ-listed companies. Moving to The Global Select Market reflects our continued growth and is significant for our stockholders because it should give us increased visibility and liquidity, especially with institutional investors.

The Board of Directors, management, and employees remain dedicated to the success of Shore Bancshares, Inc. As we work through what is sure to be a challenging environment in 2008, we remain enthusiastic and optimistic about our future.

Sincerely,



W. Moorhead Vermilye, President and CEO



Christopher F. Spurry, Chairman of the Board

BOARD OF DIRECTORS

SHORE BANCSHARES, INC.

HERBERT L. ANDREW, III
Farmer

BLENDA W. ARMISTEAD
Investor

LLOYD L. BEATTY, JR.
Executive Vice President &COO, Shore Bancshares, Inc.

PAUL M. BOWMAN
Attorney, Law Office of Paul M. Bowman

WILLIAM W. "BUCK" DUNCAN
President and CEO, The Talbot Bank of Easton, Maryland

THOMAS H. EVANS
President and CEO, The Felton Bank

MARK M. FREESTATE
Vice President, The Avon-Dixon Agency, LLC

RICHARD C. GRANVILLE
Investor

W. EDWIN KEE, JR.
Professor, University of Delaware and
President of Kee's Creek Farm

NEIL R. LeCOMPTE
Certified Public Accountant, Office of Neil R. LeCompte

JERRY F. PIERSON
President, Jerry F. Pierson, Inc.

CHRISTOPHER F. SPURRY, CHAIRMAN
President, Spurry and Associates, Inc.

F. WINFIELD TRICE, JR.
President and CEO, The Centreville National Bank of Maryland

W. MOORHEAD VERMILYE
President and CEO, Shore Bancshares, Inc.

Officers

W. Moorhead Vermilye	President & CEO
Lloyd L. Beatty, Jr	Executive Vice President & COO
Susan E. Leaverton	Treasurer
Carol I. Brownawell	Secretary
Timothy J. Berrigan	Vice President, Information Technology
Laurie H. Yorkitous	Director of Marketing
Pamela C. Hunt	Vice President, Human Resources

THE TALBOT BANK OF EASTON, MARYLAND

HERBERT L. ANDREW, III
BLENDA W. ARMISTEAD
LLOYD L. BEATTY, JR.
DONALD D. CASSON, CHAIRMAN
JOHN W. DILLON
WILLIAM W. "BUCK" DUNCAN
GARY L. FAIRBANK
DUANE F. MARSHALL
JEROME M. McCONNELL
DAVID L. PYLES
STEPHEN M. SHEARER
CHRISTOPHER F. SPURRY
DAVID P. VALLIANT
W. MOORHEAD VERMILYE

Officers

William W. "Buck" Duncan	President & CEO
Jerome M. McConnell	Executive Vice President & SLO
Susan E. Leaverton	Vice President & CFO
Laura P. Heikes	Vice President & COO

THE CENTREVILLE NATIONAL BANK OF MARYLAND

PAUL M. BOWMAN
ANN B. COLLIER
MARK M. FREESTATE, CHAIRMAN
THOMAS K. HELFENBEIN
JAMES A. JUDGE
CLYDE V. KELLY, III
NEIL R. LeCOMPTE
JERRY F. PIERSON
WM. MAURICE SANGER
WM. E. SYLVESTOR, JR.
JEFFREY E. THOMPSON
F. WINFIELD TRICE, JR.
MARY ELLEN VALLIANT

Officers

F. Winfield Trice, Jr.	President & CEO
Carol I. Brownawell	Executive Vice President & CFO
Thomas E. Beery	Senior Vice President & SLO
Rita B. Mielke	Vice President & COO

THE AVON-DIXON AGENCY, LLC

LLOYD L. BEATTY, JR.
JACK BROOKS
LEONARD "JAY" DAYTON, JR.
JOHN DETWILER
MARK M. FREESTATE
DIANA H. JOHNSON
WILLIAM L. LANE, JR., CHAIRMAN
DAVID C. LEE
EDWARD "NED" MCDONALD
TERRY M. MEAD
JOHN WILSON

Officers

Terry M. Mead	CEO

ELLIOTT WILSON INSURANCE, LLC

EDWARD "NED" MCDONALD
TERRY M. MEAD
ERIKA S. WILSON

Officers

Terry M. Mead	CEO

THE FELTON BANK

FREDRICK A. DUFFY
THOMAS H. EVANS
W. EDWIN KEE, JR., CHAIRMAN
HARVEY R. KENTON, JR.
THOMAS E. MELVIN
DAVID W. MOORE, VICE CHAIRMAN
JAMES W. TORBERT
W. MOORHEAD VERMILYE

Officers

Thomas H. Evans	President
Susan E. Leaverton	Vice President & CFO
Robin M. Deputy	Vice President & COO
Dianne L. Webb	Vice President

WYE FINANCIAL & TRUST

A DIVISION OF THE CENTREVILLE NATIONAL BANK OF MARYLAND

Officers

Elizabeth Spurry Keller	Senior Vice President, Business Development
James M. Vermilye	Senior Vice President, Trust Officer
Henry Brandt	Vice President, Trust Officer

WYE MORTGAGE GROUP, LLC

Officers

Rick Rider	President
Laurie Schnaitman	Vice President

JACK MARTIN & ASSOCIATES, INC.

Officers

Terry M. Mead	CEO
Damon Hostetter	Secretary/Treasurer

TRI-STATE GENERAL INSURANCE AGENCY, LTD.

Officers

Edward A. Dickerson, III	President
Lloyd L. Beatty, Jr.	Vice President
Brenda Church	Secretary/Treasurer



Chestertown
Kent County
Queen Anne's County
Centreville
Stevensville
Chester
Grasonville
Annapolis
Hillsboro
Denton
Talbot County
MARYLAND
St. Michaels
Easton
Caroline County
Cambridge
Dorchester County
Salisbury
Camden
Kent County
Felton
Milford
DELAWARE
Sussex County
Atlantic Ocean
Chesapeake Bay
SHORE BANCSHARES, INC.
Banking. Insurance. Investments.
SHORE BANCSHARES CORPORATE OFFICES
THE TALBOT BANK
CENTREVILLE NATIONAL BANK
AVON-DIXON INSURANCE
FELTON BANK
TSGIA INSURANCE
WYE TRUST SERVICES
WYE MORTGAGE GROUP



New York City
Philadelphia
Baltimore
Washington, DC
Richmond
Norfolk
Chestertown
Annapolis
Salisbury
DE
MD
Atlantic Ocean
Chesapeake Bay

LOCATIONS

THE TALBOT BANK OF EASTON, MARYLAND

Main Office
18 East Dover Street
Easton, MD 21601
410/822-1400
800/673-8258

Tred Avon Square Branch
212 Marlboro Avenue
Easton, MD 21601
410/819-3015

St. Michaels Branch
1013 S. Talbot Street
St. Michaels, MD 21663
410/745-9166

Elliott Road Branch
8275 Elliott Road
Easton, MD 21601
410/819-0181

Sunburst Branch
424 Dorchester Avenue
Cambridge, MD 21613
410/476-4407
410/228-8402

THE CENTREVILLE NATIONAL BANK OF MARYLAND

Main Office
109 N. Commerce Street
Centreville, MD 21617
410/758-1600
877/758-1600

Route 213 Branch
2609 Centreville Road
Centreville, MD 21617
410/758-2414

Chester Branch
300 Castle Marina Road
Chester, MD 21619
410/604-6270

Chestertown Branch
305 High Street
Chestertown, MD 21620
410/778-1299

Denton Branch
850 South 5th Avenue
Denton, MD 21629
410/820-4007

Grasonville Branch
202 Pullman Crossing
Grasonville, MD 21638
410/827-4636

Hillsboro Branch
21913 Shore Highway
Hillsboro, MD 21641
410/820-2121

Stevensville Branch
408 Thompson Creek Road
Stevensville, MD 21666
410/643-2233

Washington Square Branch
899 Washington Avenue
Chestertown, MD 21620
410/810-0591

THE AVON-DIXON AGENCY, LLC

Headquarters
28969 Information Lane
Easton, MD 21601
410/822-0506
800/242-8758

Easton Office
106 N. Harrison Street
Easton, MD 21601
410/822-0506
800/242-8758

Chestertown Office
899 Washington Avenue
Chestertown, MD 21620
410/758-0757

Grasonville Office
202 Pullman Crossing
Grasonville, MD 21638
410/822-0506
800/734-4176

The Avon-Dixon Agency
t/a W.M. Freestate & Son
105 Lawyers Row
Centreville, MD 21617
410/758-0757
800/462-0658

ELLIOTT WILSON INSURANCE, LLC
106 N. Harrison Street
Easton, MD 21601
410/820-7797
800/235-9885

JACK MARTIN & ASSOCIATES, INC.
326 First Street #26
Annapolis, MD 21403
410/626-1000
800/497-8101

TRI-STATE GENERAL INSURANCE AGENCY, LTD.
One Plaza East, 4th Floor
Salisbury, MD 21802
410/546-1255
800/556-7894

THE FELTON BANK

Main Office
120 W. Main Street
Felton, DE 19943
302/284-4600
800/989-4383

Milford Branch
698A N. DuPont Blvd.
Milford, DE 19963
302/424-4600

Camden Branch
263 Wal-Mart Drive
Camden, DE 19934
302/698-1432

WYE FINANCIAL & TRUST

Main Office
17 E. Dover Street, Suite 101
Easton, MD 21601
410/763-8543

Centreville Office
109 N. Commerce Street
Centreville, MD 21617
410/758-1600

WYE MORTGAGE GROUP, LLC
Easton Office
17 E. Dover Street, Suite 102
Easton, MD 21601
410/770-8786
888/204-8908

Centreville Office
109 N. Commerce Street
Centreville, MD 21617
410/758-1600
888/204-8908

Felton Office
120 W. Main Street
Felton, DE 19943
302/284-4600
888/204-8908

NASDAQ: SHBI

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2007

Commission File No. 0-22345

SHORE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Maryland	52-1974638
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
18 East Dover Street, Easton, Maryland	21601
(Address of Principal Executive Offices)	(Zip Code)

(410) 822-1400
Registrant's Telephone Number, Including Area Code

Securities Registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common stock, par value $.01 per share	Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 16(d) of the Act. [ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (check one):
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes [ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $203,456,742.

The number of shares outstanding of the registrant's common stock as of the latest practicable date: 8,395,450 as of March 3, 2008.

Documents Incorporated by Reference

Certain information required by Part III of this annual report is incorporated herein by reference to the definitive proxy statement for the 2008 Annual Meeting of Stockholders to be held on April 23, 2008.

INDEX

This Annual Report of Shore Bancshares, Inc. on Form 10-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Readers of this report should be aware of the speculative nature of "forward-looking statements." Statements that are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are based on current expectations, estimates and projections about (among other things) the industry and the markets in which the Company and its subsidiaries operate; they are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including risks and uncertainties discussed in this Form 10-K, general economic, market or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in our competitive position or competitive actions by other companies; changes in the quality or composition of loan and investment portfolios; the ability to mange growth; changes in laws or regulations or policies of federal and state regulators and agencies; and other circumstances beyond the Company's control. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated will be realized, or if substantially realized, will have the expected consequences on the Company's business or operations. For a more complete discussion of these and other risk factors, see Item 1A of Part I of this report. Except as required by applicable laws, we do not intend to publish updates or revisions of forward-looking statements it makes to reflect new information, future events or otherwise.

Except as expressly provided otherwise, the term "Company" as used in this report refers to Shore Bancshares, Inc. and the terms "we", "us" and "our" refer collectively to Shore Bancshares, Inc. and its consolidated subsidiaries.

PART I

Item 1. Business.

BUSINESS

General

The Company was incorporated under the laws of Maryland on March 15, 1996 and is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company's primary business is acting as the parent company to several financial institution and insurance entities. The Company engages in the banking business through The Centreville National Bank of Maryland, a national banking association ("Centreville National Bank"), The Talbot Bank of Easton, Maryland, a Maryland commercial bank ("Talbot Bank"), and The Felton Bank, a Delaware commercial bank ("Felton Bank" and, together with Centreville National Bank and Talbot Bank, the "Banks"). The Company engages in the insurance business through two general insurance producer firms, The Avon-Dixon Agency, LLC, a Maryland limited liability company, and Elliott Wilson Insurance, LLC, a Maryland limited liability company; one marine insurance producer firm, Jack Martin & Associates, Inc., a Maryland corporation; three wholesale insurance firms, Tri-State General Insurance Agency, LTD, a Maryland corporation, Tri-State General Insurance Agency of New Jersey, Inc., a New Jersey corporation, and Tri-State General Insurance Agency of Virginia, Inc., a Virginia corporation; and two insurance premium finance companies, Mubell Finance, LLC, a Maryland limited liability company, and ESFS, Inc., a Maryland corporation (all of the foregoing are collectively referred to as the "Insurance Subsidiary"). On March 1, 2008, the Company established a mortgage broker subsidiary, Wye Mortgage Group, LLC (the "Mortgage Group"). The Company also has two inactive subsidiaries, Wye Financial Services, LLC and Shore Pension Services, LLC, both of which were organized under Maryland law.

Talbot Bank owns all of the issued and outstanding securities of Dover Street Realty, Inc., a Maryland corporation that engages in the business of holding and managing real property acquired by Talbot Bank as a result of loan foreclosures. Centreville National Bank, a national banking association, owns 20% of the issued and outstanding common stock of Delmarva Data Bank Processing Center, Inc. ("Delmarva Data"), a Maryland corporation that provides data processing services to banks located in Maryland, Delaware, Virginia and the District of Columbia, including Centreville National Bank and Talbot Bank.

We operate in two business segments: community banking and insurance products and services. Financial information related to our operations in these segments for each of the two years ended December 31, 2007 is provided in Note 24 to the Company's Consolidated Financial Statements included in Item 8 of Part II of this report.

Banking Products and Services

Centreville National Bank is a national banking association that commenced operations in 1876. Talbot Bank is a Maryland commercial bank that commenced operations in 1885 and was acquired by the Company in its December 2000 merger with Talbot Bancshares, Inc. ("Talbot Bancshares"). Felton Bank is a Delaware commercial bank that commenced operations in 1908 and was acquired by the Company in April 2004 when it merged with Midstate Bancorp, Inc. The Banks operate 17 full service branches and 21 ATMs and provide a full range of commercial and consumer banking products and services to individuals, businesses, and other organizations in the Maryland counties of Kent, Queen Anne's, Caroline, Talbot and Dorchester and in Kent County, Delaware. The

Banks' deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC").

The Banks are independent community banks and serve businesses and individuals in their respective market areas. Services offered are essentially the same as those offered by larger regional institutions that compete with the Banks. Services provided to businesses include commercial checking, savings, certificate of deposit and overnight investment sweep accounts. The Banks offer all forms of commercial lending, including secured and unsecured loans, working capital loans, lines of credit, term loans, accounts receivable financing, real estate acquisition development, construction loans and letters of credit. Merchant credit card clearing services are available as well as direct deposit of payroll, internet banking and telephone banking services.

Services to individuals include checking accounts, various savings programs, mortgage loans, home improvement loans, installment and other personal loans, credit cards, personal lines of credit, automobile and other consumer financing, safe deposit boxes, debit cards, 24 hour telephone banking, PC and internet banking, and 24-hour automatic teller machine services. The Banks also offer nondeposit products, such as mutual funds and annuities, and discount brokerage services to their customers. Additionally, the Banks have Saturday hours and extended hours on certain evenings during the week for added customer convenience.

Lending Activities

The Banks originate secured and unsecured loans for business purposes. Commercial loans are typically secured by real estate, accounts receivable, inventory equipment and/or other assets of the business. Commercial loans generally involve a greater degree of credit risk than one to four family residential mortgage loans. Repayment is often dependent on the successful operation of the business and may be affected by adverse conditions in the local economy or real estate market. The financial condition and cash flow of commercial borrowers is therefore carefully analyzed during the loan approval process, and continues to be monitored by obtaining business financial statements, personal financial statements and income tax returns. The frequency of this ongoing analysis depends upon the size and complexity of the credit and collateral that secures the loan. It is also the Company's general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

Commercial real estate loans are primarily those secured by office condominiums, retail buildings, warehouses and general purpose business space. Low loan to value ratio standards, as well as the thorough financial analysis performed and the Banks' knowledge of the local economy in which they lend are employed to help reduce the risk associated with these loans.

The Banks provide residential real estate construction loans to builders and individuals for single family dwellings. Residential construction loans are usually granted based upon "as completed" appraisals and are secured by the property under construction. Additional collateral may be taken if loan to value ratios exceed 80%. Site inspections are performed to determine pre-specified stages of completion before loan proceeds are disbursed. These loans typically have maturities of six to 12 months and may have fixed or variable rate features. Permanent financing options for individuals include fixed and variable rate loans with three- and five-year balloon features and one-, three- and five-year adjustable rate mortgage loans. The risk of loss associated with real estate construction lending is controlled through conservative underwriting procedures such as loan to value ratios of 80% or less, obtaining additional collateral when prudent, and closely monitoring construction projects to control disbursement of funds on loans.

The Banks originate fixed and variable rate residential mortgage loans. As with any consumer loan, repayment is dependent on the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness, or personal bankruptcy. Underwriting standards recommend loan to value ratios not to exceed 80% based on appraisals performed by approved appraisers. The Banks rely on title insurance to protect their lien priorities and protect the property securing the loans by requiring fire and casualty insurance.

The Mortgage Group, which operated in 2007 as a division of Centreville National Bank, brokers long-term fixed rate residential mortgage loans for sale on the secondary market for which it receives commissions upon settlement.

A variety of consumer loans are offered to customers, including home equity loans, credit cards and other secured and unsecured lines of credit and term loans. Careful analysis of an applicant's creditworthiness is performed before granting credit, and on going monitoring of loans outstanding is performed in an effort to minimize risk of loss by identifying problem loans early.

Deposit Activities

The Banks offer a full array of deposit products including checking, savings and money market accounts, regular and IRA certificates of deposit, and Christmas Savings accounts. The Banks also offer the CDARS program, providing up to $20 million of FDIC insurance to our customers. In addition, we offer our commercial customers packages which include Cash Management services and various checking opportunities.

Trust Services

Centreville National Bank established a trust department during the second quarter of 2005 and markets trust, asset management and financial planning services to customers within our market areas.

Insurance Activities

The Avon-Dixon Agency, LLC, Elliott Wilson Insurance, LLC, and Mubell Finance, LLC were formed as a result of the Company's acquisition of the assets of The Avon-Dixon Agency, Inc., Elliott Wilson Insurance, Inc., Avon-Dixon Financial Services, Inc., Joseph M. George & Son, Inc. and 59th Street Finance Company on May 1, 2002. In November 2002, The Avon-Dixon Agency, LLC acquired certain assets of W. M. Freestate & Son, Inc., a full-service insurance producer firm located in Centreville, Maryland. Jack Martin & Associates, Inc., Tri-State General Insurance Agency, LTD, Tri-State General Insurance Agency of New Jersey, Inc., Tri-State General Insurance Agency of Virginia, Inc., and ESFS, Inc. were acquired on October 1, 2007.

The Insurance Subsidiaries offer a full range of insurance products and services to customers, including insurance premium financing.

Seasonality

Management does not believe that our business activities are seasonal in nature. Demand for our products and services may vary depending on local and national economic conditions, but management believes that any variation will not have a material impact on our planning or policy-making strategies.

Employees

At February 29, 2008, we employed 373 persons, of which 328 were employed on a full-time basis.

COMPETITION

The banking business, in all of its phases, is highly competitive. Within our market areas, we compete with commercial banks (including local banks and branches or affiliates of other larger banks), savings and loan associations and credit unions for loans and deposits, with money market and mutual funds and other investment alternatives for deposits, with consumer finance companies for loans, with insurance companies, agents and brokers for insurance products, and with other financial institutions for various types of products and services. There is also competition for commercial and retail banking business from banks and financial institutions located outside our market areas.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. The primary factors in competing for insurance customers are competitive rates, the quality and range of insurance products offered, and quality, personalized service.

To compete with other financial services providers, we rely principally upon local promotional activities, including advertisements in local newspapers, trade journals and other publications and on the radio, personal relationships established by officers, directors and employees with customers, and specialized services tailored to meet its customers' needs. In those instances in which we are unable to accommodate the needs of a customer, we will arrange for those services to be provided by other financial services providers with which we have a relationship. We additionally rely on referrals from satisfied customers.

The following tables set forth deposit data for FDIC-insured institutions in Kent, Queen Anne's, Caroline, Talbot and Dorchester Counties in Maryland and for Kent County in Delaware as of June 30, 2007, the most recent date for which comparative information is available.

Kent County, Maryland	Deposits	% of Total
	(in thousands)	
Peoples Bank of Kent County, Maryland	$159,916	33.65%
Mercantile Shore Bank	151,864	31.96
Chesapeake Bank and Trust Co.	65,641	13.81
Branch Banking & Trust	40,988	8.63
The Centreville National Bank of Maryland	**30,488**	**6.42**
SunTrust Bank	26,298	5.53
Total	$475,195	100.00%

Source: FDIC DataBook

Queen Anne's County, Maryand	Deposits	% of Total
	(in thousands)	
The Queenstown Bank of Maryland	$305,135	40.78%
The Centreville National Bank of Maryland	**203,292**	**27.17**
Bank of America, National Association	63,337	8.46
Mercantile Shore Bank	61,797	8.26
Bank Annapolis	47,090	6.29
M&T	43,002	5.75
Branch Banking & Trust	22,681	3.03
Sun Trust Bank	1,453	0.19
Branch Banking & Trust	551	0.07
Total	$748,338	100.00%

Source: FDIC DataBook

Caroline County, Maryland	Deposits	% of Total
	(in thousands)	
Provident State Bank of Preston, Maryland	$141,019	34.70%
Mercantile Shore Bank	111,578	27.45
The Centreville National Bank of Maryland	**53,040**	**13.05**
Branch Banking & Trust	44,997	11.07
M&T	29,348	7.22
Bank of America, National Association	16,761	4.13
Easton Bank & Trust	9,667	2.38
Total	$406,410	100.00%

Source: FDIC DataBook

Talbot County, Maryland	Deposits	% of Total
	(in thousands)	
The Talbot Bank of Easton, Maryland	**$391,978**	**41.71%**
Mercantile Shore Bank	166,474	17.72
Easton Bank & Trust	102,444	10.90
Bank of America, National Association	91,452	9.73
Branch Banking & Trust	53,487	5.69
SunTrust Bank	43,884	4.67
M&T	28,660	3.05
The Queenstown Bank of Maryland	27,754	2.96
First Mariner Bank	15,233	1.62
Chevy Chase Bank	13,067	1.39
Provident State Bank of Preston, Maryland	5,259	0.56
Total	$939,692	100.00%

Source: FDIC DataBook

Dorchester County, Maryland	Deposits	% of Total
	(in thousands)	
The National Bank of Cambridge	$181,676	30.69%
Bank of the Eastern Shore	173,827	29.36
Hebron Savings Bank	57,907	9.78
Branch Banking & Trust	46,379	7.83
Provident State Bank of Preston, Maryland	40,541	6.85
Bank of America, National Association	30,189	5.10
M&T	22,780	3.85
SunTrust Bank	19,552	3.30
The Talbot Bank of Easton, Maryland	**19,161**	**3.24**
Total	$592,012	100.00%

Source: FDIC DataBook

Kent County, Delaware	Deposits	% of Total
	(in thousands)	
Wilmington Trust	$540,918	31.14%
PNC Bank Delaware	262,477	15.11
Citizens Bank	253,693	14.61
First NB of Wyoming	232,256	13.37
Wachovia Bank of Delaware	160,788	9.26
The Felton Bank	**69,627**	**4.01**
Artisans Bank	66,178	3.81
Wilmington Savings Fund Society	66,041	3.80
Commerce Bank National Assn	43,187	2.49
County Bank	36,561	2.10
Fort Sill National Bank	5,230	0.30
Total	$1,736,956	100.00%

Source: FDIC DataBook

For further information about competition in our market areas, see the Risk Factor entitled "We operate in a highly competitive market" in Item 1A of Part I of this annual report.

SUPERVISION AND REGULATION

The following is a summary of the material regulations and policies applicable to us and is not intended to be a comprehensive discussion. Changes in applicable laws and regulations may have a material effect on our business, financial condition and results of operation.

General

The Company is a financial holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") under the BHC Act and, as such, is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the FRB.

Talbot Bank is a Maryland commercial bank subject to the banking laws of Maryland and to regulation by the Commissioner of Financial Regulation of Maryland, who is required by statute to make at least one examination in each calendar year (or at 18-month intervals if the Commissioner determines that an examination is unnecessary in a particular calendar year). Centreville National Bank is a national banking association subject to federal banking laws and regulations enforced and/or promulgated by the Office of the Comptroller of the Currency (the "OCC"), which is required by statute to make at least one examination in each calendar year. Felton Bank is a Delaware commercial bank subject to the banking laws of Delaware and to regulation by the Delaware Office of the State Bank Commissioner, who is entitled by statute to make examinations of Felton Bank as and when deemed necessary or expedient. The primary federal regulator of both Talbot Bank and Felton Bank is the FDIC, which is also entitled to conduct regular examinations. The deposits of the Banks are insured by the FDIC, so certain laws and regulations administered by the FDIC also govern their deposit taking operations. In addition to the foregoing, the Banks are subject to numerous state and federal statutes and regulations that affect the business of banking generally.

Nonbank affiliates of the Company are subject to examination by the FRB, and, as affiliates of the Banks, may be subject to examination by the Banks' regulators from time to time. In addition, the Insurance Subsidiaries are each subject to licensing and regulation by the insurance authorities of the states in which they do business. Retail sales of insurance products by the Insurance Subsidiaries to customers of the Banks are also subject to the requirements of the Interagency Statement on Retail Sales of Nondeposit Investment Products promulgated in 1994, as amended, by the FDIC, the FRB, the OCC, and the Office of Thrift Supervision. The Mortgage Group is subject to supervision by the banking agencies of the states in which it does business. Wye Financial Services, LLC is subject to the registration and examination requirements of federal and state laws governing investment advisers.

Regulation of Financial Holding Companies

In November 1999, the federal Gramm-Leach-Bliley Act (the "GLBA") was signed into law. Effective in pertinent part on March 11, 2000, GLBA revised the BHC Act and repealed the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC insured financial institution. Under GLBA, a bank holding company can elect, subject to certain qualifications, to become a "financial holding company." GLBA provides that a financial holding company may engage in a full range of financial activities, including insurance and securities sales and underwriting activities, and real estate development, with new expedited notice procedures.

Under FRB policy, the Company is expected to act as a source of strength to its subsidiary banks, and the FRB may charge the Company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. Accordingly, in the event that any insured subsidiary of the Company causes a loss to the FDIC, other insured subsidiaries of the Company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guaranty liabilities generally are superior in priority to obligations of a financial institution to its stockholders and obligations to other affiliates.

Regulation of Banks

Federal and state banking regulators may prohibit the institutions over which they have supervisory authority from engaging in activities or investments that the agencies believes are unsafe or unsound banking practices. These banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to be unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

The Company and its affiliates are subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A limits the amount of loans or extensions of credit to, and investments in, the Company and its nonbank affiliates by the Banks. Section 23B requires that transactions between any of the Banks and the Company and its nonbank affiliates be on terms and under circumstances that are substantially the same as with non-affiliates.

The Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, and principal stockholders or any related interest of such persons, which generally require that such credit extensions be made on substantially the same terms as are available to third parties dealing with the Banks and not involve more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to capital levels.

As part of the Federal Deposit Insurance Company Improvement Act of 1991 ("FDICIA"), each federal banking regulator adopted non-capital safety and soundness standards for institutions under its authority. These standards include internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may be required by the agency to develop a plan acceptable to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Company, on behalf of the Banks, believes that the Banks meet substantially all standards that have been adopted. FDICIA also imposes new capital standards on insured depository institutions.

The Community Reinvestment Act ("CRA") requires that, in connection with the examination of financial institutions within their jurisdictions, the federal banking regulators evaluate the record of the financial institution in meeting the credit needs of their communities including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered by all regulatory agencies in evaluating mergers, acquisitions and applications to open a branch or facility.

As of the date of its most recent examination report, each of the Banks has a CRA rating of "Satisfactory."

Capital Requirements

FDICIA established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, federal banking regulators are required to rate supervised institutions on the basis of five capital categories: "well - capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized;" and to take certain mandatory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories. The severity of the actions will depend upon the category in which the institution is placed. A depository institution is "well capitalized" if it has a total risk based capital ratio of 10% or greater, a Tier 1 risk based capital ratio of 6% or greater, and a leverage ratio of 5% or greater and is not subject to any order, regulatory agreement, or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" institution is defined as one that has a total risk based capital ratio of 8% or greater, a Tier 1 risk based capital ratio of 4% or greater and a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMELS rating of 1).

FDICIA generally prohibits a depository institution from making any capital distribution, including the payment of cash dividends, or paying a management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. For a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee (subject to certain limitations) that the institution will comply with such capital restoration plan.

Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized and requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to the appointment of a receiver or conservator; generally within 90 days of the date such institution is determined to be critically undercapitalized.

As of December 31, 2007, the Banks were each deemed to be "well capitalized." For more information regarding the capital condition of the Company, see Note 17 of Consolidated Financial Statements appearing in Item 8 of Part II of this report.

Deposit Insurance

The deposits of the Banks are insured to a maximum of $100,000 per depositor through the Deposit Insurance Fund, which is administered by the FDIC, and the Banks are required to pay semi-annual deposit insurance premium assessments to the FDIC. The Banks paid a total of $99,000 in FDIC premiums during 2007. The Deposit Insurance Fund was created pursuant to the Federal Deposit Insurance Reform Act of 2005, which was signed into law on February 8, 2006. Under this new law, (i) the current $100,000 deposit insurance coverage will be indexed for inflation (with adjustments every five years, commencing January 1, 2011), and (ii) deposit insurance coverage for retirement accounts was increased to $250,000 per participant subject to adjustment for inflation. In addition, the FDIC will be given greater latitude in setting the assessment rates for insured depository institutions which could be used to impose minimum assessments. The law also allows "eligible insured depository institutions" to share in a one-time assessment credit pool. The Banks' portion of the one-time credit assessment was $541,000.

USA PATRIOT Act

Congress adopted the USA PATRIOT Act (the "Patriot Act") on October 26, 2001 in response to the terrorist attacks that occurred on September 11, 2001. Under the Patriot Act, certain financial institutions, including banks, are required to maintain and prepare additional records and reports that are designed to assist the government's efforts to combat terrorism. The Patriot Act includes sweeping anti-money laundering and financial transparency laws and required additional regulations, including, among other things, standards for verifying client identification when opening an account and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Federal Securities Laws

The shares of the Company's common stock are registered with the Securities and Exchange Commission (the "SEC") under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the Nasdaq Global Select Market. The Company is subject to information reporting requirements, proxy solicitation requirements, insider trading restrictions and other requirements of the Exchange Act, including the requirements imposed under the federal Sarbanes-Oxley Act of 2002. Among other things, loans to and other transactions with insiders are subject to restrictions and heightened disclosure, directors and certain committees of the Board must satisfy certain independence requirements, and the Corporation is generally required to comply with certain corporate governance requirements.

Governmental Monetary and Credit Policies and Economic Controls

The earnings and growth of the banking industry and ultimately of the Bank are affected by the monetary and credit policies of governmental authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the FRB authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or their effect on the business and earnings of the Company and its subsidiaries.

AVAILABLE INFORMATION

The Company maintains an Internet site at www.shbi.net on which it makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, stockholders may access these reports and documents on the SEC's web site at www.sec.gov.

Item 1A. RISK FACTORS

The following factors may impact our business, financial condition and results of operations and should be considered carefully in evaluating an investment in shares of common stock of the Company.

Risks Relating to the Business of the Company and its Affiliates

The Company's future depends on the successful growth of its subsidiaries

The Company's primary business activity for the foreseeable future will be to act as the holding company of Talbot Bank, Centreville National Bank, Felton Bank, and its other subsidiaries. Therefore, the Company's future profitability will depend on the success and growth of these subsidiaries. In the future, part of the Company's growth may come from buying other banks and buying or establishing other companies. Such entities may not be profitable after they are purchased or established, and they may lose money, particularly at first. A new bank or company may bring with it unexpected liabilities, bad loans, or bad employee relations, or the new bank or company may lose customers.

A majority of our business is concentrated in Maryland and Delaware; a significant amount of our business is concentrated in real estate lending

Because most of our loans are made to customers who reside on the Eastern Shore of Maryland and in Delaware, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose loan portfolios are geographically diverse. Further, we make many real estate secured loans, including construction and land development loans, all of which are in greater demand when interest rates are low and economic conditions are good. There can be no guarantee that good economic conditions or low interest rates will continue to exist. Moreover, the market values of the real estate securing our loans may deteriorate due to a number of unpredictable factors, which could cause us to lose money in the event a borrower failed to repay a loan and we were forced to foreclose on the property. Additionally, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation, along with the other federal banking regulators, issued final guidance on December 6, 2006 entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Based on our commercial real estate concentration as of December 31, 2006, we may be subject to further supervisory analysis during future examinations. Although we continuously evaluate our concentration and risk management strategies, we cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management cannot predict the extent to which this guidance will impact our operations or capital requirements.

Interest rates and other economic conditions will impact our results of operation

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (*i.e.*, net interest income), including advances from the Federal Home Loan Bank of Atlanta. Interest rate risk arises from mismatches (*i.e.*, the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (*i.e.*, a positive gap) could enhance earnings in a rising interest rate environment and could negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (*i.e.*, a negative gap) could enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, but there can be no assurance that these attempts will be successful in the event of such changes.

The Banks may experience loan losses in excess of their allowances

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management of each of the Banks bases that Bank's allowance for loan losses upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities, as a part of their examination process, require our bank subsidiaries to increase their respective allowance for loan losses, our earnings and capital could be significantly and adversely affected. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Banks' non-performing or performing loans. Material additions to the allowance for loan losses of one of the Banks would result in a decrease in that Bank's net income and capital and could have a material adverse effect on our financial condition.

The market value of our investments might decline

As of December 31, 2007, we had classified 88% of our investment securities as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115 ("SFAS 115") relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in stockholders' equity (net of tax) as accumulated other comprehensive income. The remaining investment securities are classified as held-to-maturity in accordance with SFAS 115 and are stated at amortized cost.

In the past, gains on sales of investment securities have not been a significant source of income for us. There can be no assurance that future market performance of our investment portfolio will enable us to realize income from sales of securities. Stockholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. There can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in stockholders' equity.

Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). Also, the passage of time will affect the market values of our investment securities, in that the closer they are to maturing, the closer the market price should be to par value. These and other factors may impact specific categories of the portfolio differently, and management cannot predict the effect these factors may have on any specific category.

The banking industry is heavily regulated; significant regulatory changes could adversely affect our operations

Our operations are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. The Company is subject to supervision by the FRB; Talbot Bank is subject to supervision and periodic examination by the Maryland Commissioner and the FDIC; Centreville National Bank is subject to supervision and periodic examination by the OCC and the FDIC; and Felton Bank is subject to supervision and periodic examination by the Delaware Commissioner and the FDIC. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. The Company and the Banks are also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that those institutions are found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects. Management also cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

We operate in a highly competitive market

We operate in a competitive environment, competing for loans, deposits, insurance products and customers with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Competition for other products, such as insurance and securities products, comes from other banks, securities and brokerage companies, insurance companies, insurance agents and brokers, and other nonbank financial service providers in our market areas. Many of these competitors are much larger in terms of total assets and capitalization, have greater access to capital markets, and/or offer a broader range of financial services than those offered by us. In addition, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers. Our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

In addition, current banking laws facilitate interstate branching, merger activity among banks, and expanded activities. Since September 1995, certain bank holding companies have been authorized to acquire banks throughout the United States. Since June 1, 1997, certain banks have been permitted to merge with banks organized under the laws of different states. As a result, interstate banking is now an accepted element of competition in the banking industry and the Corporation may be brought into competition with institutions with which it does not presently compete. Moreover, as discussed above, the GLBA revised the BHC Act in 2000 and repealed the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC-insured financial institution. These laws may increase the competition we face in our market areas in the future, although management cannot predict the degree to which such competition will impact our financial conditions or results of operations.

The loss of key personnel could disrupt our operations and result in reduced earnings

Our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. Our current executive officers provide valuable services based on their many years of experience and in-depth knowledge of the banking industry. Due to the intense competition for financial professionals, these key personnel would be difficult to replace and an unexpected loss of their services could result in a disruption to the continuity of operations and a possible reduction in earnings.

We may be subject to claims

We may from time to time be subject to claims from customers for losses due to alleged breaches of fiduciary duties, errors and omissions of employees, officers and agents, incomplete documentation, the failure to comply with applicable laws and regulations, or many other reasons. Also, our employees may knowingly or unknowingly violate laws and regulations. Management may not be aware of any violations until after their occurrence. This lack of knowledge may not insulate the Company or our subsidiaries from liability. Claims and legal actions may result in legal expenses and liabilities that may reduce our profitability and hurt our financial condition.

We may be adversely affected by recent legislation

As discussed above, the GLBA repealed restrictions on banks affiliating with securities firms and permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities that are currently not permitted for bank holding companies. Although the Company is a financial holding company, this law may increase the competition we face from larger banks and other companies. It is not possible to predict the full effect that this law will have on us.

The Sarbanes-Oxley Act of 2002 requires management of publicly traded companies to perform an annual assessment of their internal controls over financial reporting and to report on whether the system is effective as of the end of the Company's fiscal year. Disclosure of significant deficiencies or material weaknesses in internal controls could cause an unfavorable impact to shareholder value by affecting the market value of our stock.

The Patriot Act reinforced the importance of implementing and following procedures required by the Bank Secrecy Act and money laundering issues. Non-compliance with this act or failure to file timely and accurate documentation could expose the company to adverse publicity as well as fines and penalties assessed by regulatory agencies.

We may not be able to keep pace with developments in technology

We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and non-bank entities may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

Risks Relating to the Company's Common Stock

The Company's ability to pay dividends is limited

The Company's stockholders are entitled to dividends on their shares of common stock if, when, and as declared by the Company's Board of Directors out of funds legally available for that purpose. The Company's current ability to pay dividends to stockholders is largely dependent upon the receipt of dividends from the Banks. Both federal and state laws impose restrictions on the ability of the Banks to pay dividends. Federal law prohibits the payment of a dividend by an insured depository institution if the depository institution is considered "undercapitalized" or if the payment of the dividend would make the institution "undercapitalized". For a Maryland state-chartered bank, dividends may be paid out of undivided profits or, with the prior approval of the Maryland Commissioner, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its required capital stock, then cash dividends may not be paid in excess of 90% of net earnings. National banking associations are generally limited, subject to certain exceptions, to paying dividends out of undivided profits. For a Delaware state-chartered bank, dividends may be paid out of net profits, but only if its surplus fund is equal to or greater than 50% of its required capital stock. If a Delaware bank's surplus is less than 100% of capital stock when it declares a dividend, then it must carry 25% of its net profits of the preceding period for which the dividend is paid to its surplus fund until the surplus amounts to 100% of its capital stock. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution that would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice. Because of these limitations, there can be no guarantee that the Company's Board will declare dividends in any fiscal quarter.

The shares of the Company's common stock are not insured

Investments in the shares of the common stock of the Company are not deposits and are not insured against loss by the government.

The shares of the Company's common stock are not heavily traded

The shares of common stock of the Company are listed on the Nasdaq Global Select Market and are not heavily traded. Stock that is not heavily traded can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of the shares our common stock. Management cannot predict the extent to which an active public market for our common stock will develop or be sustained in the future. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, the Company's stockholders may not be able to sell their shares at the volumes, prices, or times that they desire.

The Company's Articles of Incorporation and Bylaws and Maryland law may discourage a corporate takeover

The Company's Amended and Restated Articles of Incorporation (the "Charter") and Amended and Restated Bylaws contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These Charter and Bylaws provide for the classification of the Board into three classes; directors of each class generally serve for staggered three-year periods. No director may be removed except for cause and then only by a vote of at least two-thirds of the total eligible stockholder votes. The Charter gives the Board certain powers in respect of the Company's securities. First, the Board has the authority to classify and reclassify unissued shares of stock of any class or series of stock by setting, fixing, eliminating, or altering in any one or more respects the preferences, rights, voting powers, restrictions and qualifications of, dividends on, and redemption, conversion, exchange, and other rights of, such securities. Second, a majority of the Board, without action by the stockholders, may amend the Charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class that the Company has authority to issue. The Board could use these powers, along with its authority to authorize the issuance of securities of any class or series, to issue securities having terms favorable to management to persons affiliated with or otherwise friendly to management. In addition to the foregoing, Maryland law contains anti-takeover provisions governing acquisitions of the Company's securities by and business combinations with certain "interested" stockholders.

Although these provisions do not preclude a takeover, they may have the effect of discouraging a future takeover attempt which would not be approved by the board of directors, but pursuant to which stockholders might receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction might not have the opportunity to do so. Such provisions will also render the removal of the Board of Directors and of management more difficult and, therefore, may serve to perpetuate current management. As a result of the foregoing, such provisions could potentially adversely affect the market price of the shares of common stock of the Company.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties.

Our offices are listed in the tables below. The Company's main office is the same as Talbot Bank's main office. The Company owns real property at 28969 Information Lane in Easton, Maryland, which houses the Operations, Information Technology and Finance departments of the Company and its subsidiaries, and certain operations of The Avon-Dixon Agency, LLC.

The Talbot Bank of Easton, Maryland

Branches

Main Office
18 East Dover Street
Easton, Maryland 21601

Tred Avon Square Branch
212 Marlboro Road
Easton, Maryland 21601

St. Michaels Branch
1013 South Talbot Street
St. Michaels, Maryland 21663

Elliott Road Branch
8275 Elliott Road
Easton, Maryland 21601

Sunburst Branch
424 Dorchester Avenue
Cambridge, Maryland 21613

ATMs

Memorial Hospital at Easton
219 South Washington Street
Easton, Maryland 21601

Sailwinds Amoco
511 Maryland Avenue
Cambridge, Maryland 21613

Talbottown
218 North Washington Street
Easton, Maryland 21601

The Centreville National Bank of Maryland

Branches

Main Office
109 North Commerce Street
Centreville, Maryland 21617

Route 213 South Office
2609 Centreville Road
Centreville, Maryland 21617

Stevensville Office
408 Thompson Creek Road
Stevensville, Maryland 21666

Chestertown Office
305 East High Street
Chestertown, Maryland 21620

Hillsboro Office
21913 Shore Highway
Hillsboro, Maryland 21641

Denton Office
850 South 5th Street
Denton, Maryland 21629

Chester Office
300 Castle Marina Road
Chester, Maryland 21619

Grasonville Office
202 Pullman Crossing
Grasonville, Maryland 21638

Washington Square Office
899 Washington Avenue
Chestertown, Maryland 21620

ATM

Queenstown Harbor Golf Links
Queenstown, Maryland 21658

The Felton Bank		
Main Office 120 West Main Street Felton, Delaware 19943	Milford Office 698-A North Dupont Highway Milford, Delaware 19963	Camden Wal-Mart Supercenter 263 Wal-Mart Drive Camden, Delaware 19934
The Avon-Dixon Agency, LLC		
Easton Office 28969 Information Lane Easton, Maryland 21601	Grasonville Office 202 Pullman Crossing Grasonville, Maryland 21638	Centreville Office 105 Lawyers Row Centreville, Maryland 21617
Elliott-Wilson Insurance, LLC 106 North Harrison Street Easton, Maryland 21601	***Mubell Finance, LLC*** 106 North Harrison Street Easton, Maryland 21601	***Wye Financial Services, LLC*** 17 East Dover Street, Suite 101 Easton, Maryland 21601
Jack Martin & Associates, Inc. 326 First Street Annapolis, Maryland 21403		***Tri-State General Insurance Agencies and ESFS, Inc.*** One Plaza East, 4th Floor Salisbury, Maryland 21802

Talbot Bank owns the real property on which all of its offices are located, except that it operates under leases at its St. Michaels Branch. Centreville National Bank owns the real property on which all of its offices are located. Felton Bank leases the real property on which its main and Camden offices are located and owns its Milford branch location subject to a land lease. The Insurance Subsidiaries do not own any real property, but operate under leases. Wye Financial occupies space in Talbot Bank's main office. For information about rent expense for all leased premises, see Note 6 to the Consolidated Financial Statements appearing in Item 8 of Part II of this report.

Item 3. Legal Proceedings

We are at times, in the ordinary course of business, subject to legal actions. Management, upon the advice of counsel, believes that losses, if any, resulting from current legal actions will not have a material adverse effect on our financial condition or results of operation.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET PRICE, HOLDERS AND CASH DIVIDENDS

The shares of the common stock of the Company are listed on the Nasdaq Global Select Market under the symbol "SHBI". As of March 3, 2008, the Company had approximately 1,703 holders of record. The high and low sales prices for the shares of common stock of the Company, as reported on the Nasdaq Global Select Market, and the cash dividends declared on those shares for each quarterly period of 2007 and 2006 are set forth in the table below.

	2007			2006		
	Price Range		Dividends	Price Range		Dividends
	High	Low	Paid	High	Low	Paid
First Quarter	**$30.76**	**$23.54**	**$.16**	$23.67	$20.67	$.14
Second Quarter	**29.15**	**23.98**	**.16**	29.96	23.36	.15
Third Quarter	**27.05**	**20.52**	**.16**	29.20	25.51	.15
Fourth Quarter	**24.72**	**20.00**	**.16**	31.00	27.70	.15
			$.64			$.59

On March 3, 2008, the closing sales price for the shares of common stock was $20.78 per share.

Stockholders received cash dividends totaling $5,364,000 in 2007 and $4,908,000 in 2006. The ratio of dividends per share to earnings per share was 39.75% in 2007, compared to 36.42% in 2006. Cash dividends are typically declared on a quarterly basis and are at the discretion of the Board of Directors, based upon such factors as operating results, financial condition, capital adequacy, regulatory requirements, and stockholder return. The Company's ability to pay dividends is limited by federal and Maryland law and is generally dependent on the ability of the Company's subsidiaries, particularly the Banks, to declare dividends to the Company. For more information regarding these limitations, see Item 1A of Part I of this report under the heading, "The Company's ability to pay dividends is limited".

The transfer agent for the Company's common stock is:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Investor Relations: 1-800-368-5948
E-mail for investor inquiries: info@rtco.com.

The performance graph below compares the cumulative total shareholder return on the common stock of the Company with the cumulative total return on the equity securities included in the NASDAQ Composite Index (reflecting overall stock market performance), the NASDAQ Bank Index (reflecting changes in banking industry stocks), and the SNL Small Cap Bank Index (reflecting changes in stocks of banking institutions of a size similar to the Company) assuming in each case an initial $100 investment on December 31, 2002 and reinvestment of dividends as of the end of the Company's fiscal years. Returns are shown on a total return basis. The performance graph represents past performance and should not be considered to be an indication of future performance.


Total Return Performance
225
200
175
150
125
100
75
Index Value
Shore Bancshares, Inc.
NASDAQ Composite
NASDAQ Bank
SNL Small Cap Bank Index
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Shore Bancshares, Inc.	100.00	165.59	161.47	144.67	211.00	157.48
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
NASDAQ Bank	100.00	129.93	144.21	137.97	153.15	119.35
SNL Small Cap Bank Index	100.00	140.14	171.73	169.14	193.05	139.58

ISSUER REPURCHASES

On February 2, 2006, the Company's Board of Directors authorized the Company to repurchase up to 165,000 shares of its common stock over a period not to exceed 60 months. Shares may be repurchased in the open market or in privately negotiated transactions at such times and in such amounts per transaction as the President of the Company determines to be appropriate, subject to Board oversight. The Company intends to use the repurchased shares to fund the Company's employee benefit plans and for other general corporate purposes. The Company repurchased 10,234 shares of its common stock during the first three quarters of 2007. No shares were repurchased during the fourth quarter of 2007 or during 2006.

EQUITY COMPENSATION PLAN INFORMATION

The Company has three equity compensation plans under which it may issue equity awards to employees, officers, and/or directors of the Company and its subsidiaries: (i) the Shore Bancshares, Inc. 2006 Stock and Incentive Compensation Plan (the "2006 Plan"), which authorizes the grant of stock options, stock appreciation rights, stock awards, stock units, and performance units; (ii) the Shore Bancshares, Inc. 1998 Stock Option Plan, which authorizes the grant of stock options; and (iii) the Shore Bancshares, Inc. 1998 Employee Stock Purchase Plan, which authorizes the grant of stock options. Each of these plans was approved by the Company's Board of Directors and its stockholders.

Additionally, the Company assumed the Talbot Bancshares, Inc. Employee Stock Option Plan (the "Talbot Plan") and outstanding options granted thereunder when it merged with Talbot Bancshares in 2000. Although the Talbot Plan was adopted by the stockholders of Talbot Bancshares, it was not specifically adopted by the Company's stockholders as part of the merger. The Talbot Plan expired on April 9, 2007, and no stock options granted thereunder remain outstanding.

The following table contains information about these equity compensation plans as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	33,797	$15.67	699,281
Equity compensation plans not approved by security holders	0	$0.00	0
Total	33,797	$15.67	699,281

(1) In addition to stock options and stock appreciation rights, the 2006 Plan permits the grant of stock awards, stock units, and performance units, and the shares available for issuance shown in column (c) may be granted pursuant to such awards. Subject to the anti-dilution provisions of the Omnibus Plan, the maximum number of shares of restricted stock that may be granted to any participant in any calendar year is 45,000; the maximum number of restricted stock units that may be granted to any one participant in any calendar year is 45,000; and the maximum dollar value of performance units that may be granted to any one participant in any calendar year is $1,500,000. As of December 31, 2007, the Company has granted 4,245 shares of restricted stock that are not reflected in column (a) of this table.

Item 6. Selected Financial Data.

The following table sets forth certain selected financial data for the five years ended December 31, 2007 and is qualified in its entirety by the detailed statistical and other information contained in this report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in Item 7 of Part II of this report and the financial statements and notes thereto appearing in Item 8 of Part II of this report.

	Years Ended December 31,				
(Dollars in thousands, except per share data)	**2007**	2006	2005	2004	2003
RESULTS OF OPERATIONS:					
Interest income	**$65,141**	$57,971	$47,384	$38,291	$34,339
Interest expense	**24,105**	19,074	11,899	9,010	9,743
Net interest income	**41,036**	38,897	35,485	29,281	24,596
Provision for credit losses	**1,724**	1,493	810	931	335
Net interest income after provision for credit losses	**39,312**	37,404	34,675	28,350	24,261
Noninterest income	**14,679**	12,839	11,498	10,224	9,845
Noninterest expense	**32,539**	28,535	25,431	22,535	19,344
Income before income taxes	**21,452**	21,708	20,742	16,039	14,762
Income tax expense	**8,002**	8,154	7,854	5,841	5,266
NET INCOME	**$13,450**	$13,554	$12,888	$ 10,198	$ 9,496
PER SHARE DATA:					
Net income – basic	**$1.61**	$1.62	$1.55	$1.24	$1.18
Net income – diluted	**1.60**	1.61	1.54	1.23	1.16
Dividends paid	**0.64**	0.59	0.54	0.48	0.44
Book value (at year end)	**14.35**	13.28	12.17	11.24	10.31
Tangible book value (at year end) (1)	**11.68**	11.67	10.51	9.53	9.37
FINANCIAL CONDITION (at year end):					
Assets	**$956,911**	$945,649	$851,638	$790,598	$705,379
Deposits	**765,895**	774,182	704,958	658,672	592,409
Total loans, net of unearned income and allowance for credit losses	**768,799**	693,419	622,227	590,766	470,895
Long-term debt	**12,485**	25,000	4,000	5,000	5,000
Stockholders' equity	**120,235**	111,327	101,448	92,976	83,527
PERFORMANCE RATIOS (for the year):					
Return on average assets	**1.42%**	1.52%	1.51%	1.32%	1.40%
Return on average stockholders' equity	**11.79**	12.66	13.20	11.17	11.70
Net interest margin	**4.64**	4.70	4.69	4.10	3.91
Efficiency ratio (2)	**58.40**	55.15	54.13	57.04	56.17
Dividend payout ratio	**39.75**	36.42	34.84	38.71	37.29
Average stockholders' equity to average total assets	**12.04**	11.98	11.86	11.79	11.96

(1) Total stockholders' equity, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year end.

(2) Noninterest expense as a percentage of total revenue (net interest income plus total noninterest income). Lower ratios indicate improved productivity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion compares the Company's financial condition at December 31, 2007 to its financial condition at December 31, 2006 and the results of operations for the years ended December 31, 2007, 2006, and 2005. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing in Item 8 of Part II of this report.

PERFORMANCE OVERVIEW

The Company recorded a slight decline in net income for 2007 when compared to 2006. Net income for the year ended December 31, 2007 was $13.45 million, compared to $13.55 million and $12.89 million for the years ended December 31, 2006 and 2005, respectively. Basic earnings per share for 2007 was $1.61, a decrease of 0.6% from 2006. Basic earnings per share was $1.62 and $1.55 for 2006 and 2005, respectively. Diluted earnings per share for 2007 was $1.60, a decrease of 0.6% when compared to 2006. Diluted earnings per share was $1.61 and $1.54 for 2006 and 2005, respectively.

Return on average assets was 1.42% for 2007, compared to 1.52% for 2006 and 1.51% for 2005. Return on stockholders' equity for 2007 was 11.79%, compared to 12.66% for 2006 and 13.20% for 2005. Comparing the year ended December 31, 2007 to the year ended December 31, 2006, average assets increased 6.0% to $947.1 million, average loans increased 9.7% to $728.8 million, average deposits increased 5.2% to $769.6 million, and average stockholders' equity increased 6.5% to $114.0 million.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that the Company follows are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has determined that the accounting policy with respect to the allowance for credit losses to be the accounting area that requires the most subjective or complex judgments, and, as such, could be most subject to revision as new information becomes available. Accordingly, the allowance for credit losses is considered to be a critical accounting policy, as discussed below.

The allowance for credit losses represents management's estimate of credit losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to the Consolidated Financial Statements describes the methodology used to determine the allowance for credit losses and a discussion of the factors driving changes in the amount of the allowance for credit losses is included in the Provision for Credit Losses and Risk Management section of this discussion.

RECENT ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Note 1 to the Consolidated Financial Statements discusses new accounting policies that the Company adopted during 2007 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects our financial condition, results of operations or liquidity, the impacts are discussed in the applicable section(s) of this discussion and Notes to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Interest Income and Net Interest Margin

Net interest income remains the most significant component of our earnings. It is the excess of interest and fees earned on loans, federal funds sold, and investment securities over interest paid on deposits and borrowings. Tax equivalent net interest income for 2007 was $41.4 million, representing a 5.6% increase over 2006. Tax equivalent net interest income for 2006 was $39.2 million, a 9.6% increase over 2005. An increase in the volume of earning assets was the reason for the growth in 2007; the increase in yields on earning assets was not enough to offset the increase in rates paid on interest bearing liabilities. An increase in the volume and yield on earning assets were the reasons for the growth in 2006. The tax equivalent yield on earning assets was 7.34% for 2007, compared to 6.98% and 6.25% for 2006 and 2005, respectively. Average earning assets increased to $893.0 million during 2007, compared to $835.5 million and $763.2 million for 2006 and 2005, respectively.

Interest rates remained unchanged by the FRB for much of 2007. On September 18, 2007, the FRB reduced the fed funds rate by 50 basis points, followed by another 25 basis-point cut on October 31, 2007 and a final 25 basis-point cut on December 11, 2007, for a total reduction in the fed funds rate of 100 basis points in four months. Conversely, in 2006, the FRB raised short-term interest rates by 100 basis points. The New York Prime rate, the primary index used for variable rate loans, also declined by 100 basis points during the year ended December 31, 2007 following an increase of 100 basis points for the prior year. These rate changes had and likely will have a direct impact on our overall loan yields.

The rate paid for interest bearing liabilities was 3.36% for the year ended December 31, 2007, representing an increase of 50 basis points over the 2.86% paid for the year ended December 31, 2006. In 2006, the overall rate paid for interest bearing liabilities increased 92 basis points when compared to the rate paid for the year ended December 31, 2005.

The following table sets forth the major components of net interest income, on a tax equivalent basis, for the years ended December 31, 2007, 2006 and 2005.

	2007			2006			2005		
(Dollars in thousands)	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate	Average Balance	Interest (1)	Yield/ Rate
Earning Assets:									
Investment securities:									
Taxable	**$112,384**	**$ 5,105**	**4.54%**	$110,354	$ 4,486	4.07%	$106,523	$ 3,796	3.56%
Non-taxable	**13,424**	**786**	**5.85**	13,593	791	5.82	15,074	879	5.83
Loans (2) (3)	**728,766**	**57,637**	**7.91**	664,244	50,633	7.62	607,017	41,867	6.90
Interest bearing deposits	**17,086**	**893**	**5.23**	18,665	939	5.03	3,002	111	3.69
Federal funds sold	**21,312**	**1,108**	**5.20**	28,663	1,459	5.09	31,571	1,058	3.35
Total earning assets	**892,972**	**65,529**	**7.34%**	835,519	58,308	6.98%	763,187	47,711	6.25%
Cash and due from banks	**16,938**			20,589			25,231		
Other assets	**44,136**			42,962			39,821		
Allowance for credit losses	**(6,898)**			(5,653)			(4,919)		
Total assets	**$947,148**			$893,417			$823,320		
Interest bearing liabilities:									
Demand deposits	**$112,553**	**1,069**	**0.95%**	$104,371	702	0.67%	$110,977	552	0.50%
Savings deposits	**177,256**	**3,175**	**1.79**	189,699	2,724	1.44	200,980	1,760	0.88
Certificates of deposit $100,000 or more	**159,532**	**7,748**	**4.86**	135,568	5,988	4.42	96,077	3,444	3.59
Other time deposits	**213,823**	**9,701**	**4.54**	191,234	7,714	4.03	172,724	5,347	3.10
Interest bearing deposits	**663,164**	**21,693**	**3.27**	620,872	17,128	2.76	580,758	11,103	1.91
Short-term borrowings	**33,138**	**1,264**	**3.81**	29,302	1,002	3.42	28,794	692	2.40
Long-term debt	**21,271**	**1,148**	**5.40**	17,831	944	5.29	2,207	104	4.71
Total interest bearing liabilities	**717,573**	**24,105**	**3.36%**	668,005	19,074	2.86%	611,759	11,899	1.94%
Noninterest bearing deposits	**106,462**			110,657			107,306		
Other liabilities	**9,074**			7,709			6,598		
Stockholders' equity	**114,039**			107,046			97,657		
Total liabilities and stockholders' equity	**$947,148**			$893,417			$823,320		
Net interest spread		**$41,424**	**3.98%**		$39,234	4.12%		$35,812	4.31%
Net interest margin			**4.64%**			4.70%			4.69%

(1) All amounts are reported on a tax equivalent basis computed using the statutory federal income tax rate of 35% exclusive of the alternative minimum tax rate and nondeductible interest expense. The taxable equivalent adjustment amounts utilized in the above table to compute yields aggregated $388,000 in 2007, $337,000 in 2006, and $327,000 in 2005.
(2) Average loan balances include nonaccrual loans.
(3) Interest income on loans includes amortized loan fees, net of costs, for each category and yields are stated to include all.

The tax equivalent yield on loans increased to 7.91% for 2007, compared to 7.62% for 2006. On a tax equivalent basis, interest income totaled $65.5 million for 2007, compared to $58.3 million for 2006. An increase in both the volume and yield on loans was the reason for the increases in both 2007 and 2006. Yields on investment securities, interest bearing deposits and federal funds sold all increased during 2007 and 2006. In 2007, increased volumes and yields on earning assets generated $7.2 million in additional interest income. Of that amount, $7.0 million was attributable to loans. The increased loan volume in 2007 generated an additional $5.1 million in interest income, while $1.9 million was attributable to the increased yield on loans in 2007.

Interest expense for 2007 increased $5.0 million when compared to 2006, and increased 7.2 million in 2006 over 2005. Higher rates paid for interest bearing liabilities, primarily deposits, resulted in a $2.7 million increase in interest expense for 2007 when compared to 2006. In 2006, higher rates paid for interest bearing liabilities resulted in a $4.3 million increase in interest expense when compared to 2005. The increased volume of deposits and other interest bearing liabilities in 2007 resulted in additional interest expense of $2.3 million, compared to an increase in interest expense of $2.9 million in 2006 resulting from increased volume of deposits and other interest bearing liabilities over 2005. The average rate paid for certificates of deposit of $100,000 or more increased 44 basis points to 4.86% for 2007 from 4.42% for 2006. The rate paid for all other time deposits increased to 4.54% for 2007, compared to 4.03% for 2006. The rate paid for short-term borrowings, which consist primarily of securities sold under agreements to repurchase, was 3.81% for 2007, compared to 3.42% and 2.40% in 2006 and 2005, respectively.

Growth in average earning assets was $57.5 million or 6.9% for the year ended December 31, 2007. Average loans increased

$64.5 million or 9.7%, totaling $728.8 million for the year ended December 31, 2007, compared to an increase of $57.2 million or 9.4% for 2006. For the year ended December 31, 2007, average investment securities increased $1.9 million and federal funds sold and interest bearing deposits in other banks decreased $8.9 million when compared to 2006. In 2006, average earning assets increased $72.3 million or 9.5% when compared to 2005, driven primarily by growth in loans. As a percentage of total average earning assets, loans and investment securities totaled 81.6% and 14.1%, respectively, for 2007, compared to 79.5% and 14.8%, respectively, for 2006.

The following Rate/Volume Variance Analysis identifies the portion of the changes in tax equivalent net interest income attributable to changes in volume of average balances or to changes in the yield on earning assets and rates paid on interest bearing liabilities.

	2007 over (under) 2006			2006 over (under) 2005		
	Total	**Caused By**		Total	Caused By	
(Dollars in thousands)	**Variance**	**Rate**	**Volume**	Variance	Rate	Volume
Interest income from earning assets:						
Interest bearing deposits	**$ (46)**	**$ 40**	**$ (86)**	$ 828	$ 54	$ 774
Federal funds sold	**(351)**	**30**	**(381)**	401	506	(105)
Taxable investment securities	**619**	**549**	**70**	690	546	144
Non-taxable investment securities	**(5)**	**5**	**(10)**	(88)	(2)	(86)
Loans	**7,004**	**1,878**	**5,126**	8,767	4,624	4,143
Total interest income	**7,221**	**2,502**	**4,719**	10,598	5,728	4,870
Interest expense on deposits and borrowed funds:						
Interest bearing demand deposits	**367**	**317**	**50**	151	185	(34)
Savings deposits	**451**	**647**	**(196)**	964	1,060	(96)
Time deposits	**3,747**	**1,655**	**2,092**	4,910	2,666	2,244
Short-term borrowings	**262**	**52**	**210**	311	363	(52)
Long-term debt	**204**	**19**	**185**	840	15	825
Total interest expense	**5,031**	**2,690**	**2,341**	7,176	4,289	2,887
Net interest income	**$2,190**	**$ (188)**	**$2,378**	$3,422	$1,439	$1,983

The rate and volume variance for each category has been allocated on a consistent basis between rate and volume variances, based on a percentage of rate, or volume, variance to the sum of the absolute two variances.

Our net interest margin (*i.e.*, tax equivalent net interest income divided by average earning assets) represents the net yield on earning assets. The net interest margin is managed through loan and deposit pricing and asset/liability strategies. The net interest margin was 4.64% for 2007, compared to 4.70% for 2006 and 4.69% for 2005. The increased cost of interest bearing liabilities in 2007 slightly decreased the net interest margin from the prior year. The net interest spread, which is the difference between the average yield on earning assets and the rate paid for interest bearing liabilities, decreased from 4.12% for 2006 to 3.98% for 2007.

Noninterest Income

Noninterest income increased $1.8 million or 14.3% in 2007, compared to an increase of $1.3 million or 11.7% in 2006. The increase was primarily related to the acquisition of two insurance entities during the fourth quarter of 2007. Service charges on deposit accounts increased 7.5% or $235 thousand in 2007, compared to an increase of 9.0% or $259 thousand in 2006. These increases resulted primarily from new and enhanced overdraft products offered to customers, which generated additional income of $263 thousand and $293 thousand in 2007 and 2006, respectively. Other service charges and fees increased $677 thousand in 2007 following an increase of $325 thousand in 2006. The 2007 increase was the result of an increase in interchange income relating to bank debit and ATM cards ($166 thousand), and fee income generated by the trust division ($303 thousand). The Insurance Subsidiaries generated income of $7.7 million in 2007, compared to $6.7 million and $6.4 million in 2006 and 2005, respectively. The Company recognized $5 thousand in gains on sales of securities in 2007, compared to $3 thousand in 2006 and $4 thousand in 2005. Other noninterest income decreased slightly, following an increase of $421 thousand or 42.6% in 2006. The 2006 increase was attributable in part to increased income generated from the sale of loans on the secondary market, which totaled $691 thousand compared to $494 thousand in 2005. The Company also recorded gains on life insurance policies of $174 thousand in 2006 related to a deferred compensation plan.

The following table summarizes our noninterest income for the years ended December 31:

	Years Ended			Change from Prior Year			
				2007/06		2006/05	
(Dollars in thousands)	**2007**	2006	2005	**Amount**	**Percent**	Amount	Percent
Service charges on deposit accounts	**$3,372**	$3,137	$2,878	**$ 235**	**7.5%**	$ 259	9.0%
Other service charges and fees	**2,195**	1,518	1,193	**677**	**44.6**	325	27.2
Gain on sale of securities	**5**	3	4	**2**	**66.7**	(1)	(25.0)
Earnings from unconsolidated subsidiaries	**-**	27	50	**(27)**	**(100.0)**	(23)	(46.0)
Insurance agency commissions	**7,698**	6,744	6,384	**954**	**14.1**	360	5.6
Other noninterest income	**1,409**	1,410	989	**(1)**	**(0.1)**	421	42.6
Total	**$14,679**	$12,839	$11,498	**$1,840**	**14.3%**	$1,341	11.7%

Noninterest Expense

Total noninterest expense increased $4.0 million or 14.0% in 2007, compared to an increase of $3.1 million or 12.2% in 2006. The increase was primarily attributable to the operating costs ($1.7 million) of the two insurance entities acquired during the fourth quarter of 2007 and increased salaries and benefits costs ($1.5 million) for the Company's other subsidiaries. The majority of the noninterest expense increases in 2007 and 2006 were related to salaries and employee benefits expense. In 2007, the salaries and benefits cost increases that were not related to acquisitions resulted from an increase in the number of full-time equivalent employees, the increased cost of operating two additional bank branches, increased commission expense related to the increased income from the trust and advisory services and secondary market mortgage programs, the additional costs associated with segregating the CEO positions at the Company and The Talbot Bank, and the costs associated with hiring a new CEO at Talbot Bank in the third quarter of 2006. The 2006 increase in salaries and benefits cost resulted from an increase in the number of full-time equivalent employees, annual increases in salaries and rising benefit costs, the hiring of a new CEO at Talbot Bank, and the addition of one Centreville National Bank branch in Kent County, Maryland. Increases in occupancy and equipment expense, data processing and other noninterest expenses in 2007 and 2006 were attributable to our overall growth. Amortization of other intangible assets relate to Felton Bank and the operation of the Insurance Subsidiaries. See Note 8 to the Consolidated Financial Statements for further information regarding the impact of goodwill and other intangible assets on the financial statements. We had 338 full-time equivalent employees at December 31, 2007, compared to 292 and 276 at December 31, 2006 and 2005, respectively.

The following table summarizes our noninterest expense for the years ended December 31:

	Years Ended			Change from Prior Year			
				2007/06		2006/05	
(Dollars in thousands)	**2007**	2006	2005	**Amount**	**Percent**	Amount	Percent
Salaries and employee benefits	**$19,991**	$17,693	$15,755	**$2,298**	**13.0%**	$1,938	12.3%
Occupancy and equipment	**3,274**	2,948	2,652	**326**	**11.1**	296	11.2
Data processing	**1,820**	1,559	1,414	**261**	**16.7**	145	10.3
Directors' fees	**605**	536	590	**69**	**12.9**	(54)	(9.2)
Amortization of other intangible assets	**333**	337	337	**(4)**	**(1.2)**	-	-
Other noninterest expenses	**6,516**	5,462	4,683	**1,054**	**19.3**	779	16.6
Total	**$32,539**	$28,535	$25,431	**$4,004**	**14.0%**	$3,104	12.2%

Income Taxes

Income tax expense was $8.0 million for 2007, compared to $8.2 million for 2006 and $7.9 million for 2005. The effective tax rates on earnings were 37.3%, 37.6% and 37.9% for 2007, 2006, and 2005, respectively.

REVIEW OF FINANCIAL CONDITION

Asset and liability composition, asset quality, capital resources, liquidity, market risk and interest sensitivity are all factors that affect our financial condition.

Assets

Total assets increased 1.2% to $956.9 million at December 31, 2007, compared to an increase of 11.0% for 2006. Average total assets for the year ended December 31, 2007 were $947.1 million, an increase of 6.0% over 2006. Average total assets increased 8.5% in 2006, totaling $893.4 million for the year. The loan portfolio is the primary source of our income, and it represented 81.6% and 79.5% of average earning assets at December 31, 2007 and 2006, respectively.

Funding for loans is provided primarily by core deposits. Additional funding is obtained through short-term and long-term borrowings. Total deposits decreased 1.1% to $765.9 million at December 31, 2007, compared to a 9.8% increase for 2006.

The following table sets forth the average balance of the components of average earning assets as a percentage of total average earning assets for the year ended December 31.

	2007	2006	2005	2004	2003
Investment securities	**14.1%**	14.8%	15.9%	19.7%	20.8%
Loans	**81.6**	79.6	79.6	76.8	71.7
Interest bearing deposits with other banks	**1.9**	2.2	0.4	0.7	3.1
Federal funds sold	**2.4**	3.4	4.1	2.8	4.4
	100.0%	100.0%	100.0%	100.0%	100.0%

Interest Bearing Deposits With Other Banks and Federal Funds Sold

We invest excess cash balances in interest bearing accounts and federal funds sold offered by our correspondent banks. These liquid investments are maintained at a level necessary to meet immediate liquidity needs. Average interest bearing deposits with other banks and federal funds sold decreased $8.9 million to $38.4 million for the year ended December 31, 2007, compared to an increase of $12.8 million in 2006.

Investment Securities

The investment portfolio is structured to provide us with liquidity and also plays an important role in the overall management of interest rate risk. Investment securities in the held to maturity category are stated at cost adjusted for amortization of premiums and accretion of discounts. We have the intent and current ability to hold such securities until maturity. Investment securities available for sale are stated at estimated fair value based on quoted market prices. They represent securities which may be sold as part of the asset/liability strategy or which may be sold in response to changing interest rates. Net unrealized holding gains and losses on these securities are reported net of related income taxes as accumulated other comprehensive income, a separate component of stockholders' equity. At December 31, 2007, 88% of the portfolio was classified as available for sale and 12% as held to maturity, compared to 89% and 11%, respectively, at December 31, 2006. The percentage of securities designated as available for sale reflects the amount needed to support our anticipated growth and liquidity needs. With the exception of municipal securities, our general practice is to classify all newly purchased securities as available for sale.

Investment securities available for sale decreased $19.1 million or 16.5% in 2007, totaling $97.1 million at December 31, 2007, compared to $116.3 million at December 31, 2006. In 2006, investment securities available for sale increased $10.1 million or 9.5%.

Investment securities held to maturity, consisting primarily of tax-exempt municipal bonds, totaled $12.9 million at December 31, 2007, compared to $14.0 million at December 31, 2006. We do not typically invest in structured notes or other derivative securities.

The following table sets forth the maturities and weighted average yields of the investment portfolio as of December 31, 2007.

	1 Year or Less		1-5 Years		5-10 Years		Over 10 Years	
(Dollars in thousands)	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield
Available for Sale:								
U.S. Government agencies	$32,905	4.16%	$33,835	4.80%	$ 993	4.97%	$ -	- %
Mortgage-backed securities	595	3.41	5,676	4.49	5,233	5.23	14,250	5.18
Equity securities	-	-	-	-	-	-	3,650	5.73
Total Available for Sale	$33,500	4.14%	$39,511	4.75%	$6,226	5.19%	$17,900	5.29%
Held to Maturity:								
Obligations of states and political subdivisions (1)	$ 5,259	5.82%	$4,830	5.65%	$2,806	5.26%	$ -	- %
Mortgage-backed securities	1	6.58	-	-	-	-	-	-
Total Held to Maturity	$ 5,260	5.82%	$4,830	5.65%	$2,806	5.26%	$ -	- %

(1) Yields adjusted to reflect a tax equivalent basis assuming a federal tax rate of 35%.

Loans

During 2007, we continued to experience strong growth trends in real estate lending. The markets in which we operate have experienced a considerable amount of construction and land development activity over the last several years, which has been a significant factor behind overall loan growth. Loans, net of unearned income, totaled $776.4 million at December 31, 2007, an increase of $76.6 million or 11.0% over 2006. Loans increased $72.3 million or 11.5% in 2006 when compared to 2005. Residential real estate mortgage loans increased $33.5 million or 15.0% in 2007, compared to an increase of $9.9 million or 4.7% in 2006. Commercial real estate mortgage loans increased $31.2 million or 14.3% in 2007, compared to an increase of $29.9 million or 15.9% in 2006. Real estate construction loans decreased $3.4 million or 2.2% in 2007, compared to an increase of $24.6 million or 18.3% in 2006. Commercial, financial and agricultural loans increased $12.1 million or 15.1% in 2007, compared to an increase of $4.7 million or 6.2% in 2006. Consumer loans, a small percentage of the overall loan portfolio, increased $3.3 million in 2007 and $3.2 million in 2006. We have brokered long-term fixed rate residential mortgage loans for sale on the secondary market since 2002. At December 31, 2007 and 2006, there were no loans held for sale.

The table below sets forth trends in the composition of the loan portfolio over the past five years (including net deferred loan fees/costs).

	December 31,				
(Dollars in thousands)	**2007**	2006	2005	2004	2003
Commercial, financial and agricultural	**$ 92,258**	$ 80,186	$ 75,527	$73,757	$ 64,419
Real estate – construction	**155,513**	158,943	134,380	97,021	36,640
Mortgage – residential real estate	**256,195**	222,687	212,769	240,464	221,266
Mortgage – commercial real estate	**248,953**	217,781	187,860	165,589	135,615
Consumer	**23,431**	20,122	16,927	18,627	17,015
Total Loans	**$776,350**	$699,719	$627,463	$595,458	$474,955

The table below sets forth the maturities and interest rate sensitivity of the loan portfolio at December 31, 2007.

(Dollars in thousands)	Maturing within one year	Maturing after one but within five years	Maturing after five years	Total
Commercial, financial and agricultural	$ 49,292	$ 32,056	$ 10,910	$ 92,258
Real estate – construction	109,169	38,330	8,014	155,513
Mortgage – residential real estate	70,791	96,696	88,708	256,195
Mortgage – commercial real estate	71,979	155,956	21,018	248,953
Consumer	12,528	9,200	1,703	23,431
Total	$313,759	$332,238	$130,353	$776,350
Rate terms:				
Fixed-interest rate loans	$ 174,524	$256,949	$ 62,303	$493,776
Adjustable-interest rate loans	139,235	75,289	68,050	282,574
Total	$313,759	$332,238	$130,353	$776,350

Deposits

We use core deposits primarily to fund loans and to purchase investment securities. Deposits provided funding for approximately 86% and 88% of average earning assets at December 31, 2007 and 2006, respectively. Average deposits increased $38.1 million or 5.2% in 2007, compared to a 6.3% increase in 2006. The majority of the deposit growth was in certificates of deposit during 2007 and 2006. Certificates of deposit less than $100,000 increased $22.6 million in 2007, compared to an increase of $18.5 million in 2006. Certificates of deposit $100,000 or more increased $24.0 million in 2007, compared to an increase of $39.5 million in 2006. Average noninterest bearing demand deposits decreased $4.2 million or 3.8% in 2007, compared to an increase of $3.4 million or 3.1% in 2006. NOW and Super NOW accounts increased $8.2 million in 2007, compared to a decrease of $6.6 million in 2006. In 2007 and 2006, the average balances of money management and other savings accounts declined by $12.4 million and $11.3 million, respectively. The competitive environment and high rates offered for certificates of deposit caused a shifting of balances from money market to certificates of deposit in 2007 and 2006.

We have not historically relied on brokered deposits or purchased deposits as funding sources for loans.

The following table sets forth the average balances of deposits and the percentage of each category to total deposits for the years ended December 31.

(Dollars in thousands)	Average Balances					
	2007		2006		2005	
Noninterest bearing demand	**$106,462**	**13.9%**	$110,657	15.1%	$107,306	15.6%
Interest bearing deposits						
NOW and Super NOW	**112,553**	**14.6**	104,371	14.3	110,977	16.1
Savings	**43,321**	**5.6**	47,573	6.5	51,528	7.5
Money management	**133,935**	**17.4**	142,126	19.4	149,452	21.7
Certificates of deposit and other time deposits less than $100,000	**213,823**	**27.8**	191,234	26.2	172,724	25.1
Certificates of deposit $100,000 or more	**159,532**	**20.7**	135,568	18.5	96,077	14.0
	$769,626	**100.0%**	$731,529	100.0%	$688,064	100.0%

The following table sets forth the maturity ranges of certificates of deposit with balances of $100,000 or more as of December 31, 2007.

(Dollars in thousands)	
Three months or less	**$ 41,179**
Over three through twelve months	**83,288**
Over twelve months	**37,101**
	$161,568

Short-Term Borrowings

Short-term borrowings primarily consist of securities sold under agreements to repurchase and short-term borrowings from the Federal Home Loan Bank. Securities sold under agreements to repurchase are issued in conjunction with cash management services for commercial depositors. We also borrow from the Federal Home Loan Bank on a short-term basis and occasionally borrow from correspondent banks under federal fund lines of credit arrangements to meet short-term liquidity needs.

The average balance of short-term borrowings increased $3.8 million or 13.1% in 2007, compared to an increase of $.05 million or 1.8% in 2006.

The following table sets forth our position with respect to short-term borrowings.

	2007		2006		2005	
(Dollars in thousands)	Balance	Interest Rate	Balance	Interest Rate	Balance	Interest Rate
Average outstanding for the year	**$33,138**	**3.81%**	$29,302	3.42%	$28,794	2.40%
Outstanding at year end	**47,694**	**3.86%**	28,524	3.97%	35,848	3.05%
Maximum outstanding at any month end	**57,036**	-	42,273	-	35,848	-

Long-Term Debt

We use long-term borrowings from the Federal Home Loan Bank to meet longer term liquidity needs, specifically to fund loan growth where deposit growth is not sufficient. At December 31, 2007, our long-term debt was $12.5 million, a decrease of $12.5 million when compared to December 31, 2006. $2.5 million of the long-term debt at year-end 2007 was acquisition related.

Capital Management

The Company and the Banks continue to maintain capital at levels in excess of the risk-based capital guidelines adopted by the federal banking agencies. Total stockholders' equity for the Company was $120.2 million at December 31, 2007, 8.0% higher than the previous year. Stockholders' equity at December 31, 2006 increased 9.7% over December 31, 2005. The increases in stockholders' equity in 2007 and 2006 were due primarily to earnings for those years, reduced by dividends paid on shares of the common stock of the Company. The Banks paid dividends to the Company in 2007 in order to facilitate the acquisition of two new insurance entities, which reduced their overall capital levels and resulted in lower capital ratios at December 31, 2007. The Company remains well in excess of regulatory requirements for well capitalized institutions.

We record unrealized holding gains (losses), net of tax, on investment securities available for sale as accumulated other comprehensive income (loss), a separate component of stockholders' equity. As of December 31, 2007, the portion of the investment portfolio designated as "available for sale" had net unrealized holding gains, net of tax, of $247 thousand, compared to net unrealized holding losses, net of tax, of $724 thousand at December 31, 2006.

The following table compares the Company's capital ratios as of December 31 to the regulatory requirements.

(Dollars in thousands)	2007	2006	Regulatory Requirements
Tier 1 capital	**$ 97,744**	$ 98,766	
Tier 2 capital	**7,950**	6,636	
Total capital, less deductions	**105,694**	105,402	
Risk-adjusted assets	**$804,240**	$750,471	
Risk-based capital ratios:			
Tier 1	**12.15 %**	13.16 %	4.0%
Total capital	**13.14 %**	14.04 %	8.0%
Total capital	**$ 97,744**	$ 98,766	
Total adjusted assets	**930,619**	928,551	
Leverage capital ratio	**10.50%**	10.64%	4.0%

Management knows of no trends or demands, commitments, events or uncertainties that are likely to have a material adverse impact on capital. See Note 17 to the Consolidated Financial Statements for further information about the regulatory capital positions of the Company and the Banks.

Provision for Credit Losses and Risk Management

Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the types of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. The Company's Board of Directors demands accountability of management, keeping the interests of stockholders' in focus. Through its Asset/Liability and Audit Committee, the Board actively reviews critical risk positions, including market, credit, liquidity and operational risk. The Company's goal in managing risk is to reduce earnings volatility, control exposure to unnecessary risk, and ensure appropriate returns for risk assumed. Senior members of management actively manage risk at the product level, supplemented with corporate level oversight through the Asset/Liability Committee and internal audit function. The risk management structure is designed to identify risk issues through a systematic process, enabling timely and appropriate action to avoid and mitigate risk.

Credit risk is mitigated through portfolio diversification, limiting exposure to any single industry or customer, collateral protection and standard lending policies and underwriting criteria. The following discussion provides information and statistics on the overall quality of the Company's loan portfolio. Note 1 to Consolidated Financial Statements describes the accounting policies related to nonperforming loans and charge-offs and describes the methodologies used to develop the allowance for credit losses, including both the specific and nonspecific components. Management believes the policies governing nonperforming loans and charge-offs are consistent with regulatory standards. The amount of the allowance for credit losses and the resulting provision are reviewed monthly by senior members of management and approved quarterly by the Board of Directors.

The allowance is increased by provisions for credit losses charged to expense and recoveries of loans previously charged-off. It is decreased by loans charged-off in the current period. Provisions for credit losses are made to bring the allowance for credit losses within the range of balances that are considered appropriate based upon the allowance methodology and to reflect losses within the loan portfolio as of the balance sheet date.

The adequacy of the allowance for credit losses is determined based upon management's estimate of the inherent risks associated with lending activities, estimated fair value of collateral, past experience and present indicators such as loan delinquency trends, nonaccrual loans and current market conditions. Management believes the allowance is adequate; however, future changes in the composition of the loan portfolio and financial condition of borrowers may result in additions to the allowance. Examination of the portfolio and allowance by various regulatory agencies and consultants engaged by the Company may result in the need for additional provisions based upon information available at the time of the examination.

Each of the Banks maintains a separate allowance for credit losses, which is only available to absorb losses from their respective loan portfolios. The allowance set by each of the Banks is subject to regulatory examination and determination as to its adequacy.

The allowance for credit losses is comprised of two parts: the specific allowance and the formula allowance. The specific allowance is the portion of the allowance that results from management's evaluation of specific loss allocations for identified problem loans and pooled reserves based on historical loss experience for each loan category. The formula allowance is determined based on management's assessment of industry trends and economic factors in the markets in which we operate. The determination of the formula allowance involves a higher risk of uncertainty and considers current risk factors that may not have yet manifested themselves in our historical loss factors.

The specific allowance is based on each the Banks' quarterly analysis of its loan portfolio and is determined based upon the analysis of collateral values, cash flows and guarantor's financial capacity, whichever are applicable. In addition, allowance factors are applied to internally classified loans for which specific allowances have not been determined and historical loss factors are applied to homogenous pools of unclassified loans. Historical loss factors may be adjusted by management in situations where no historical losses have occurred or where current conditions do not reflect our specific history.

The formula allowance is based upon management's evaluation of external conditions, the effects of which are not directly measured in the determination of the specific allowance. The conditions evaluated in connection with the formula allowance include: general economic and business conditions affecting our primary lending area; credit quality trends; collateral values; loan values; loan volumes and concentrations; seasoning of the loan portfolio; specific industry conditions within the portfolio segments; recent loss experience; duration of the current business cycle; bank regulatory examination results; and findings of internal loan review personnel. Management reviews the conditions which impact the formula allowance quarterly and to the extent any of these conditions relate to specifically identifiable loans may reflect the adjustment in the specific allowance. Where any of these conditions is not related to a specific loan or loan category, management's evaluation of the probable loss related to the condition is reflected in the formula allowance.

Although the local economy does not appear to show the same signs of weakness that exist in other parts of the nation, management acknowledges that the effects of continued weakness in the national economy and/or a weakness in the local economy could result in higher loss levels for us in the future.

The ratio of net charge-offs to average loans was .06% in 2007, the same as in 2006. At December 31, 2007, the allowance for credit losses was $7.6 million, or 1.04% of average outstanding loans, and 203% of total nonaccrual loans. This compares to an allowance of $6.3 million, or .90% of average outstanding loans and 82% of nonaccrual loans, at December 31, 2006, and an allowance for credit losses of $5.2 million, or .86% of outstanding loans and 203% of nonaccrual loans, at December 31, 2005. Nonaccrual loans at December 31, 2007 are represented primarily by real estate loans that are secured by collateral that management believes is more than adequate to ensure that the Company does not realize any significant losses.

Management's decision regarding the amount of the provision is influenced in part by growth in commercial and real estate loan balances. Loan charge-offs totaled $714,000 for 2007, a 5.3% increase when compared to $678,000 in loan charge-offs for 2006. Charge-offs were $449,000, $887,000 and $530,000 in 2005, 2004 and 2003, respectively.

The following table sets forth a summary of our loan loss experience for the years ended December 31.

(Dollars in thousands)	**2007**	2006	2005	2004	2003
Balance, beginning of year	**$ 6,300**	$ 5,236	$ 4,692	$ 4,060	$ 4,117
Loans charged off:					
Real estate	**(137)**	(2)	-	(131)	(7)
Consumer	**(301)**	(137)	(183)	(94)	(114)
Commercial and other	**(276)**	(539)	(266)	(662)	(409)
	(714)	(678)	(449)	(887)	(530)
Recoveries:					
Real estate	**-**	46	2	20	35
Consumer	**76**	80	71	63	56
Commercial and other	**165**	123	110	79	47
	241	249	183	162	138
Net loans charged off	**(473)**	(429)	(266)	(725)	(392)
Allowance of acquired institution	**-**	-	-	426	-
Provision for credit losses	**1,724**	1,493	810	931	335
Balance, end of year	**$ 7,551**	$ 6,300	$ 5,236	$ 4,692	$ 4,060
Average loans outstanding	**$728,766**	$664,244	$607,017	$555,259	$457,491
Percentage of net charge-offs to average loans outstanding during the year	**.06%**	.06%	.04%	.13%	.09%
Percentage of allowance for loan losses at year-end to average loans	**1.04%**	0.90%	0.86%	0.85%	0.89%

Total non-accrual loans declined to .45% of total loans, net of unearned income, at December 31, 2007, compared to 1.09% at December 31, 2006 and .13% at December 31, 2005. Specific valuation allowances totaling $819,000 and $883,000 were established to address nonaccrual loans at December 31, 2007 and 2006, respectively. Loans 90 days past due increased from $641,000 for 2006 to $1.6 million for 2007. The majority of nonaccrual loans and loans past due 90 days and still accruing interest at December 31, 2007, 2006 and 2005 were real estate secured. We believe that our exposure to losses relating to the real estate secured nonaccrual loans and delinquent loans at December 31, 2007 is minimal and has been adequately provided for in the allowance for credit losses.

The following table summarizes our past due and non-performing assets as of December 31.

(Dollars in thousands)	**2007**	2006	2005	2004	2003
Non-performing assets:					
Non-accrual loans	**$ 3,540**	$7,658	$ 846	$1,469	$1,002
Other real estate and other assets owned	**176**	398	302	391	-
Total non-performing assets	**3,716**	8,056	1,148	1,860	1,002
Loans 90 days past due	**1,606**	641	818	2,969	1,128
Total non-performing assets and past due loans	**$5,322**	$8,697	$1,966	$4,829	$2,130
Non-accrual loans to total loans at period end	**.46%**	1.09%	.13%	.25%	.21%
Non-accrual loans and past due loans, to total loans at period end	**.66%**	1.19%	.27%	.75%	.45%

During 2007, there was no change in the methods or assumptions affecting the allowance methodology. The provision for credit losses was $1.7 million for the year, compared to $1.5 million for 2006. The amount of the provision is determined based upon management's analysis of the portfolio, growth and changes in the condition of credits and their resultant specific loss allocations. Historically, we have experienced the majority of our losses in the commercial loan portfolio, which are typically not secured by real estate. Because the majority of loan growth is in loans secured by real estate, which have experienced minimal losses over the past five years, the required allowance for those types of loans is minimal compared to the amount required for non real estate secured commercial loans.

Net charge-offs during 2007 were $473,000, compared to $429,000 and $266,000 for 2006 and 2005, respectively. The allowance increased $1.3 million or 19.9% and $1.1 million or 20.3% for the years ended December 31, 2007 and 2006, respectively. These increases were the result of the increased provisions for credit losses less net charge-offs in both 2007 and 2006.

The overall quality of the loan portfolio was strong at December 31, 2007. Nonaccrual loans declined $4.1 million when compared to December 31, 2006. The majority of nonaccrual loans are real estate secured, and we believe that the current value of this real estate collateral limits our loss exposure. During the first quarter of 2007, one loan totaling $4.5 million which was on nonaccrual at December 31, 2006, was paid in full. Another commercial customer with a large loan relationship sold off a portion of its business and paid down loan balances that were on nonaccrual at December 31, 2006. No loans to this borrower are past due and the majority of the loans were returned to an accrual status in 2007. Delinquencies at December 31, 2007 were higher than one year ago, but are within acceptable levels for the industry. There was no unallocated portion of the allowance at December 31, 2007 and 2006. The majority of our loans are real estate secured. At December 31, 2007, 65.1% and 20.0% of our total loans were real estate mortgage loans and real estate construction and land development loans, respectively, compared to 62.9% and 22.7% at December 31, 2006.

The following table sets forth the allocation of the allowance for credit losses and the percentage of loans in each category to total loans for the years ended December 31,

	2007		2006		2005		2004		2003	
(Dollars in thousands)	**Amount**	**% of Loans**	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial, financial and agricultural	**$1,826**	**11.9%**	$1,525	11.5%	$1,780	12.0%	$1,863	12.3%	$1,362	13.6%
Real estate–construction	**1,398**	**20.0**	1,229	22.7	945	21.4	429	16.3	253	7.7
Real estate–mortgage	**4,075**	**65.1**	3,275	62.9	2,299	63.9	2,262	68.3	2,231	75.2
Consumer	**252**	**3.0**	271	2.9	212	2.7	138	3.1	160	3.5
Unallocated	**-**	**-**	-	-	-	-	-	-	54	-
	$7,551	**100.0%**	$6,300	100.0%	$5,236	100.0%	$4,692	100.0%	$4,060	100.0%

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending, investing and deposit taking activities. Our profitability is largely dependent on the Banks' net interest income. Interest rate risk can significantly affect net interest income to the degree that interest bearing liabilities mature or reprice at different intervals than interest earning assets. The Banks' Asset/Liability Committees oversee the management of interest rate risk. The primary purpose of these committees is to manage the exposure of net interest margins to unexpected changes due to interest rate fluctuations. These efforts affect our loan pricing and deposit rate policies as well as the asset mix, volume guidelines, and liquidity and capital planning.

We do not utilize derivative financial or commodity instruments or hedging strategies in the management of interest rate risk. Because we are not exposed to market risk from trading activities and do not utilize hedging strategies or off-balance sheet management strategies, the Asset/Liability Committees of the Banks rely on "gap" analysis as its primary tool in managing interest rate risk. Gap analysis summarizes the amount of interest sensitive assets and liabilities, which will reprice over various time intervals. The difference between the volume of assets and liabilities repricing in each interval is the interest sensitivity "gap". "Positive gap" occurs when more assets reprice in a given time interval, while "negative gap" occurs when more liabilities reprice. As of December 31, 2007, we had a negative gap position within the one-year repricing interval because the interest sensitive liabilities exceeded the interest sensitive assets within the one-year repricing interval by $99.1 million, or 10.35% of total assets, compared to the negative gap position within the one-year interval at December 31, 2006, which totaled $80.9 million, or 8.56% of total assets.

The following table summarizes our interest sensitivity at December 31, 2007. Loans, federal funds sold, time deposits and short-term borrowings are classified based upon contractual maturities if fixed-rate or earliest repricing date if variable rate. Investment securities are classified by contractual maturities or, if they have call provisions, by the most likely repricing date.

December 31, 2007	Within 3 Months	3 Months through 12 Months	1 Year through 3 Years	3 Years through 5 Years	After 5 Years	Non-Sensitive Funds	Total
(Dollars in thousands)							
ASSETS:							
Loans	$312,975	$134,138	$208,459	$75,728	$45,050	$ (7,551)	$768,799
Investment securities	33,500	22,314	18,459	13,358	22,402	-	110,033
Interest bearing deposits with other banks	3,036	-	-	-	-	-	3,036
Federal funds sold	6,646	-	-	-	-	-	6,646
Other assets	-	-	-	-	-	68,397	68,397
Total Assets	$356,157	$156,452	$226,918	$89,086	$67,452	$60,846	$956,911
LIABILITIES:							
Certificates of deposit $100,000 or more	$41,184	$83,474	$27,835	$9,075	$ -	$ -	$161,568
Other time deposits	42,962	110,332	43,515	17,918	-	-	214,727
Savings and money market deposits	169,748	148	-	-	-	-	169,896
NOW and Super NOW deposits	115,623	-	-	-	-	-	115,623
Noninterest bearing demand deposits	-	-	-	-	-	104,081	104,081
Short-term borrowings	32,694	15,000	-	-	-	-	47,694
Long-term debt	-	497	10,994	994	-	-	12,485
Other liabilities	-	-	-	-	-	10,602	10,602
STOCKHOLDERS' EQUITY	-	-	-	-	-	120,235	120,235
Total Liabilities and Stockholders' Equity	$402,211	$209,451	$82,344	$27,987	$ -	$234,918	$956,911
Excess	$(46,054)	$(52,999)	$144,574	$61,099	$67,452	$(174,072)	$ -
Cumulative Excess	$(46,054)	$(99,053)	$45,521	$106,620	$174,072	$ -	$ -
Cumulative Excess as percent of total assets	(4.81)	(10.35)%	4.76%	11.14%	18.19%	-%	-%

In addition to gap analysis, the Banks utilize simulation models to quantify the effect a hypothetical immediate plus or minus 300 basis point change in rates would have on their net interest income and the fair value of capital. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model. As of December 31, 2007 and 2006, the models produced similar sensitivity profiles for net interest income and the fair value of capital, which are provided below.

	Immediate Change in Rates					
	+300 Basis Points	+200 Basis Points	+100 Basis Points	-100 Basis Points	-200 Basis Points	-300 Basis Points
2007						
% Change in Net Interest Income	9.58%	6.82%	3.49%	(4.37)%	(9.25)%	(14.58)%
% Change in Fair Value of Capital	1.99%	2.30%	1.37%	(1.73)%	(4.69)%	(9.42)%
2006						
% Change in Net Interest Income	13.30%	9.23%	4.81%	(5.81)%	(10.58)%	(16.36)%
% Change in Fair Value of Capital	(3.88)%	(1.79)%	(0.36)%	(0.42)%	(1.63)%	(3.40)%

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of its customers, the Banks are parties to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. The Banks' exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Banks use the same credit policies in making commitments and conditional obligations as they use for on-balance sheet instruments. The Banks generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. The Banks evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Further information about these arrangements is provided in Note 20 to Consolidated Financial Statements.

Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity Management

Liquidity describes our ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. We have arrangements with correspondent banks whereby we have $20,500,000 available in federal funds lines of credit and a reverse repurchase agreement available to meet any short-term needs which may not otherwise be funded by its portfolio of readily marketable investments that can be converted to cash. The Banks are also members of the Federal Home Loan Bank, which provides another source of liquidity. At December 31, 2007 the Federal Home Loan Bank had issued a letter of credit in the amount of $35,000,000 on behalf of the Talbot Bank to a local government entity as collateral for its deposits.

At December 31, 2007, our loan to deposit ratio was approximately 100%, compared to 90% one year ago. Investment securities available for sale totaling $97,137,000 were available for the management of liquidity and interest rate risk. Cash and cash equivalents were $26,880,000 at December 31, 2007, compared to $79,673,000 one year ago. Management is not aware of any demands, commitments, events or uncertainties that will materially affect our ability to maintain liquidity at satisfactory levels.

We have various financial obligations, including contractual obligations and commitments that may require future cash payments.

The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by payment date.

(Dollars in thousands)	Total	Within one year	One to three years	Three to five years	Over five years
Deposits without a stated maturity (a)	$389,596	$389,596	$ -	$ -	$ -
Certificates of deposit (a)	379,092	280,747	71,351	26,994	-
Short-term borrowings	47,694	47,694	-	-	-
Long-term debt	12,485	7,497	3,994	994	-
Operating leases	3,106	458	743	537	1,368
Purchase obligations	3,479	1,479	639	907	454
	$835,452	$ 727,471	$76,727	$29,432	$1,822

(a) Includes accrued interest payable

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information required by this item may be found in Item 7 of Part II of this report under the caption "Market Risk Management", which is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Shore Bancshares, Inc. (the "Company") is responsible for the preparation, integrity and fair presentation of the consolidated financial statements included in this annual report. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include some amounts that are based on the best estimates and judgments of management.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system is designed to provide reasonable assurance to management and the Board of Directors regarding the reliability of the Company's financial reporting and the preparation and presentation of financial statements for external reporting purposes in conformity with accounting principles generally accepted in the United States of America, as well as to safeguard assets from unauthorized use or disposition. The system of internal control over financial reporting is evaluated for effectiveness by management and tested for reliability through a program of internal audit with actions taken to correct potential deficiencies as they are identified. Because of inherent limitations in any internal control system, no matter how well designed, misstatement due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 based upon criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment and on the foregoing criteria, management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective. Stegman and Company, the Company's independent registered public accounting firm that audited the financial statements included in this annual report, has issued a report on the Company's internal control over financial reporting, which appears on the following page.

March 12, 2008

/s/ W. Moorhead Vermilye	/s/ Susan E. Leaverton
W. Moorhead Vermilye	Susan E. Leaverton, CPA
President and Chief Executive Officer	Principal Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Shore Bancshares, Inc.

We have audited Shore Bancshares, Inc. and Subsidiaries (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity, and cash flows and our report dated March 12, 2008 expressed an unqualified opinion.

/s/ Stegman & Company

Baltimore, Maryland
March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Shore Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Shore Bancshares, Inc. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three- year period ended December 31, 2007. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2008 expressed an unqualified opinion.

/s/ Stegman & Company

Baltimore, Maryland
March 12, 2008

SHORE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31,

(In thousands, except share data)	2007	2006
ASSETS		
Cash and due from banks	$ 17,198	$ 26,511
Interest bearing deposits with other banks	3,036	33,540
Federal funds sold	6,646	19,622
Investment securities:		
Available for sale, at fair value	97,137	116,275
Held to maturity, at amortized cost - fair value of $12,924 (2007) and $13,938 (2006)	12,896	13,971
Loans	776,350	699,719
Less: allowance for credit losses	(7,551)	(6,300)
Loans, net	768,799	693,419
Insurance premiums receivable	1,083	573
Premises and equipment, net	15,617	15,973
Accrued interest receivable	5,008	4,892
Investment in unconsolidated subsidiary	937	937
Goodwill	15,954	11,939
Other intangible assets	6,436	1,569
Deferred income taxes	1,847	2,092
Other real estate owned	176	398
Other assets	4,141	3,938
Total assets	$956,911	$945,649
LIABILITIES		
Deposits:		
Noninterest bearing demand	$ 104,081	$ 109,962
NOW and Super NOW	115,623	112,549
Certificates of deposit, $100,000 or more	161,568	153,731
Other time and savings	384,623	397,940
Total deposits	765,895	774,182
Accrued interest payable	2,793	2,243
Short-term borrowings	47,694	28,524
Long-term debt	12,485	25,000
Other liabilities	7,809	4,373
Total liabilities	836,676	834,322
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01; shares authorized - 35,000,000; shares issued and outstanding - 8,380,530 (2007) and 8,383,395 (2006)	84	84
Additional paid in capital	29,539	29,688
Retained earnings	90,365	82,279
Accumulated other comprehensive income (loss)	247	(724)
Total stockholders' equity	120,235	111,327
Total liabilities and stockholders' equity	$956,911	$945,649

The notes to consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31,

(Dollars in thousands, except per share data)	2007	2006	2005
INTEREST INCOME			
Interest and fees on loans	**$57,524**	$50,572	$41,848
Interest and dividends on investment securities:			
Taxable	**5,105**	4,452	3,790
Tax-exempt	**511**	549	577
Federal funds sold	**1,108**	1,459	1,058
Other interest income	**893**	939	111
Total interest income	**65,141**	57,971	47,384
INTEREST EXPENSE			
NOW and Super NOW accounts	**1,069**	702	552
Certificates of deposit, $100,000 or more	**7,748**	5,988	3,444
Other time and savings	**12,876**	10,438	7,107
Interest on short-term borrowings	**1,264**	1,034	692
Interest on long-term debt	**1,148**	912	104
Total interest expense	**24,105**	19,074	11,899
NET INTEREST INCOME	**41,036**	38,897	35,485
PROVISION FOR CREDIT LOSSES	**1,724**	1,493	810
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**39,312**	37,404	34,675
NONINTEREST INCOME			
Service charges on deposit accounts	**3,372**	3,137	2,878
Other service charges and fees	**2,195**	1,518	1,193
Gain on sale of securities	**5**	3	4
Insurance agency commissions	**7,698**	6,744	6,384
Other noninterest income	**1,409**	1,437	1,039
Total noninterest income	**14,679**	12,839	11,498
NONINTEREST EXPENSE			
Salaries and wages	**15,947**	14,103	12,579
Employee benefits	**4,044**	3,590	3,176
Occupancy expense	**1,962**	1,655	1,542
Furniture and equipment expense	**1,312**	1,293	1,110
Data processing	**1,820**	1,559	1,414
Directors' fees	**605**	536	590
Amortization of other intangible assets	**333**	337	337
Other noninterest expenses	**6,516**	5,462	4,683
Total noninterest expense	**32,539**	28,535	25,431
INCOME BEFORE INCOME TAXES	**21,452**	21,708	20,742
Income tax expense	**8,002**	8,154	7,854
NET INCOME	**$13,450**	$13,554	$12,888
Basic earnings per common share	**$ 1.61**	$ 1.62	$ 1.55
Diluted earnings per common share	**$ 1.60**	$ 1.61	$ 1.54
Cash dividends paid per common share	**$ 0.64**	$ 0.59	$ 0.54

The notes to consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2007, 2006 and 2005

ollars in thousands, except per share data)	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
lances, January 1, 2005	$ 55	$28,017	$65,182	$(278)	$92,976
omprehensive income:					
t income	-	-	12,888	-	12,888
nrealized loss on available-for-sale securities, net of reclassification adjustment of ($105)	-	-	-	(986)	(986)
otal comprehensive income					11,902
ares issued for employee stock-based awards and related tax effects	1	597	-	-	598
ares issued for contingent earn out	-	400	-	-	400
ash dividends paid ($0.54 per share)	-	-	(4,428)	-	(4,428)
alances, December 31, 2005	56	29,014	73,642	(1,264)	101,448
omprehensive income:					
et income	-	-	13,554	-	13,554
nrealized gain on available-for-sale securities, net of reclassification adjustment of $14	-	-	-	540	540
otal comprehensive income					14,094
hares issued for employee stock-based awards and related tax effects	-	654	-	-	654
tock-based compensation expense	-	48	-	-	48
tock dividend and cash in lieu of fractional shares paid	28	(28)	(9)	-	(9)
ash dividends paid ($0.59 per share)	-	-	(4,908)	-	(4,908)
alances, December 31, 2006	84	29,688	82,279	(724)	111,327
omprehensive income:					
et income	-	-	13,450	-	13,450
nrealized gain on available-for-sale securities, net of reclassification adjustment of $21	-	-	-	971	971
otal comprehensive income					14,421
Shares issued for employee stock-based awards and related tax effects	-	54	-	-	54
Stock-based compensation expense	-	63	-	-	63
Stock purchased and retired	-	(266)	-	-	(266)
Cash dividends paid ($0.64 per share)	-	-	(5,364)	-	(5,364)
Balances, December 31, 2007	$84	$29,539	$90,365	$247	$120,235

The notes to consolidated financial statements are an integral part of these statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31,

(Dollars in thousands)	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 13,450**	$ 13,554	$ 12,888
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,523**	1,445	1,410
Stock-based compensation expense	**63**	48	-
Excess tax benefits from stock-based arrangements	**(3)**	(279)	-
Discount accretion on debt securities	**(190)**	(143)	(136)
Gain on sales of securities	**(5)**	(3)	(4)
Provision for credit losses	**1,724**	1,493	810
Deferred income taxes	**(377)**	(424)	169
Deferred gain on sale of premises	**-**	-	(176)
Loss (gain) on disposal of premises and equipment	**136**	(6)	17
(Gain) loss on sales of other real estate owned	**(51)**	-	89
Net changes in:			
Insurance premiums receivable	**(510)**	517	(704)
Accrued interest receivable	**(116)**	(995)	(622)
Other assets	**1,503**	(342)	(231)
Accrued interest payable	**550**	1,029	583
Other liabilities	**30**	240	1,270
Net cash provided by operating activities	**17,727**	16,134	15,363
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of securities available for sale	**3,500**	51	9,744
Proceeds from maturities and principal payments of securities available for sale	**92,293**	48,648	21,285
Purchases of securities available for sale	**(74,897)**	(57,833)	(35,350)
Proceeds from maturities and principal payments of securities held to maturity	**1,174**	1,127	1,062
Purchases of securities held to maturity	**(117)**	(203)	(333)
Net increase in loans	**(77,977)**	(73,036)	(32,272)
Purchases of premises and equipment	**(695)**	(1,886)	(3,787)
Proceeds from sales of premises and equipment	**-**	40	912
Proceeds from sales of other real estate owned	**1,148**	255	-
Deferred earn out payment, net of stock issued	**-**	-	(2,912)
Acquisition, net of cash acquired	**(5,259)**	-	-
Net cash used in investing activities	**(60,830)**	(82,837)	(41,651)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in demand, NOW, money market, and savings deposits	**(18,843)**	(12,428)	9,175
Net increase in certificates of deposit	**10,556**	81,652	37,110
Excess tax benefits from stock-based payment arrangements	**3**	279	-
Net increase (decrease) in short-term borrowings	**19,170**	(7,323)	8,741
Net (decrease) increase in long- term debt	**(15,000)**	21,000	(1,000)
Proceeds from issuance of common stock	**54**	654	598
Stock repurchased and retired	**(266)**	-	-
Dividends paid	**(5,364)**	(4,917)	(4,428)
Net cash (used) provided by financing activities	**(9,690)**	78,917	50,196

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the Years Ended December 31,

	2007	2006	2005
T (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(52,793)**	12,214	23,908
SH AND CASH EQUIVALENTS AT GINNING OF YEAR	**79,673**	67,459	43,551
SH AND CASH EQUIVALENTS AT D OF YEAR	**$26,880**	$79,673	$67,459
pplemental cash flow information:			
erest paid	**$ 23,555**	$ 18,045	$ 11,315
ome taxes paid	**$ 8,462**	$ 8,281	$ 7,427
ansfers from loans to other real estate owned	**$ 874**	$ 352	$ -
tails of acquisitions:			
Fair value of assets acquired	**$ 3,705**	$ -	$ -
Fair value of liabilities assumed	**(3,404)**	-	-
Fair value of debt issued	**(2,485)**	-	-
Purchase price in excess of net assets acquired	**9,215**	-	-
Net cash paid for acquisition	**$ 7,031**	$ -	$ -

The notes to consolidated financial statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Shore Bancshares, Inc. and its subsidiaries (collectively referred to in these Notes as the "Company"), with all significant intercompany transactions eliminated. The investments in subsidiaries are recorded on the Company's books (Parent only) on the basis of its equity in the net assets of the subsidiaries. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. For purposes of comparability, certain reclassifications have been made to amounts previously reported to conform with the current period presentation.

Nature of Operations

The Company provides commercial banking services from its Maryland locations in Talbot County, Queen Anne's County, Kent County, Caroline County, and Dorchester County, and from its locations in Kent County, Delaware. Its primary source of revenue is interest earned on commercial, real estate and consumer loans made to customers located on the Delmarva Peninsula. A full range of insurance and investment services are offered through the Company's nonbank subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The allowance for credit losses is a material estimate that is particularly susceptible to significant changes in the near term. Management believes that the allowance for credit losses is sufficient to address the probable losses in the current portfolio. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination processes, periodically review the Company's allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Investment Securities Available for Sale

Investment securities available for sale are stated at estimated fair value based on quoted market prices. They represent those securities which management may sell as part of its asset/liability strategy or which may be sold in response to changing interest rates, changes in prepayment risk or other similar factors. The cost of securities sold is determined by the specific identification method. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Net unrealized holding gains and losses on these securities are reported as accumulated other comprehensive income, a separate component of stockholders' equity, net of related income taxes. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value and are reflected in earnings as realized losses. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value. Other equity securities represent Federal Home Loan Bank of Atlanta stock, Federal Reserve Bank stock and Atlantic Central Banker's Bank stock which are considered restricted as to marketability and are recorded at cost.

Investment Securities Held to Maturity

Investment securities held to maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. The Company intends and has the ability to hold such securities until maturity. Declines in the fair value of individual held-to-maturity securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by the rating agency, a significant deterioration in the financial condition of the issuer, or that management would not have the ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are stated at their principal amount outstanding net of any deferred fees and costs. Interest income on loans is accrued at the contractual rate based on the principal amount outstanding. Fees charged and costs capitalized for originating loans are being amortized substantially on the interest method over the term of the loan. A loan is placed on nonaccrual when it is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more, unless the loan is well secured and in the process of collection. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on nonaccrual loans are applied as a reduction of the loan principal balance unless collectibility of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans are considered impaired when it is probable that the Company will not collect all principal and interest payments according to the loan's contractual terms. The impairment of a loan is measured at the present value of expected future cash flows using the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Generally, the Company measures impairment on such loans by reference to the fair value of the collateral. Income on impaired loans is recognized on a cash basis, and payments are first applied against the principal balance outstanding. Impaired loans do not include groups of smaller balance homogeneous loans such as residential mortgage and consumer installment loans that are evaluated collectively for impairment. Reserves for probable credit losses related to these loans are based upon historical loss ratios and are included in the allowance for credit losses.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level believed adequate by management to absorb losses inherent in the loan portfolio as of the balance sheet date and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and geographical areas, including unemployment levels, and other pertinent factors, including regulatory guidance and general economic conditions and other observable data. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows or collateral value of impaired loans, estimated losses on pools of homogeneous loans that are based on historical loss experience, and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted at least quarterly and more often if deemed necessary.

The Company's systematic methodology for assessing the appropriateness of the allowance includes the two following components: (1) the formula allowance component reflecting historical losses, as adjusted, by credit category; and (2) the specific allowance component for risk rated credits on an individual or portfolio basis. The components of the allowance for credit losses represent an estimation done pursuant to either Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," or SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118. The specific component of the allowance for credit losses reflects expected losses resulting from analysis developed through credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on a regular analysis of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The historical loan loss element is determined statistically using a loss migration analysis that examines loss experience and the related internal grading of loans charged off. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The specific component of the allowance for credit losses also includes consideration of concentrations and changes in portfolio mix and volume.

The formula portion of the allowance reflects management's estimate of inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors. In addition, the formula allowance includes a component that explicitly accounts for the inherent imprecision in loan loss migration models. Historical loss experience data used to establish allocation estimates may not precisely correspond to the current portfolio. The uncertainty surrounding the strength and timing of economic cycles, including management's concerns over the effects of the prolonged economic downturn in the current cycle, also affects the allocation model's estimates of loss. The historical losses used in the migration analysis may not be representative of actual losses inherent in the portfolio that have not yet been realized.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from three to ten years for furniture, fixtures and equipment; three to five years for computer hardware and data handling equipment; and ten to forty years for buildings and building improvements. Land improvements are amortized over a period of fifteen years and leasehold improvements are amortized over the term of the respective lease. Maintenance and repairs are charged to expense as incurred, while improvements which extend the useful life of an asset are capitalized and depreciated over the estimated remaining life of the asset.

Long-lived assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill and other intangible assets with indefinite lives are no longer ratably amortized into the income statement over an estimated life, but rather tested at least annually for impairment. Intangible assets that have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. The Company's other intangible assets that have finite lives are amortized on a straight-line basis over varying periods not exceeding twenty-one years. Prior to adoption of SFAS No. 142, the Company's goodwill was amortized on a straight-line basis over fifteen years. Note 8 includes a summary of the Company's goodwill and other intangible assets.

Other Real Estate Owned
Other real estate owned represents assets acquired in satisfaction of loans either by foreclosure or deeds taken in lieu of foreclosure. Properties acquired are recorded at the lower of cost or fair value less estimated selling costs at the time of acquisition with any deficiency charged to the allowance for credit losses. Thereafter, costs incurred to operate or carry the properties as well as reductions in value as determined by periodic appraisals are charged to operating expense. Gains and losses resulting from the final disposition of the properties are included in noninterest income.

Short-Term Borrowings
Short-term borrowings are comprised primarily of repurchase agreements which are securities sold to the Company's customers, at the customers' request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Government agency securities, which are segregated from the Company's other investment securities by its safekeeping agents.

Long-Term Debt
Long -term debt primarily consists of advances from the Federal Home Loan Bank. These borrowings are used to fund earning asset growth of the Company.

Income Taxes
The Company and its subsidiaries file a consolidated federal income tax return. The Company accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under this method, deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to its cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense.

Basic and Diluted Earnings Per Common Share
Basic earnings per share is derived by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Diluted earnings per share is derived by dividing net income by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and restricted stock awards.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Statement of Cash Flows
Cash and due from banks, interest bearing deposits with other banks and federal funds sold are considered "cash and cash equivalents" for financial reporting purposes.

Stock-Based Compensation
Prior to January 1, 2006, employee compensation expense under stock option plans was reported only if options were granted below market price at grant date in accordance with the intrinsic value method of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Because the exercise price of the Company's employee stock options always equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized on options granted. The Company adopted the provisions of SFAS No. 123, "Share-Based Payment (Revised 2004)," on January 1, 2006. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the measurement date which, for the Company, is the date of the grant. The Company transitioned to fair-value based accounting for stock-based compensation using a modified version of prospective application ("modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that were outstanding as of January 1, 2006 will be recognized as the remaining requisite service is rendered during the period of and/or the periods after the adoption of SFAS 123R. The attribution of compensation cost for those earlier awards is based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not previously adopt the fair value accounting method for stock-based employee compensation. Compensation expense for non-vested stock awards is based on the fair value of the awards, which is generally the market price of the stock on the measurement date, which, for the Company, is the date of grant, and is recognized ratably over the service period of the award.

Advertising Costs
Advertising costs are generally expensed as incurred. The Company incurred advertising costs of approximately $473,000, $430,000, and $385,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

New Accounting Pronouncements

Pronouncements adopted
SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of Financial Accounting Standards Board ("FASB") Statements No. 133 and 140." SFAS 155 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The adoption of SFAS 155 on January 1, 2007 did not have a significant impact on the Company's consolidated financial statements.

SFAS No. 156, "Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140." SFAS 156 amends SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125," by requiring, in certain situations, an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. All separately recognized servicing assets and servicing liabilities are required to be initially measured at fair value. Subsequent measurement methods include the amortization method, whereby servicing assets or servicing liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss or the fair value method, whereby servicing assets or servicing liabilities are measured at fair value at each reporting date and changes in fair value are reported in earnings in the period in which they occur. If the amortization method is used, an entity must assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. The adoption of SFAS 156 on January 1, 2007 did not have a significant impact on the Company's consolidated financial statements.

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 on January 1, 2007 did not have a significant impact on the Company's consolidated financial statements.

Pronouncements issued but not yet effective
SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's consolidated financial statements.

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88 106, and 132(R)." SFAS 158 requires an employer to recognize the overfunded or underfunded status of defined benefit post-retirement benefit plans as an asset or a liability in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation (the projected benefit obligation for pension plans or the accumulated benefit obligation for other post-retirement benefit plans). An employer is also required to measure the funded status of a plan as of the date of its year-end statement of financial position with changes in the funded status recognized through comprehensive income. SFAS 158 also requires certain disclosures regarding the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of gains or losses, prior service costs or credits, and the transition asset or obligation. SFAS No. 158's requirement to recognize the funded status in the financial statements is effective for fiscal years ending after December 15, 2006, and its requirement to use the fiscal year-end date as the measurement date is effective for fiscal years ending after December 15, 2008, and is not expected to have a significant impact on the Company's consolidated financial statements.

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's consolidated financial statements.

SFAS No. 141R, "Business Combinations." SFAS 141R's objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. The Company does not expect the implementation of SFAS 141R to have a material impact on its consolidated financial statements.

SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS 160's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 shall be effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

The Emerging Issues Task Force ("EITF") of the FASB issued EITF Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," which is effective January 1, 2008. This EITF provides guidance for an employer to recognize a liability for future premium payments on behalf of the employee or retiree benefits in accordance with SFAS No. 106 or APB No. 12 based on the substantive agreement with the employee. The adoption of this guidance did not have a material effect on retained earnings at January 1, 2008 and is not expected to have a material effect on the Company's consolidated results of operations or financial position.

In June 2007, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards ("EITF 06-11"). EITF 06-11 requires that tax benefits generated by dividends paid during the vesting period on certain equity-classified share-based compensation awards be classified as additional paid-in capital and included in a pool of excess tax benefits available to absorb tax deficiencies from share-based payment awards. EITF 06-11 is effective for years beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

NOTE 2. ACQUISITIONS

Effective October 1, 2007, the Company acquired Jack Martin & Associates, Inc. ("JM"), a marine insurance agency located in Annapolis, Maryland. Pursuant to the acquisition agreement, the Company paid $3.7 million in cash for all of the issued and outstanding capital stock of JM. The total fair value of assets acquired was $484 thousand and the total of liabilities assumed was $433 thousand. Total intangible assets recorded relating to the acquisition of JM included $1.9 million of goodwill, $1.2 million of intangible assets subject to amortization, and $0.8 million of intangible assets not subject to amortization. In addition to the purchase price, the acquisition agreement calls for a deferred payment to be made on or before February 14, 2011 if the acquired business meets certain performance criteria through December 31, 2010.

Effective October 1, 2007, the Company acquired TSGIA, Inc. and its operating subsidiaries, Tri-State General Insurance Agency, LTD, Tri-State General Insurance Agency of New Jersey, Inc., Tri-State General Insurance Agency of Virginia, Inc., and ESFS, Inc. (collectively, "TSGIA"). In accordance with the purchase agreement, the Company paid $5.85 million for TSGIA. The total fair value of assets acquired was $3.2 million and the total of liabilities assumed was $3.0 million. Additionally, the Company assumed $2.5 million in long-term debt. Total intangible assets recorded relating to the acquisition of TSGIA included $2.1 million of goodwill,

$1.5 million of intangible assets subject to amortization, and $1.7 million of intangible assets not subject to amortization. In addition to the purchase price, the acquisition agreement calls for a deferred payment to be made on or before February 14, 2013 if the acquired business meets certain performance criteria through December 31, 2012.

The results of operations of JM and TSGIA subsequent to the acquisition date are included in the Company's Consolidated Statements of Income.

NOTE 3. CASH AND DUE FROM BANKS

The Board of Governors of the Federal Reserve System (the "FRB") requires banks to maintain certain minimum cash balances consisting of vault cash and deposits in the appropriate Federal Reserve Bank or in other commercial banks. Such balances for the Company's bank subsidiaries averaged approximately $1,683,000 and $7,361,000 during 2007 and 2006, respectively.

NOTE 4. INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale securities:				
December 31, 2007:				
Obligations of U.S. Government agencies and corporations	**$ 67,204**	**$ 624**	**$ 95**	**$ 67,733**
Other securities:				
Mortgage-backed securities	**25,810**	**137**	**193**	**25,754**
Federal Home Loan Bank stock	**2,984**	**-**	**-**	**2,984**
Federal Reserve Bank stock	**302**	**-**	**-**	**302**
Federal Home Loan Mortgage Corporation cumulative preferred stock	**389**	**-**	**61**	**328**
Other equity securities	**35**	**1**	**-**	**36**
	$ 96,724	**$ 762**	**$ 349**	**$ 97,137**
December 31, 2006:				
Obligations of U.S. Government agencies and corporations	$ 95,857	$ 81	$ 989	$ 94,949
Other securities:				
Mortgage-backed securities	17,937	60	378	17,619
Federal Home Loan Bank stock	2,936	-	-	2,936
Federal Reserve Bank stock	302	-	-	302
Federal Home Loan Mortgage Corporation cumulative preferred stock	389	44	-	433
Other equity securities	35	1	-	36
	$117,456	$ 186	$1,367	$116,275
Held-to-maturity securities:				
December 31, 2007:				
Obligations of states and political subdivisions	**$ 12,895**	**$ 86**	**$ 58**	**$ 12,923**
Mortgage-backed securities	**1**	**-**	**-**	**1**
	$ 12,896	**$ 86**	**$ 58**	**$ 12,924**
December 31, 2006:				
Obligations of states and political subdivisions	$ 13,969	$ 84	$ 117	$ 13,936
Mortgage-backed securities	2	-	-	2
	$ 13,971	$ 84	$ 117	$ 13,938

Gross unrealized losses and fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2007 are as follows:

		Continuous unrealized losses existing for:		
(Dollars in thousands)	Fair Value	Less than 12 Months	More than 12 Months	Total Unrealized Losses
Available-for-sale securities:				
Obligations of U.S. Government agencies and corporations	$ 31,572	$ 4	$ 92	$ 96
Mortgage-backed securities	13,755	9	183	192
Federal Home Loan Mortgage Corporation cumulative preferred stock	328	61	-	61
	$ 45,655	$ 74	$ 275	$ 349

The available-for-sale investment portfolio has a fair value of approximately $97 million, of which approximately $46 million have unrealized losses from their purchase price. Of these securities, $32 million or 70% are government agency bonds, and $14 million or 30% are mortgage-backed securities. The securities representing the unrealized losses in the available-for-sale portfolio all have modest duration risk, low credit risk, and minimal loss (approximately 0.36%) when compared to amortized cost. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors, coupled with the Company's intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value, substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

Gross unrealized losses and fair value by length of time that the individual held-to-maturity securities have been in a continuous unrealized loss position at December 31, 2007 are as follows:

		Continuous unrealized losses existing for:		
(Dollars in thousands)	Fair Value	Less than 12 Months	More than 12 Months	Total Unrealized Losses
Held-to-maturity securities:				
Obligations of states and political subdivisions	$4,724	$1	$57	$58

The held-to-maturity investment portfolio has a fair value of approximately $13 million, of which approximately $5 million have unrealized losses from their purchase price. The securities representing the unrealized losses in the held-to-maturity portfolio are all municipal securities with modest duration risk, low credit risk, and minimal losses (approximately .45%) when compared to amortized cost. The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors, coupled with the Company's intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value, substantiates that the unrealized losses in the held-to-maturity portfolio are temporary.

The amortized cost and estimated fair values of investment securities by maturity date at December 31, 2007 are as follows:

	Available-for-sale		Held-to-maturity	
(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$33,523	$33,500	$ 5,260	$ 5,264
Due after one year through five years	39,018	39,511	4,830	4,893
Due after five years through ten years	6,265	6,226	2,806	2,767
Due after ten years	14,209	14,250	-	-
	93,015	93,487	12,896	12,924
Equity securities	3,709	3,650	-	-
	$96,724	$97,137	$12,896	$12,924

The maturity date for mortgage-backed securities is determined by its expected maturity. The maturity date for the remaining debt securities is determined using its contractual maturity date.

The following table sets forth the amortized cost and estimated fair values of securities which have been pledged as collateral for obligations to federal, state and local government agencies, and other purposes as required or permitted by law, or sold under agreements to repurchase. All pledged securities are in the available-for-sale investment portfolio.

	December 31, 2007		December 31, 2006	
(Dollars in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Pledged available-for-sale securities	**$88,274**	**$88,805**	$98,868	$97,851

There were no obligations of states or political subdivisions whose carrying value, as to any issuer, exceeded 10% of stockholders' equity at December 31, 2007 or 2006.

Proceeds from sales of investment securities were $3,500,000, $51,000, and $9,744,000 for the years ended December 31, 2007, 2006, and 2005, respectively. Gross gains from sales of investment securities were $5,000, $3,000, and $118,000 for the years ended December 31, 2007, 2006, and 2005, respectively. There were no gross losses for the years ended December 31, 2007 and 2006. Gross losses were $114,000 for the year ended December 31, 2005.

NOTE 5. LOANS AND ALLOWANCE FOR CREDIT LOSSES

The Company makes residential mortgage, consumer and commercial loans to customers primarily in the Maryland counties of Talbot, Queen Anne's, Kent, Caroline and Dorchester and in Kent County, Delaware. The principal categories of the loan portfolio at December 31 are summarized as follows:

(Dollars in thousands)	2007	2006
Real estate loans:		
Construction and land development	**$ 155,527**	$ 153,715
Secured by farmland	**23,741**	19,979
Secured by residential properties	**256,134**	223,825
Secured by non-farm, nonresidential properties	**225,747**	203,978
Loans to farmers (loans to finance agricultural production and other loans)	**2,779**	3,378
Commercial and industrial loans	**82,349**	72,215
Loans to individuals for household, family, and other personal expenditures	**23,044**	19,569
Obligations of states and political subdivisions in the United States, tax-exempt	**5,355**	2,676
All other loans	**2,347**	1,116
	777,023	700,451
Net deferred loan fees/costs	**(673)**	(732)
	776,350	699,719
Allowance for credit losses	**(7,551)**	(6,300)
	$ 768,799	$ 693,419

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectibility. As of December 31, 2007 and 2006, such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers, totaled approximately $10,992,000 and $12,166,000, respectively. During 2007 and 2006, loan additions were approximately $1,093,000 and $4,502,000, respectively, and loan repayments were approximately $2,267,000 and $5,442,000, respectively.

Activity in the allowance for credit losses is summarized as follows:

(Dollars in thousands)	2007	2006	2005
Balance, beginning of year	**$6,300**	$5,236	$4,692
Loans charged off:			
Real estate	**(137)**	(2)	-
Consumer	**(301)**	(137)	(183)
Commercial and other	**(276)**	(539)	(266)
	(714)	(678)	(449)
Recoveries:			
Real estate	**-**	46	2
Consumer	**76**	80	71
Commercial and other	**165**	123	110
	241	249	183
Net loans charged off	**(473)**	(429)	(266)
Provision	**1,724**	1,493	810
Balance, end of year	**$7,551**	$6,300	$5,236

Information with respect to impaired loans and the related valuation allowance as of December 31 is as follows:

(Dollars in thousands)	2007	2006	2005
Impaired loans with a valuation allowance	**$3,413**	$7,658	$ 604
Impaired loans with no valuation allowance	**127**	-	242
Total impaired loans	**$3,540**	$7,658	$ 846
Allowance for loan losses related to impaired loans	**$ 819**	$ 883	$ 555
Allowance for loan losses related to other than impaired loans	**6,732**	5,417	4,681
Total allowance for loan losses	**$7,551**	$6,300	$5,236
Interest income on impaired loans recorded on the cash basis	**$ 142**	$ -	$ -
Average recorded investment in impaired loans for the year	**$3,958**	$1,857	$1,156

Gross interest income of $404,000 and $140,000 would have been recorded in 2007 and 2006, respectively, if nonaccrual loans had been current and performing in accordance with their original terms. Interest actually recorded on such loans was $142,000 and $0 for 2007 and 2006, respectively.

NOTE 6. PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31 is as follows:

(Dollars in thousands)	2007	2006
Land	**$ 4,395**	$ 4,395
Buildings and land improvements	**12,322**	12,302
Furniture and equipment	**7,212**	7,210
	23,929	23,907
Accumulated depreciation	**(8,312)**	(7,934)
	$ 15,617	$ 15,973

Depreciation expense totaled $1,145,000, $1,065,000 and $920,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

On June 14, 2005, the Company entered into a sale-leaseback agreement with First Oxford Corporation. Under the agreement, the Company conveyed title to the land, including buildings, structures and other improvements of its banking facility in Felton, Delaware on September 23, 2005 for $950,000. The Company has leased back the facility for a period of 20 years. The gain on the transaction was $176,000. In accordance with the provisions of sale-leaseback accounting, the transaction was considered a normal leaseback and the realized gain was deferred and is being amortized to other income on a straight-line basis over the initial lease term.

Rental expense under the agreement was $76,000 for 2007 and 2006 and $30,000 for 2005.

The Company leases facilities under operating leases. Rental expense for the years ended December 31, 2007, 2006 and 2005 was $380,000, $304,000 and $327,000, respectively. Future minimum annual rental payments are approximately as follows (dollars in thousands):

2008	$ 458
2009	420
2010	323
2011	296
2012	241
Thereafter	1,368
Total minimum lease payments	$ 3,106

NOTE 7. INVESTMENT IN UNCONSOLIDATED SUBSIDIARY

At December 31, 2007, the Company owned, through The Centreville National Bank of Maryland ("Centreville National Bank"), 20.0% of the outstanding common stock of the Delmarva Data Bank Processing Center, Inc. ("Delmarva Data"). This investment is carried at cost, adjusted for Centreville National Bank's equity in Delmarva Data's undistributed income.

	December 31,		
(Dollars in thousands)	2007	2006	2005
Balance, beginning of year	$ 937	$ 909	$ 859
Equity in net income	-	28	50
Balance, end of year	$ 937	$ 937	$ 909

Data processing and other expenses paid to Delmarva Data totaled approximately $1,988,000, $1,869,000 and $1,722,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill totaled $16.0 million at December 31, 2007 and $11.9 million at December 31, 2006. The Company recorded $4.0 in goodwill during 2007 relating to the acquisition of two insurance companies, JM and TSGIA, which increased the Insurance segment's goodwill to $11.9 million.

The significant components of goodwill and acquired intangible assets are as follows:

	December 31, 2007				December 31, 2006			
(Dollars in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
Goodwill	$ 16,621	$ 667	$ 15,954	-	$ 12,606	$ 667	$ 11,939	-
Other intangible assets								
Amortized other intangible assets								
Employment agreements	$ 1,730	$ 62	$ 1,668	6.7	$ -	$ -	-	-
Insurance expirations	1,270	471	799	9.5	1,270	386	884	10.4
Core deposit intangible	968	454	514	4.3	968	333	635	5.3
Customer relationships	960	15	945	15.7	-	-	-	-
Unidentifiable intangible resulting from branch acquisitions	104	104	-	-	104	103	1	0.1
Other identifiable intangibles	621	621	-	-	621	572	49	0.4
	5,653	1,727	3,926		2,963	1,394	1,569	
Unamortized other intangible assets								
Carrier relationships	1,300	-	1,300	-	-	-	-	
Trade name	1,210	-	1,210	-	-	-	-	
	2,510	-	2,510		-	-	-	
Total other intangible assets	$ 8,163	$ 1,727	$ 6,436		$ 2,963	$ 1,394	$ 1,569	

The changes in the net carrying amount of goodwill for the year ended December 31, 2007 are as follows:

(Dollars in thousands)	Community banking	Insurance	Total
Balance, beginning of year	$ 4,076	$ 7,863	$ 11,939
Goodwill acquired during the year	-	4,015	4,015
Balance end of year	$ 4,076	$ 11,878	$ 15,954

The current period and estimated future amortization expense for amortized other intangible assets is as follows:

(Dollars in thousands)		Amortization expense
Year ended December 31,2007		$ 333
Estimate for years ended December 31,	2008	515
	2009	515
	2010	515
	2011	515
	2012	402

Under the provisions of SFAS No. 142, goodwill was subjected to an annual assessment for impairment during 2007. As a result of annual assessment reviews, the Company determined that there was no impairment of goodwill. The Company will continue to review goodwill on an annual basis for impairment and as events occur or circumstances change.

NOTE 9. DEPOSITS

The approximate amount of certificates of deposit of $100,000 or more at December 31, 2007 and 2006 was $161,568,000 and $153,731,000, respectively.

The approximate maturities of time deposits at December 31 are as follows:

(Dollars in thousands)	**2007**	2006
Due in one year or less	**$277,952**	$239,789
Due in one to three years	**71,350**	71,090
Due in three to five years	**26,993**	54,860
	$376,295	$365,739

NOTE 10. SHORT-TERM BORROWINGS

The following table summarizes certain information for short-term borrowings for the years ended December 31:

(Dollars in thousands)	2007 Amount	2007 Rate	2006 Amount	2006 Rate
At Year End:				
Federal Home Loan Bank advances	**$ 20,000**	**4.65%**	$ 4,500	5.34%
Retail repurchase agreements	**27,494**	**3.27**	23,852	3.70
Other short-term borrowings	**200**	**4.92**	172	5.18
Total	**$ 47,694**	**3.86%**	$ 28,524	3.97%
Average for the Year:				
Federal Home Loan Bank advances	**$ 7,000**	**4.50%**	$ 1,408	5.00%
Retail repurchase agreements	**25,785**	**3.60**	27,510	3.31
Other short-term borrowings	**353**	**5.51**	384	5.36
Maximum Month-end Balance:				
Federal Home Loan Bank advances	**$ 20,000**		$ 5,000	
Retail repurchase agreements	**34,536**		37,273	
Other short-term borrowings	**2,500**		1,769	

Securities sold under agreements to repurchase are securities sold to customers, at the customers' request, under a "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Government agency securities, which are segregated in the Company's custodial accounts from other investment securities.

The Company may periodically borrow from a correspondent federal funds line of credit arrangement, under a secured reverse repurchase agreement, or from the Federal Home Loan Bank to meet short-term liquidity needs.

NOTE 11. LONG-TERM DEBT

As of December 31, the Company had the following long-term borrowings:

(Dollars in thousands)	2007	2006
Federal Home Loan Bank (FHLB) 4.67% Advance due in 2007	**$ -**	$ 4,000
FHLB 5.52% Advance due in 2007	**-**	6,000
FHLB 5.72% Advance due in 2007	**-**	3,000
FHLB 5.08% Advance due in 2008	**-**	5,000
FHLB 5.69% Advance due in 2008	**7,000**	7,000
FHLB 4.17% Advance due in 2009	**3,000**	-
Acquisition related debt, 4.08% interest, equal annual installments for five years	**2,485**	-
	$ 12,485	$ 25,000

The Company has pledged its real estate mortgage loan portfolio under a blanket floating lien as collateral for the FHLB advances.

The acquisition related debt was incurred as part of the purchase price of TSGIA and is payable to the seller thereof, who remains the President of that subsidiary.

NOTE 12. BENEFIT PLANS

401(k) and Profit Sharing Plan

The Company has a 401(k) and profit sharing plan covering substantially all full-time employees. The plan calls for matching contributions by the Company, and the Company makes discretionary contributions based on profits. Company contributions to this plan included in expense totaled $1,140,000, $1,019,000, and $969,000 for 2007, 2006, and 2005, respectively.

TSGIA has a separate 401(k) plan covering substantially all of its full-time employees. The Company's total expense under this plan was $11,000 for 2007.

NOTE 13. STOCK OPTION PLANS

The Company has two stock option plans, the Shore Bancshares, Inc. 1998 Stock Option Plan ("1998 Stock Option Plan") and the Shore Bancshares, Inc. 2006 Stock and Incentive Compensation Plan ("2006 Equity Plan"). Under the plans, incentive and nonqualified stock options may be granted periodically to directors, executive officers, and key employees at the discretion of the Compensation Committee of the Company's Board. The plans provide for both immediate and graduated vesting schedules and reserved 720,000 shares of common stock for grant. At December 31, 2007, a total of 672,143 shares remained available for grant under the plans. The plans were adopted in 2006 and 1998, respectively, and options granted under the plans generally have a life not to exceed 10 years.

The Company also has an Employee Stock Purchase Plan ("ESPP") that was adopted in 1998 and amended in 2003 that allows employees to receive options to purchase common stock at a purchase price equal to 85% of the fair market value of the common stock on the date of grant. As amended, the plan reserved 67,500 shares of common stock for issuance under the plan. There were 27,138 shares available for grant under the plan at December 31, 2007.

During the second quarter of 2007, the Company granted 3,845 restricted shares of common stock at a value of $25.31 per share pursuant to the 2006 Equity Plan. The restricted shares vest in equal annual installments on the first through the fifth anniversary dates of the grant subject to the employees' continued employment with the Company on the applicable anniversary date. Compensation expense for restricted stock awards is measured based on the grant date fair value and then recognized over the respective service period, which matches the vesting period. None of the outstanding restricted stock awards were vested at December 31, 2007.

During the third quarter of 2007, the Company granted 400 shares of common stock at a value of $25.00 per share pursuant to the 2006 Equity Plan. The shares were fully vested upon issuance and the compensation expense associated with the grant date fair value was recognized on the grant date.

The following table summarizes restricted stock award activity for the Company under the 2006 Equity Plan for the year ended December 31, 2007:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2007	-	$ -
Granted	4,245	25.28
Cancelled	-	-
Outstanding at December 31, 2007	4,245	$25.28
Nonvested at December 31, 2007	3,845	$25.31

Following is a summary of changes in shares under option for the 1998 Stock Option Plan and the ESPP for the years indicated:

	Year Ended December 31,			
	2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**37,515**	**$15.82**	77,364	$10.68
Granted	-	-	11,972	18.47
Exercised	**(3,444)**	**17.07**	(50,056)	8.52
Expired/Cancelled	**(274)**	**18.47**	(1,765)	15.76
Outstanding at end of year	**33,797**	**$15.67**	37,515	$15.82
Weighted average fair value of options granted during the year		**$ -**		$ 5.91

The following summarizes information about options outstanding at December 31, 2007:

Options Outstanding		Options Outstanding and Exercisable	
Exercise Price	Number	Number	Weighted Average Remaining Contract Life (in years)
$ 21.33	**5,075**	**5,075**	**1.05**
14.00	**4,005**	**4,005**	**2.05**
13.17	**17,195**	**17,195**	**4.28**
18.47	**7,522**	**7,522**	**0.33**
	33,797	**33,797**	

The fair value of stock options issued is measured on the date of grant and recognized over the vesting period. The Company estimates the fair value of stock options using the Black-Scholes option-pricing model with the following weighted average assumptions for options granted pursuant to the Employee Stock Purchase Plan during 2006; there were no options granted in 2007 and 2005:

	2006
Dividend yield	2.40%
Expected volatility	23.57%
Risk free interest rate	4.53%
Expected lives (in years)	2.25

The total intrinsic value of outstanding stock options and outstanding exercisable stock options was $212,000 at December 31, 2007. The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $32,000, $814,000 and $353,000, respectively. The total fair value of shares vested was $30,000 for both 2007 and 2006 and $39,000 for 2005.

Stock-based compensation expense totaled $63,000 and $48,000 in 2007 and 2006, respectively. Stock-based compensation expense is recognized ratably over the requisite service period for all awards. The total income tax benefit recognized in the accompanying consolidated statements of income related to stock-based compensation was $3,000 and $279,000 in 2007 and 2006, respectively. Unrecognized stock-based compensation expense related to stock options and stock awards totaled $91,000 at December 31, 2007. At such date, the weighted-average period over which this unrecognized expense was expected to be recognized was 3.89 years.

SFAS No. 123R requires pro forma disclosures of net income and earnings per share for all periods prior to the adoption of the fair value accounting method for stock-based employee compensation. The pro forma disclosures are as follows for the year ended December 31, 2005:

(Dollars in thousands)	2005
Net income:	
As reported	$12,888
Less pro forma stock-based compensation expense determined under the fair value method, net of related tax effects	(50)
Pro forma net income	$12,838
Basic earnings per share:	
As reported	$ 1.55
Pro forma	1.55
Diluted earnings per share	
As reported	$ 1.54
Pro forma	1.54

NOTE 14. DEFERRED COMPENSATION

During 2006, the Company adopted the Shore Bancshares, Inc. Executive Deferred Compensation Plan (the "Plan") for members of management and highly compensated employees of the Company and its subsidiaries. The Plan permits a participant to elect, each year, to defer receipt of up to 100% of his or her salary and bonus to be earned in the following year. The Plan also permits the participant to defer the receipt of performance-based compensation not later than six months before the end of the period for which it is to be earned. The deferred amounts will be credited to an account maintained on behalf of the participant and will be invested at the discretion of each participant in certain deemed investment options selected from time to time by the Compensation Committee of the Company's Board. The Company may also make matching, mandatory and discretionary contributions for certain participants. A participant is fully vested at all times in the amounts that he or she elects to defer. Any contributions by the Company will vest over a five-year period. For the year ended December 31, 2007 the Company made contributions to the Plan totaling $167,000. No contributions were made in 2006. Elective deferrals were made by one plan participant during 2007 and 2006.

The Company has a supplemental deferred compensation plan to provide retirement benefits to its President and Chief Executive Officer. The participant is 100% vested in amounts credited to his account. Contributions to the plan were $20,000 in 2006 and 2005. No contributions were made to this plan in 2007.

Centreville National Bank has agreements with certain of its directors under which they have deferred part of their fees and compensation. The amounts deferred are invested in insurance policies, owned by the Company, on the lives of the respective individuals. Amounts available under the policies are to be paid to the individuals as retirement benefits over future years. The cash surrender value and the accrued benefit obligation included in other assets and other liabilities at December 31 are as follows:

(Dollars in thousands)	**2007**	2006
Cash surrender value	**$2,204**	$2,125
Accrued benefit obligation	**902**	823

NOTE 15. INCOME TAXES

Income taxes included in the balance sheets as of December 31 are as follows:

(Dollars in thousands)	2007	2006
Federal income taxes currently (receivable) payable	$ (66)	$ 126
State income taxes currently receivable	(66)	(173)
Deferred income tax benefit	1,847	2,092

Components of income tax expense for each of the three years ended December 31 are as follows:

(Dollars in thousands)	2007	2006	2005
Currently payable:			
Federal	$7,162	$7,367	$6,331
State	1,217	1,211	1,159
	8,379	8,578	7,490
Deferred income tax (benefit) expense:			
Federal	(255)	(351)	287
State	(122)	(73)	77
	(377)	(424)	364
	$8,002	$8,154	$7,854

A reconciliation of tax computed at the statutory federal tax rate of 35% to the actual tax expense for the three years ended December 31 follows:

(Dollars in Thousands)	2007	2006	2005
Tax at federal statutory rate	35.0%	35.0%	35.0%
Tax effect of:			
Tax-exempt income	(1.0)	(.9)	(1.0)
Non-deductible expenses	.2	.1	.1
State income taxes, net of federal benefit	3.4	3.5	3.8
Other	(.3)	(.1)	-
Income tax expense	37.3%	37.6%	37.9%

Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

(Dollars in thousands)	2007	2006
Deferred tax assets:		
Allowance for credit losses	$2,997	$2,461
Provision for off-balance sheet commitments	157	122
Net operating loss carry forward	41	5
Deferred gain on sale leaseback	55	58
Recognized loss on impaired securities	45	44
Loan fees	287	296
Deferred compensation	460	398
Unrealized losses on available-for-sale securities	-	456
Other	18	3
Total deferred tax assets	4,060	3,843
Deferred tax liabilities:		
Depreciation	389	400
Purchase accounting adjustments	959	609
Federal Home Loan Bank stock dividend	29	28
Undistributed income of unconsolidated subsidiary	76	61
Loan origination fees and costs	520	583
Unrealized gains on available-for-sale securities	166	-
Other	74	70
Total deferred tax liabilities	2,213	1,751
Net deferred tax assets	$ 1,847	$ 2,092

NOTE 16. EARNINGS PER COMMON SHARE

Information relating to the calculation of earnings per common share is summarized as follows for the years ended December 31:

(In thousands, except per share data)	**2007**	2006	2005
Basic:			
Net income (applicable to common stock)	**$13,450**	$13,554	$12,888
Average common shares outstanding	**8,380**	8,366	8,305
Basic earnings per share	**$1.61**	$1.62	$1.55
Diluted:			
Net income (applicable to common stock)	**$13,450**	$13,554	$12,888
Average common shares outstanding	**8,380**	8,366	8,305
Diluted effect of stock options	**14**	27	38
Average common shares outstanding - diluted	**8,394**	8,393	8,343
Diluted earnings per share	**$1.60**	$1.61	$1.54

For the years ended December 31, 2007 and 2006, there were no options excluded from computing diluted earnings per share. For the year ended December 31, 2005, options to purchase 6,000 shares of common stock were excluded from computing diluted earnings per share because their effect was antidilutive.

NOTE 17. REGULATORY CAPITAL REQUIREMENTS

The Company and each of The Talbot Bank of Easton, Maryland ("Talbot Bank"), Centreville National Bank, and The Felton Bank (Talbot Bank, Centreville National Bank and The Felton Bank are collectively referred to in this Note as the "Banks") are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets. Management believes, as of December 31, 2007, that the Company and the Banks met all capital adequacy requirements to which they are subject.

As of December 31, 2007 and 2006, the most recent notification from the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. Management knows of no trends or demands, commitments, events or uncertainties that are likely to have a material adverse impact on the ability of the Company or any of the Banks to remain in the well capitalized category.

Capital levels and ratios for Shore Bancshares, Inc., Talbot Bank, Centreville National Bank and The Felton Bank as of December 31, 2007 and 2006, compared with the minimum requirements, are presented below:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total Capital (to Risk-Weighted Assets):						
Company	**$105,694**	**13.14%**	**$64,339**	**8.00%**		
Talbot Bank	**64,209**	**13.57**	**37,863**	**8.00**	**$47,329**	**10.00%**
Centreville National Bank	**31,604**	**12.66**	**19,966**	**8.00**	**24,957**	**10.00**
The Felton Bank	**7,988**	**10.36**	**6,169**	**8.00**	**7,711**	**10.00**
Tier 1 Capital (to Risk-Weighted Assets):						
Company	**$ 97,744**	**12.15%**	**$32,170**	**4.00%**		
Talbot Bank	**59,298**	**12.53**	**18,932**	**4.00**	**$28,397**	**6.00%**
Centreville National Bank	**29,575**	**11.85**	**9,983**	**4.00**	**14,974**	**6.00**
The Felton Bank	**7,024**	**9.11**	**3,084**	**4.00**	**4,626**	**6.00**
Tier 1 Capital (to Average Assets):						
Company	**$ 97,744**	**10.50%**	**$37,225**	**4.00%**		
Talbot Bank	**59,298**	**11.14**	**21,299**	**4.00**	**$26,624**	**5.00%**
Centreville National Bank	**29,575**	**9.58**	**12,352**	**4.00**	**15,439**	**5.00**
The Felton Bank	**7,024**	**7.75**	**3,626**	**4.00**	**4,532**	**5.00**
As of December 31, 2006:						
Total Capital (to Risk-Weighted Assets):						
Company	$105,402	14.04%	$60,038	8.00%		
Talbot Bank	59,844	13.24	36,153	8.00	$45,191	10.00%
Centreville National Bank	32,337	14.53	17,798	8.00	22,248	10.00
The Felton Bank	7,232	10.03	5,766	8.00	7,208	10.00
Tier 1 Capital (to Risk-Weighted Assets):						
Company	$ 98,766	13.16%	$30,019	4.00%		
Talbot Bank	55,739	12.33	18,076	4.00	$27,115	6.00%
Centreville National Bank	30,557	13.73	8,899	4.00	13,349	6.00
The Felton Bank	6,482	8.99	2,883	4.00	4,325	6.00
Tier 1 Capital (to Average Assets):						
Company	$ 98,766	10.64%	$37,142	4.00%		
Talbot Bank	55,739	10.73	20,773	4.00	$25,966	5.00%
Centreville National Bank	30,557	9.50	12,860	4.00	16,075	5.00
The Felton Bank	6,482	7.80	3,325	4.00	4,156	5.00

Federal and state laws and regulations applicable to banks and their holding companies impose certain restrictions on dividend payments by the Banks, as well as restricting extensions of credit and transfers of assets between the Banks and the Company. At December 31, 2007, the Banks could have paid dividends to the Company of approximately $11,578,000 without the prior consent and approval of the regulatory agencies. The Company had no outstanding receivables from subsidiaries at December 31, 2007 or 2006.

NOTE 18. LINES OF CREDIT

The Banks had $20,500,000 in unsecured federal funds lines of credit and a reverse repurchase agreement available on a short-term basis from correspondent banks at December 31, 2007. In addition, the Banks have credit availability of approximately $86,888,000 from the Federal Home Loan Bank. The Banks have pledged as collateral, under a blanket lien, all qualifying residential loans under borrowing agreements with the Federal Home Loan Bank. At December 31, 2007 and 2006, the Federal Home Loan Bank had issued letters of credit in the amounts of $35,000,000 and $30,000,000, respectively, on behalf of the Talbot Bank to a local government entity as collateral for its deposits. The Banks had short-term borrowings from the Federal Home Loan Bank at December 31, 2007 and 2006 of $20,000,000 and $4,500,000, respectively.

NOTE 19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
For short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities
For all investments in debt securities, fair values are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Receivables
The fair value of categories of fixed rate loans, such as commercial loans, residential mortgage, and other consumer loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Other loans, including variable rates loans, are adjusted for differences in loan characteristics.

Financial Liabilities
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. These estimates do not take into consideration the value of core deposit intangibles. The fair value of securities sold under agreements to repurchase and long-term debt is estimated using the rates offered for similar borrowings.

Commitments to Extend Credit and Standby Letters of Credit
The majority of the Company's commitments to grant loans and standby letters of credit are written to carry current market interest rates if converted to loans. Because commitments to extend credit and letters of credit are generally unassignable by the Company or the borrower, they only have value to the Company and the borrower and therefore it is impractical to assign any value to these commitments.

The estimated fair values of the Company's financial instruments, excluding goodwill, as of December 31 are as follows:

	2007		2006	
(Dollars in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	**$ 26,880**	**$ 26,797**	$ 79,673	$ 79,674
Investment securities	**110,033**	**110,060**	130,246	130,215
Loans	**776,350**	**796,798**	699,719	708,164
Less: allowance for loan losses	**(7,551)**	**(7,551)**	(6,300)	(6,300)
	$905,712	**$926,104**	$903,338	$911,753
Financial liabilities:				
Deposits	**$765,895**	**$755,041**	$774,182	$756,685
Short-term borrowings	**47,694**	**47,703**	28,524	28,347
Long-term debt	**12,485**	**12,657**	25,000	24,993
	$826,074	**$815,401**	$827,706	$810,025

(Dollars in thousands)	2007 Carrying Amount	2007 Estimated Fair Value	2006 Carrying Amount	2006 Estimated Fair Value
Unrecognized financial instruments:				
Commitments to extend credit	**$246,295**	**$ -**	$189,396	$ -
Standby letters of credit	**18,276**	**-**	20,279	-
	$264,571	**$ -**	$209,675	$ -

NOTE 20. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, to meet the financing needs of its customers, the Banks are parties to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. The Banks' exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments. The Banks generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. The Banks evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Commitments outstanding as of December 31 are as follows:

(Dollars in thousands)	2007	2006
Commitments to extend credit	**$246,295**	$189,396
Letters of credit	**18,276**	20,279
	$264,571	$209,675

NOTE 21. CONTINGENCIES

In the normal course of business, the Company and its subsidiaries may become involved in litigation arising from banking, financial, and other activities. Management, after consultation with legal counsel, does not anticipate that the future liability, if any, arising out of current proceedings will have a material effect on the Company's financial condition, operating results, or liquidity.

NOTE 22. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Shore Bancshares, Inc. (Parent Company Only) is as follows:

Condensed Balance Sheets
December 31,

(Dollars in thousands)	2007	2006
Assets:		
Cash	$ 1,441	$ 1,212
Investment in subsidiaries	118,995	107,513
Income taxes receivable	577	302
Premises and equipment, net	2,997	3,031
Other assets	172	177
Total assets	$124,182	$112,235
Liabilities:		
Accounts payable	$ 640	$ 462
Deferred tax liability	822	446
Long-term debt	2,485	-
Total liabilities	3,947	908
Stockholders' equity:		
Common stock	84	84
Additional paid in capital	29,539	29,688
Retained earnings	90,365	82,279
Accumulated other comprehensive income (loss)	247	(724)
Total stockholders' equity	120,235	111,327
Total liabilities and stockholders' equity	$124,182	$112,235

Condensed Statements of Income
For the years ended December 31,

(Dollars in thousands)	2007	2006	2005
Income			
Dividends from subsidiaries	$11,234	$5,115	$6,928
Management and other fees from subsidiaries	5,078	3,982	2,577
Rental income	76	108	125
Interest income	14	10	4
Total income	16,402	9,215	9,634
Expenses			
Salaries and employee benefits	3,675	3,034	2,033
Occupancy expense	333	257	223
Other operating expenses	1,346	1,195	798
Total expenses	5,354	4,486	3,054
Income before income tax expense and equity in undistributed income of subsidiaries	11,048	4,729	6,580
Income tax expense	109	331	177
Income before equity in undistributed income of subsidiaries	10,939	4,398	6,403
Equity in undistributed income of subsidiaries	2,511	9,156	6,485
Net income	$13,450	$13,554	$12,888

Condensed Statements of Cash Flows
For the years ended December 31,

(Dollars in thousands)	2007	2006	2005
Cash flows from operating activities:			
Net income	**$13,450**	$13,554	$12,888
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in undistributed income of subsidiaries	**(2,511)**	(9,156)	(6,485)
Loss on disposal of furniture and equipment	**2**	-	-
Depreciation	**166**	125	91
Stock-based compensation expense	**63**	48	-
Excess tax benefits from stock-based arrangements	**(3)**	(279)	-
Net (increase) decrease in other assets	**(267)**	186	(131)
Net increase in other liabilities	**553**	186	222
Net cash provided by operating activities	**11,453**	4,664	6,585
Cash flows from investing activities:			
Acquisition	**(8,001)**	-	-
Purchase of premises and equipment	**(135)**	(281)	(83)
Deferred earn out payment, net of stock issued	**-**	-	(2,400)
Investment in subsidiaries	**-**	-	(250)
Net cash used by investing activities	**(8,136)**	(281)	(2,733)
Cash flows from financing activities:			
Excess tax benefits from stock-based arrangements	**3**	279	-
Proceeds from long-term debt	**2,485**	-	-
Proceeds from issuance of common stock	**54**	654	598
Stock repurchased and retired	**(266)**	-	-
Dividends paid	**(5,364)**	(4,917)	(4,428)
Net cash used by financing activities	**(3,088)**	(3,984)	(3,830)
Net increase in cash and cash equivalents	**229**	399	22
Cash and cash equivalents at beginning of year	**1,212**	813	791
Cash and cash equivalents at end of year	**$ 1,441**	$ 1,212	$ 813

NOTE 23. QUARTERLY FINANCIAL RESULTS (unaudited)

A summary of selected consolidated quarterly financial data for the two years ended December 31, 2007 is reported as follows:

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Interest income	**$15,890**	**$16,255**	**$16,543**	**$16,453**
Net interest income	**9,905**	**10,242**	**10,463**	**10,426**
Provision for credit losses	**242**	**413**	**604**	**465**
Income before income taxes	**5,420**	**5,343**	**5,315**	**5,374**
Net Income	**$ 3,403**	**$ 3,356**	**$ 3,351**	**$ 3,340**
Basic earnings per common share	**$ 0.41**	**$ 0.40**	**$ 0.40**	**$ 0.40**
Diluted earnings per common share	**$ 0.41**	**$ 0.40**	**$ 0.40**	**$ 0.40**
2006				
Interest income	$13,065	$13,943	$15,368	$15,595
Net interest income	9,414	9,909	9,902	9,671
Provision for credit losses	311	240	416	526
Income before income taxes	5,718	5,941	5,167	4,882
Net Income	$ 3,551	$ 3,751	$ 3,199	$ 3,053
Basic earnings per common share	$ 0.43	$ 0.45	$ 0.38	$ 0.36
Diluted earnings per common share	$ 0.43	$ 0.45	$ 0.38	$ 0.36

Earnings per share are based upon quarterly results and may not be additive to the annual earnings per share amounts.

NOTE 24. LINE OF BUSINESS RESULTS

The Company operates two primary businesses: Community Banking and Insurance Products and Services. The Community Banking business provides services to consumers and small businesses on the Eastern Shore of Maryland through its seventeen-branch network. Community banking activities include small business services, retail brokerage, trust services and consumer banking products and services. Loan products available to consumers include mortgage, home equity, automobile, marine, and installment loans, credit cards and other secured and unsecured personal lines of credit. Small business lending includes commercial mortgages, real estate development loans, equipment and operating loans, as well as secured and unsecured lines of credit, credit cards, accounts receivable financing arrangements, and merchant card services.

A full range of insurance products and services are available to businesses and consumers in the Company's market. Products include property and casualty, life, marine, individual health and long-term care insurance. Pension and profit sharing plans and retirement plans for executives and employees are available to suit the needs of individual businesses.

Selected financial information by line of business is included in the following table:

(Dollars in thousands)	Community banking	Insurance products and services	Parent Company	Total
2007				
Interest income	**$ 65,133**	**$ 8**	**$ -**	**$ 65,141**
Interest expense	**24,105**	**-**	**-**	**24,105**
Provision for credit losses	**1,724**	**-**	**-**	**1,724**
Noninterest income	**6,775**	**7,906**	**(2)**	**14,679**
Noninterest expense	**20,205**	**7,124**	**5,210**	**32,539**
Net intersegment income (expense)	**(4,646)**	**(381)**	**5,027**	**-**
Income before taxes	**21,228**	**409**	**(185)**	**21,452**
Income tax expense (benefit)	**7,918**	**153**	**(69)**	**8,002**
Net income	**$ 13,310**	**$ 256**	**$ (116)**	**$ 13,450**
Total assets	**$ 933,583**	**$ 20,405**	**$ 2,923**	**$ 956,911**
2006				
Interest income	$ 57,971	$ -	$ -	$ 57,971
Interest expense	19,074	-	-	19,074
Provision for credit losses	1,493	-	-	1,493
Noninterest income	5,994	6,812	33	12,839
Noninterest expense	18,592	5,561	4,382	28,535
Net intersegment income (expense)	(3,673)	(291)	3,964	-
Income before taxes	21,133	960	(385)	21,708
Income tax expense (benefit)	7,939	360	(145)	8,154
Net income	$ 13,194	$ 600	$ (240)	$ 13,554
Total assets	$932,616	$ 9,777	$ 3,256	$945,649
2005				
Interest income	$ 47,384	$ -	$ -	$ 47,384
Interest expense	11,899	-	-	11,899
Provision for credit losses	810	-	-	810
Noninterest income	4,999	6,450	49	11,498
Noninterest expense	16,982	5,492	2,957	25,431
Net intersegment income (expense)	(2,396)	(164)	2,560	-
Income before taxes	20,296	794	(348)	20,742
Income tax expense (benefit)	7,678	314	(138)	7,854
Net income	$ 12,618	$ 480	$ (210)	$ 12,888
Total assets	$ 838,118	$ 10,497	$ 3,023	$ 851,638

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act with the SEC, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in those rules and forms, and that such information is accumulated and communicated to the Company's management, including the President and Chief Executive Officer ("CEO") and the Principal Accounting Officer ("PAO"), as appropriate, to allow for timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

An evaluation of the effectiveness of these disclosure controls as of December 31, 2007 was carried out under the supervision and with the participation of the Company's management, including the CEO and the PAO. Based on that evaluation, the Company's management, including the CEO and the PAO, has concluded that the Company's disclosure controls and procedures are, in fact, effective at the reasonable assurance level.

During the fourth quarter of 2007, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has performed an evaluation and testing of the Company's internal control over financial reporting as of December 31, 2007. Management's report on the Company's internal control over financial reporting and the related report of the Company's independent registered public accounting firm are included on page 33 and page 34 of this report, respectively, and each is incorporated into this Item 9A by reference thereto.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The Company has adopted a Code of Ethics that applies to all of its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. A written copy of the Company's Code of Ethics will be provided to stockholders, free of charge, upon request to: Carol I. Brownawell, Secretary, Shore Bancshares, Inc., 18 E. Dover Street, Easton, Maryland 21601 or (410) 822-1400.

All other information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2008 Annual Meeting of Stockholders.

Item 11. Executive Compensation.

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2008 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information provided in Item 5 of Part II of this report under the heading "EQUITY COMPENSATION PLAN INFORMATION" is incorporated herein by reference. All other information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2008 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2008 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to the Company's definitive proxy statement to be filed in connection with the 2008 Annual Meeting of Stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1), (2) and (c) Financial statements and schedules:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at December 31, 2007 and 2006
Consolidated Statements of Income -- Years Ended December 31, 2007, 2006, and 2005
Consolidated Statements of Changes in Stockholders' Equity -- Years Ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows -- Years Ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

(a)(3) and (b) Exhibits required to be filed by Item 601 of Regulation S-K:

The exhibits filed or furnished with this annual report are shown on the Exhibit List that follows the signatures to this annual report, which list is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shore Bancshares, Inc.

Date: March 14, 2008

By: /s/ W. Moorhead Vermilye
W. Moorhead Vermilye
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Herbert L. Andrew, III Herbert L. Andrew, III	Director	March 14, 2008
/s/ Blenda W. Armistead Blenda W. Armistead	Director	March 14, 2008
/s/ Lloyd L. Beatty, Jr. Lloyd L. Beatty, Jr.	Director	March 14, 2008
/s/ Paul M. Bowman Paul M. Bowman	Director	March 14, 2008
/s/ William W. Duncan William W. Duncan	Director	March 14, 2008
/s/ Thomas H. Evans Thomas H. Evans	Director	March 14, 2008
/s/ Mark M. Freestate Mark M. Freestate	Director	March 14, 2008
/s/ Richard C. Granville Richard C. Granville	Director	March 14, 2008
/s/ W. Edwin Kee W. Edwin Kee	Director	March 14, 2008
/s/ Neil R. LeCompte Neil R. LeCompte	Director	March 14, 2008
/s/ Jerry F. Pierson Jerry F. Pierson	Director	March 14, 2008
/s/ Christopher F. Spurry Christopher F. Spurry	Director	March 14, 2008
/s/ F. Winfield Trice, Jr. F. Winfield Trice, Jr.	Director	March 14, 2008
/s/ W. Moorhead Vermilye W. Moorhead Vermilye	Director President/CEO	March 14, 2008
/s/ Susan E. Leaverton Susan E. Leaverton	Treasurer/ Principal Accounting Officer	March 14, 2008

EXHIBIT LIST

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K filed on December 14, 2000).
3.2(i)	Amended and Restated By-Laws (filed herewith).
3.2(ii)	First Amendment to Amended and Restated Bylaws (filed herewith).
10.1	Form of Employment Agreement with W. Moorhead Vermilye (incorporated by reference to Appendix XIII of Exhibit 2.1 of the Company's Form 8-K filed on July 31, 2000).
10.2	Employment Termination Agreement among Centreville National Bank, the Company, and Daniel T. Cannon dated December 7, 2006 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on December 12, 2006).
10.3	Employment Agreement with Thomas H. Evans, as amended on November 3, 2005 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on November 9, 2005).
10.4	Summary of Compensation Arrangement for Lloyd L. Beatty, Jr. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on August 1, 2006).
10.5	Amended Summary of Compensation Arrangement for William W. Duncan, Jr. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on February 14, 2007, as amended by Form 8-K/A filed on May 3, 2007).
10.6	Summary of Compensation Arrangement between Centreville National Bank and F. Winfield Trice, Jr. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on August 13, 2007).
10.7	Employment Agreement between The Avon-Dixon Agency, LLC and Mark M. Freestate (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2006).
10.8	Shore Bancshares, Inc. 2007 Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on April 3, 2007).
10.9	Revised Schedule A to the Shore Bancshares, Inc. 2007 Management Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on August 13, 2007).
10.10	Shore Bancshares, Inc. Amended and Restated Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on February 14, 2007)
10.11	Deferral Election, Investment Designation, and Beneficiary Designation Forms under the Shore Bancshares, Inc. Amended and Restated Executive Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on October 2, 2006).
10.12	Form of Centreville National Bank of Maryland Director Indexed Fee Continuation Plan Agreement with Messrs. Cannon, Freestate and Pierson (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 12, 2006).
10.13	Form of Centreville National Bank Life Insurance Endorsement Split Dollar Plan Agreement with Messrs. Cannon, Freestate and Pierson (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 12, 2006).
10.14	Form of Executive Supplemental Retirement Plan Agreement between The Centreville National Bank of Maryland and Daniel T. Cannon (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003).
10.15	Form of Life Insurance Endorsement Method Split Dollar Plan Agreement between The Centreville National Bank of Maryland and Daniel T. Cannon (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2003).

10.16	Talbot Bank of Easton, Maryland Supplemental Deferred Compensation Plan (incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005).
10.17	Talbot Bank of Easton, Maryland Supplemental Deferred Compensation Plan Trust Agreement (incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005).
10.18	1998 Employee Stock Purchase Plan, as amended (incorporated by reference to Appendix A of the Company's definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders filed on March 31, 2003).
10.19	1998 Stock Option Plan (incorporated by reference to Exhibit 10 of the Company's Registration Statement on Form S-8 filed with the SEC on September 25, 1998 (Registration No. 333-64319)).
10.20	Talbot Bancshares, Inc. Employee Stock Option Plan (incorporated by reference to Exhibit 10 of the Company's Registration Statement on Form S-8 filed May 4, 2001 (Registration No. 333-60214)).
10.21	Shore Bancshares, Inc. 2006 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A of the Company's 2006 definitive proxy statement filed on March 24, 2006).
10.22	Form of Restricted Stock Award Agreement under the 2006 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on April 11, 2007).
10.23	Changes to Director Compensation Arrangements (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on February 6, 2006).
21	Subsidiaries of the Company (listed in the "BUSINESS—General" section of Item 1 of Part I of this annual report).
23	Consent of Stegman & Company (filed herewith).
31.1	Certifications of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
31.2	Certifications of the PAO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
32.1	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act (furnished herewith).
32.2	Certification of the PAO pursuant to Section 906 of the Sarbanes-Oxley Act (furnished herewith).

Exhibit 3.2(i)

SHORE BANCSHARES, INC.

AMENDED AND RESTATED BY-LAWS

ARTICLE I
STOCKHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on a day duly designated by the Board of Directors in the month of April in each year, for the purpose of electing directors to succeed those whose terms shall have expired as of the date of such annual meeting, and for the transaction of such other corporate business as may come before the meeting.

SECTION 2. Special Meetings. Special meetings of the stockholders may be called at any time for any purpose or purposes by the Chairman, the President, or by a majority of the Board of Directors. Subject to the procedures set forth in Article II, Section 4 and this Section, special meetings of the stockholders shall be called by the Secretary upon the request in writing of holders of a majority of all the shares outstanding and entitled to vote on the business to be transacted at such meeting. Such request shall state the purpose or purposes of the meeting and the matters proposed to be acted upon at it. The Secretary shall provide an estimate of the cost of preparing and mailing and, upon payment of such cost; the notice of the meeting shall be mailed by the Corporation. Business transacted at all special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of the meeting. The Board of Directors shall have the sole power to fix the date and time of the special meeting Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at a special meeting of stockholders (a) only pursuant to the Corporation's notice of meeting and, (b) in the case of nominations of persons for election to the Board of Directors, (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation (A) who was a stockholder of record at the time of giving notice provided for in Article II, Section 4, (B) who is entitled to vote at the meeting and (C) who complied with the notice procedures set forth in Article II, Section 4.

SECTION 3. Place of Holding Meetings. All meetings of stockholders shall be held at the principal office of the Corporation or elsewhere in the United States as designated by the Board of Directors.

SECTION 4. Notice of Meetings; Waiver of Notice. Written notice of each meeting of the stockholders shall be mailed, postage pre-paid by the Secretary, to each stockholder entitled to vote thereat at the stockholder's post office address, as it appears upon the books of the Corporation, at least ten (10) days but not more than ninety (90) days before, the meeting. Each such notice shall state the place, day, and hour at which the meeting is to be held and, in the case of any special meeting, shall state briefly the purpose or purposes thereof. Notwithstanding the foregoing provisions, each person who is entitled to notice waives notice if he or she before or after the meeting signs a waiver of the notice which is filed with the records of stockholders' meetings, or is present at the meeting in person or by proxy.

SECTION 5. Quorum. The presence in person or by proxy of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by law, by the Charter or by these By-laws. Whether or not a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time by a majority vote of the stockholders present or represented to a date not more than 120 days after the original date, without any notice other than by announcement at the meeting. At any adjourned meeting at which a quorum shall attend, any business may be deferred and transacted which might have been transacted if the meeting had been held as originally called.

SECTION 6. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors or, if the Chairman is not present, the President of the Corporation, or if the President is not present, by a Vice President, or, if none of said officers is present, by a chairman to be elected at the meeting. The Secretary of the Corporation, or if the Secretary is not present, any Assistant Secretary shall act as Secretary of such meetings; in the absence of the Secretary and any Assistant Secretary, the presiding officer may appoint a person to act as Secretary of the meeting.

SECTION 7. Voting. Unless the Charter provides otherwise, at all meetings of stockholders, every stockholder entitled to vote thereat shall have one (l) vote for each share of stock standing in the stockholder's name on the books of the Corporation on the date for the determination of stockholders entitled to vote at such meeting. Such vote may be either in person or by proxy appointed by an instrument in writing subscribed by such stockholder or the stockholder's duly authorized attorney, bearing a date not more than eleven (11) months prior to said meeting, unless said instrument provides for a longer period. Such proxy shall be dated, but need not be sealed, witnessed or acknowledged. All elections shall be had and all questions shall be decided by a majority of the votes cast at a duly constituted meeting, except as otherwise provided by law, in the Charter or by these By-laws. Notwithstanding, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

SECTION 8. Advance Notice Provisions for Business to be Transacted at Annual Meeting. No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation (i) who is stockholder of record on the date of the giving of the notice provided for in this Section and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section. A stockholder's notice must be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting, notice by the stockholder must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. A stockholder's notice to the Secretary must be in writing and set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of such stockholder as they appear on the Corporation's books and of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder and such beneficial owner, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in Article II, Section 4 or in this Section, provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in Article II, Section 4 nor in this Section shall be deemed to preclude discussion by any stockholder of any such business. If the chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the chairman of the meeting shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted. No adjournment or postponement of a meeting of stockholders shall commence a new period for the giving of notice of a stockholder proposal hereunder.

ARTICLE II
BOARD OF DIRECTORS

SECTION 1. General Powers. The property and business of the Corporation shall be managed by the Board of Directors of the Corporation.

SECTION 2. Number of Directors. The Corporation shall have at least one director. The Corporation shall have the number of directors provided in the Charter until changed as herein provided. Two-thirds of the entire Board of Directors may alter the number of directors set by the Charter to not exceeding 25 nor less than the minimum number then permitted herein, but the action may not affect the tenure of office of any director.

SECTION 3. Election and Term of Office. The Board of Directors shall be divided into classes as described in the Charter. Each Director shall hold office until the expiration of the term for which the Director is elected, except as otherwise stated in these Bylaws, and thereafter until his or her successor has been elected and qualifies. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class shall, subject to Article II, Section 5, hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. Election of Directors need not be by written ballot, unless required by these Bylaws. No person may stand for election after he or she has attained the age of 72. This age restriction shall not apply to any Director while that Director is also an employee of the Corporation or any of its subsidiaries.

SECTION 4. Nomination of Directors. Nomination for election of members of the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the Corporation entitled to vote for the election of Directors and who complies with the notice provisions in this Section. Notice by a stockholder of intention to make any nominations shall be made in writing and shall be delivered or mailed to the Secretary at the principal executive offices of the Corporation (a) in the case of an annual meeting, not less than 120 days nor more than 180 days prior to the date of the meeting of stockholders called for the election of Directors which, for purposes of this provision, shall be deemed to be on the same date as the annual meeting of stockholders for the preceding year; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting, notice by the stockholder must be so delivered not earlier than the 180th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such annual meeting is first made; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public announcement of the date of the special meeting was made, whichever first occurs. Such notification shall contain the following information (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the Corporation owned by each proposed nominee; (d) the name and residence address of the notifying stockholder; (e) the number of shares of capital stock of the Corporation owned by the notifying stockholder; (f) the consent in writing of the proposed nominee as to the proposed nominee's name being placed in nomination for Director; (g) a description of all arrangements or understandings between such notifying stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such notifying stockholder, (h) a representation that such notifying stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (i) all information relating to such proposed nominee that would be required to be disclosed by Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14a-11 promulgated thereunder, assuming such provisions would be applicable to the solicitation of proxies for such proposed nominee. Nominations not made in accordance herewith shall be disregarded and, upon the chairman's instructions, the teller shall disregard all votes cast for each such nominee.

SECTION 5. Vacancies; Removal of Director. A vacancy on the Board of Directors may be filled only in accordance with the provisions of the Charter. Any director or the entire Board of Directors may be removed only in accordance with the provisions of Maryland law.

SECTION 6. Place of Meeting. The Board of Directors may hold their meetings and have one or more offices, and keep the books of the Corporation, either within or outside the State of Maryland, at such place or places as they may from time to time determine by resolution or by written consent of all the directors. The Board of Directors may hold their meetings by conference telephone or other similar electronic communications equipment in accordance with the provisions of Maryland General Corporation Law.

SECTION 7. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by resolution of the Board, provided that notice of every resolution of the Board fixing or changing the time or place for the holding of regular meetings of the Board shall be mailed to each director at least three (3) days before the first meeting held in pursuance thereof. The annual meeting of the Board of Directors shall be held immediately following the annual stockholders' meeting at which a Board of Directors is elected. Any business may be transacted at any regular meeting of the Board.

SECTION 8. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman, or the President, and must be called by the Chairman, the President or the Secretary upon written request of a majority of the Board of Directors, by mailing the same at least two (2) days prior to the meeting, or by personal delivery, facsimile transmission, telegraphing or telephoning the same on the day before the meeting, to each director; but such notice may be waived by any director. A special meeting of the Board of Directors shall be held on such date and at any place as may be designated from time to time by the Board of Directors. Unless otherwise indicated in the notice thereof, any and all business may be transacted at any special meeting. At any meeting at which every director shall be present, even though without notice, any business may be transacted and any director may in writing waive notice of the time, place and objects of any special meeting.

SECTION 9. Quorum. A majority of the whole number of directors shall constitute a quorum for the transaction of business at all meetings of the Board of Directors, but, if at any meeting less than a quorum shall be present, a majority of those present may adjourn the meeting from time to time, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law or by the Corporation's Charter or by these By-laws.

SECTION 10. Compensation of Directors. Directors may receive a fixed sum and expenses for attendance at regular and special meetings and committee meetings, or any combination of the foregoing as may be determined from time to time by the Board of Directors, and nothing contained herein shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

SECTION 11. Advisory Directors. The Board of Directors may by resolution appoint advisory directors to the Board of Directors, who may also serve as directors emeriti, and shall have such authority and receive such compensation and reimbursement as the Board of Directors shall provide. Advisory directors or directors emeriti shall not have the authority to participate by vote in the transaction of business.

SECTION 12. Committees. The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating Committee, and other committees composed of one or more directors and delegate to these committees any of the powers of the Board of Directors, except the power to authorize dividends on stock, elect directors, issue stock other than as provided in the next sentence, recommend to the stockholders any action which requires stockholder approval, amend these By-Laws, or approve any merger or share exchange which does not require stockholder approval. If the Board of Directors has given general authorization for the issuance of stock providing for or establishing a method or procedure for determining the maximum number of shares to be issued, a committee of the Board of Directors, in accordance with that general authorization or any stock option or other plan or program adopted by the Board of Directors, may authorize or fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued, including all terms and conditions required or permitted to be established or authorized by the Board of Directors.

SECTION 13. Committee Procedure. Each committee may fix rules of procedure for its business. A majority of the members of a committee shall constitute a quorum for the transaction of business and the act of a majority of those present at a meeting at which a quorum is present shall be the act of the committee. The members of a committee present at any meeting, whether or not they constitute a quorum, may appoint a director to act in the place of an absent member. Any action required or permitted to be taken at a meeting of a committee may be taken without a meeting, if an unanimous written consent which sets forth the action is signed by each member of the committee and filed with the minutes of the committee.

SECTION 14. Emergency. In the event of a state of disaster of sufficient severity to prevent the conduct and management of the affairs and business of the Corporation by its directors and officers as contemplated by the Charter and these By-Laws, any two or more available members of the then incumbent Executive Committee shall constitute a quorum of that Committee for the full conduct and management of the affairs and business of the Corporation in accordance with the provisions of Article II, Section 13. In the event of the unavailability, at such time, of a minimum of two members of the then incumbent Executive Committee, the available directors shall elect an Executive Committee consisting of any two members of the Board of Directors, whether or not they be officers of the Corporation, which two members of the Board of Directors, whether or not they be officers of the Corporation, which two members shall constitute the Executive Committee for the full conduct and management of the affairs of the Corporation in accordance with the foregoing provisions of this Section. This Section shall be subject to implementation by resolution of the Board of Directors passed from time to time for that purpose, and any provisions of these By-Laws (other than this Section) and any resolutions which are contrary to the provisions of this Section or to the provisions of any such implementary resolutions shall be suspended until it shall be determined by any interim Executive Committee acting under this Section that it shall be to the advantage of the Corporation to resume the conduct and management of its affairs and business under all the other provisions of these By-Laws.

ARTICLE III
OFFICERS

SECTION 1. Election, Tenure, and Compensation. The officers of the Corporation shall be a President, one or more Vice-Presidents (if so elected by the Board of Directors), a Secretary, and a Treasurer, and such other officers as the Board of Directors from time to time may consider necessary for the proper conduct of the business of the Corporation. It may also have a Chairman of the Board. The Board of Directors shall designate who shall serve as chief executive officer, who shall have general supervision of the business and affairs of the Corporation, and may designate a chief operating officer, who shall have supervision of the operations of the Corporation. In the absence of any designation the Chairman of the Board, if there be one, shall serve as chief executive officer and the President shall serve as chief operating officer. In the absence of the Chairman of the Board, or if there be none, the President shall be the chief executive officer. The officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of the stockholders. The Chairman shall be a director and the other officers may, but need not be, directors. Any two or more of the above officers, except those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or
verify any instrument in more than one capacity if such instrument is required by law or by these By-laws to be executed, acknowledged or verified by any two or more officers. The compensation or salary paid all officers of the Corporation shall be fixed by resolutions adopted by the Board of Directors.

Except where otherwise expressly provided in a contract duly authorized by the Board of Directors, all officers and agents of the Corporation shall be subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors, and all officers, agents, and employees, other than officers appointed by the Board of Directors, shall hold office at the discretion of the Board of Directors or of the officers appointing them.

SECTION 2. Powers and Duties of the Chairman. The Chairman, if one be elected, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman shall be ex-officio a member of all the standing committees. The Chairman shall do and perform such other duties as may, from time to time, be assigned to the Chairman by the Board of Directors.

SECTION 3. Powers and Duties of the President. The President shall be the chief executive officer of the Corporation and shall have general charge and control of all its business affairs and properties. The President may sign and execute all authorized bonds, contracts or other obligations in the name of the Corporation. The President shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. The President shall do and perform such other duties as may, from time to time, be assigned to the President by the Board of Directors.

SECTION 4. Powers and Duties of the Vice President. The Board of Directors may elect one or more Vice Presidents. Any Vice President (unless otherwise provided by resolution of the Board of Directors) may sign and execute all authorized bonds, contracts, or other obligations in the name of the Corporation. Each Vice President shall have such other powers and shall perform such other duties as may be assigned to the Vice President by the Board of Directors or by the Chairman or the President. In case of the absence or disability of the President, the duties of that office shall be performed by any Vice President, and the taking of any action by such Vice President in place of the President shall be conclusive evidence of the absence or disability of the President.

SECTION 5. Secretary. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors and all other notices required by law or by these By-laws, and in case of the Secretary's absence or refusal or neglect to do so, any such notice may be given by any person thereunto directed by the Chairman or the President, or by the directors or stockholders upon whose written requisition the meeting is called as provided in these By-laws. The Secretary shall record all the proceedings of the meetings of the stockholders and of the directors in books provided for that purpose, and shall perform such other duties as may be assigned to him by the directors, the Chairman, or the President. The Secretary shall have custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chairman, or the President, and attest the same. In general, the Secretary shall perform all the duties generally incident to the office of Secretary, subject to the control of the Board of Directors, the Chairman, and the President.

SECTION 6. Treasurer. The Treasurer shall have custody of all the funds and securities of the Corporation, and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depository or depositories as may be designated by the Board of Directors.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements. The Treasurer shall render to the Chairman, the President and the Board of Directors, whenever any of them so requests, an account of all transactions as Treasurer and of the financial condition of the Corporation.

The Treasurer shall give the Corporation a bond, if required by the Board of Directors, in a sum, and with one or more sureties, satisfactory to the Board of Directors, for the faithful performance of the duties of the office and for the restoration to the Corporation in case of the Treasurer's death, resignation, retirement or removal from office of all books, papers, vouchers, moneys, and other properties of whatever kind in the Treasurer's possession or under the Treasurer's control belonging to the Corporation.

The Treasurer shall perform all the duties generally incident to the office of the Treasurer, subject to the control of the Board of Directors, the Chairman, and the President.

SECTION 7. Assistant Secretary. The Board of Directors may appoint an Assistant Secretary or more than one Assistant Secretary. Each Assistant Secretary shall (except as otherwise provided by resolution of the Board of Directors) have power to perform all duties of the Secretary in the absence or disability of the Secretary and shall have such other powers and shall perform such other duties as may be assigned by the Board of Directors, the Chairman, or the President. In case of the absence or disability of the Secretary, the duties of the office shall be performed by any Assistant Secretary, and the taking of any action by any such Assistant Secretary in place of the Secretary shall be conclusive evidence of the absence or disability of the Secretary.

SECTION 8. Assistant Treasurer. The Board of Directors may appoint an Assistant Treasurer or more than one Assistant Treasurer. Each Assistant Treasurer shall (except as otherwise provided by resolution of the Board of Directors) have power to perform all duties of the Treasurer in the absence or disability of the Treasurer and shall have such other powers and shall perform such other duties as may be assigned by the Board of Directors, the Chairman or the President. In case of the absence or disability of the Treasurer, the duties of the office shall be performed by any Assistant Treasurer, and the taking of any action by any such Assistant Treasurer in place of the Treasurer shall be conclusive evidence of the absence or disability of the Treasurer.

ARTICLE IV
CAPITAL STOCK

SECTION 1. Issue of Certificates of Stock. The certificates for shares of the stock of the Corporation shall be of such form not inconsistent with the Charter, or its amendments, as shall be approved by the Board of Directors. All certificates shall be signed by the Chairman, the President or by any Vice-President and counter-signed by the Secretary, an Assistant Secretary, Treasurer or Assistant Treasurer, and sealed with the seal of the Corporation. All certificates for each class of stock shall be consecutively numbered. The name of the person owning the shares issued and the address of the holder shall be entered in the Corporation's books. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates representing the same number of shares shall be issued until the former certificate or certificates for the same number of shares shall have been so surrendered, and canceled, unless a certificate of stock be lost or destroyed, in which event another may be issued in its stead upon proof of such loss or destruction and the giving of a satisfactory bond of indemnity not exceeding an amount double the value of the stock. Both such proof and such bond shall be in a form approved by the general counsel of the Corporation and by the Transfer Agent of the Corporation and by the Registrar of the stock.

SECTION 2. Transfer of Shares. Shares of the capital stock of the Corporation shall be transferred on the books of the Corporation only by the holder thereof in person or by the holder's attorney upon surrender and cancellation of certificates for a like number of shares as hereinbefore provided.

SECTION 3. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share in the name of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the Laws of Maryland.

SECTION 4. Closing Transfer Books. The Board of Directors may fix the period, not exceeding twenty (20) days, during which time the books of the Corporation shall be closed against transfers of stock, or, in lieu thereof, the directors may fix a date not less than ten (10) days nor more than sixty (60) days preceding the date of any meeting of stockholders or any dividend payment date or any date for the allotment of rights, as a record date for the determination of the stockholders entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be; and only stockholders of record on such date shall be entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be.

SECTION 5. Lost Stock Certificates. The Board of Directors may determine the conditions for issuing a new stock certificate in place of one which is alleged to have been lost, stolen, or destroyed, or the Board of Directors may delegate such power to any officer or officers of the Corporation. In their discretion, the Board of Directors or such officer or officers may require the owner of the certificate to give bond, with sufficient surety, to indemnify the Corporation against any loss or claim arising as a result of the issuance of a new certificate. In their discretion, the Board of Directors or such officer or officers may refuse to issue such new certificate save upon the order of some court having jurisdiction in the premises.

SECTION 6. Exemption from Control Share Acquisition Statute. The provisions of Sections 3-701 to 3-709 of the Maryland General Corporation Law shall not apply to any share of the capital stock of the Corporation. Such shares of capital stock are exempted from such Sections to the fullest extent permitted by Maryland law.

ARTICLE V
BANK ACCOUNTS AND LOANS

SECTION 1. Bank Accounts. Such officers or agents of the Corporation as from time to time shall be designated by the Board of Directors shall have authority to deposit any funds of the Corporation in such banks or trust companies as shall from time to time be designated by the Board of Directors and such officers or agents as from time to time authorized by the Board of Directors may withdraw any or all of the funds of the Corporation so deposited in any bank or trust or trust company, upon checks, drafts or other instruments or orders for the payment of money, drawn against the account or in the name or behalf of this Corporation, and made or signed by such officers or agents; and each bank or trust company with which funds of the Corporation are so deposited is authorized to accept, honor, cash and pay, without limit as to amount, all checks, drafts or other instruments or orders for the payment of money, when drawn, made or signed by officers or agents so designated by the Board of Directors until written notice of the revocation of the authority of such officers or agents by the Board of Directors shall have been received by such bank or trust company. There shall from time to time be certified to the banks or trust companies in which funds of the Corporation are deposited, the signature of the officers or agents of the Corporation so authorized to draw against the same. In the event that the Board of Directors shall fail to designate the persons by whom checks, drafts and other instruments or orders for the payment of money shall be signed, as hereinabove provided in this Section, all of such checks, drafts and other instruments or orders for the payment of money shall be signed by the Chairman, the President or a Vice President and counter-signed by the Secretary or Treasurer or an Assistant Secretary or an Assistant Treasurer of the Corporation.

SECTION 2. Loans. Such officers or agents of the Corporation as from time to time shall be designated by the Board of Directors shall have authority to effect loans, advances or other forms of credit at any time or times for the Corporation from such banks, trust companies, institutions, corporations, firms or persons as the Board of Directors shall from time to time designate, and as security for the repayment of such loans, advances, or other forms of credit to assign, transfer, endorse, and deliver, either originally or in addition or substitution, any or all stock, bonds, rights, and interests of any kind in or to stocks or bonds, certificates of such rights or interests, deposits, accounts, documents covering merchandise, bills and accounts receivable and other commercial paper and evidences or debt at any time held by the Corporation; and for such loans, advances, or other forms of credit to make, execute and deliver one or more notes, acceptances or written obligations of the Corporation on such terms, and with such provisions as to the security or sale or disposition thereof as such officers or agents shall deem proper; and also to sell to, or discount or rediscount with, such banks, trust companies, institutions, corporations, firms or persons any and all commercial paper, bills receivable, acceptances and other instruments and evidences of debt at any time held by the Corporation, and to that end to endorse, transfer and deliver the same. There shall from time to time be certified to each bank, trust company, institution, corporation, firm or person so designated the signature of the officers or agents so authorized; and each bank, trust company, institution, corporation, firm or person is authorized to rely upon such certification until written notice of the revocation by the Board of Directors of the authority of such officers or agents shall be delivered to such bank, trust company, institution, corporation, firm or person.

ARTICLE VI
MISCELLANEOUS PROVISIONS

SECTION 1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January of each year.

SECTION 2. Notices. Whenever, under the provisions of these By-laws, notice is required to be given to any director, officer or stockholder, unless otherwise provided in these By-laws, such notice shall be deemed given if in writing, and personally delivered, or sent by telefax, or telegram, or by mail, by depositing the same in a post office or letter box, in a postpaid sealed wrapper, addressed to each stockholder, officer or director, as the case may be, at such address as appears on the books of the Corporation, and such notice shall be deemed to be given at the time the same is so personally delivered, telefaxed, telegraphed or so mailed. Any stockholder, director or officer may waive any notice required to be given under these By-laws.

SECTION 3. Voting Upon Stocks. Unless otherwise ordered by the Board of Directors, the President and the Vice President, or any of them, shall have full power and authority on behalf of the Corporation to attend and to vote and to grant proxies to be used at any meetings of stockholders of any corporation in which the Corporation may hold stock. The Board of Directors, however, may by resolution appoint some other person to vote such shares, in which case such person shall be entitled to vote such shares upon the production of a certified copy of such resolution.

ARTICLE VII
AMENDMENT OF BY-LAWS

In accordance with the Charter, these By-Laws may be repealed, altered, amended or rescinded and new by-laws may be adopted (a) by the stockholders of the Corporation (considered for this purpose as one class) by the affirmative vote of not less than a majority of all the votes entitled to be cast by the outstanding shares of capital stock of the Corporation generally in the election of directors which are cast on the matter at any meeting of the stockholders called for that purpose (provided that notice of such proposal is included in the notice of such meeting) or (b) by the Board of Directors by the affirmative vote of not less than two-thirds of the Board of Directors at a meeting held in accordance with the provisions of these By-Laws.

ARTICLE VIII
INDEMNIFICATION

SECTION 1. Definitions. As used in this Article VIII, any word or words that are defined in Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland (the "Indemnification Section"), as amended from time to time, shall have the same meaning as provided in the Indemnification Section.

SECTION 2. Indemnification of Directors and Officers. The Corporation shall indemnify and advance expenses to a director or officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section. Notwithstanding the foregoing, the Corporation shall be required to indemnify a director or officer in connection with a proceeding commenced by such director or officer against the Corporation or its directors or officers only if the proceeding was authorized by the Board of Directors.

SECTION 3. Indemnification of Other Agents and Employees. With respect to an employee or agent, other than a director or officer of the Corporation, the Corporation may, as determined by and in the discretion of the Board of Directors of the Corporation, indemnify and advance expenses to such employees or agents in connection with a proceeding to the extent permitted by and in accordance with the Indemnification Section.

Date: November 3, 2005

Exhibit 3.2(ii)

FIRST AMENDMENT TO AMENDED AND RESTATED BY-LAWS OF SHORE BANCSHARES, INC.

The Amended and Restated By-Laws of Shore Bancshares, Inc. (the "Corporation") are hereby amended by deleting ARTICLE IV thereof in its entirety and substituting the following in lieu thereof:

ARTICLE IV
CAPITAL STOCK

SECTION 1. Issue of Certificates of Stock. The certificates for shares of the stock of the Corporation shall be of such form not inconsistent with the Charter, or its amendments, as shall be approved by the Board of Directors. All certificates shall be signed by the Chairman, the President or by any Vice-President and counter-signed by the Secretary, an Assistant Secretary, Treasurer or Assistant Treasurer, and sealed with the seal of the Corporation. All certificates for each class of stock shall be consecutively numbered. The name of the person owning the shares issued and the address of the holder, shall be entered in the Corporation's books. All certificates surrendered to the Corporation for transfer shall be canceled and, subject to SECTION 3 of this ARTICLE IV, no new certificates representing the same number of shares shall be issued until the former certificate or certificates for the same number of shares shall have been so surrendered, and canceled, unless a certificate of stock be lost or destroyed, in which event another may be issued in its stead upon proof of such loss or destruction and the giving of a satisfactory bond of indemnity not exceeding an amount double the value of the stock. Both such proof and such bond shall be in a form approved by the general counsel of the Corporation and by the Transfer Agent of the Corporation and by the Registrar of the stock.

SECTION 2. Transfer of Shares. Subject to SECTION 3 of this ARTICLE IV, shares of the capital stock of the Corporation shall be transferred on the books of the Corporation only by the holder thereof in person or by the holder's attorney upon surrender and cancellation of certificates for a like number of shares as hereinbefore provided.

SECTION 3. Uncertificated Stock. Notwithstanding any other provision of these By-laws, the Board of Directors may adopt a system of issuance, recordation and transfer of shares of stock of the Corporation by electronic or other means not involving any issuance of certificates, including provisions for notice to purchasers in substitution for any required statements on certificates, and as may be required by applicable corporate securities laws, which system has been approved by the United States Securities and Exchange Commission. Any system so adopted shall not become effective as to issued and outstanding certificated shares until the certificates therefor have been surrendered to the Corporation.

SECTION 4. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share in the name of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the Laws of Maryland.

SECTION 5. Closing Transfer Books. The Board of Directors may fix the period, not exceeding twenty (20) days, during which time the books of the Corporation shall be closed against transfers of stock, or, in lieu thereof, the directors may fix a date not less than ten (10) days nor more than sixty (60) days preceding the date of any meeting of stockholders or any dividend payment date or any date for the allotment of rights, as a record date for the determination of the stockholders entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be; and only stockholders of record on such date shall be entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be.

SECTION 6. Lost Stock Certificates. The Board of Directors may determine the conditions for issuing a new stock certificate in place of one which is alleged to have been lost, stolen, or destroyed, or the Board of Directors may delegate such power to any officer or officers of the Corporation. In their discretion, the Board of Directors or such officer or officers may require the owner of the certificate to give bond, with sufficient surety, to indemnify the Corporation against any loss or claim arising as a result of the issuance of a new certificate. In their discretion, the Board of Directors or such officer or officers may refuse to issue such new certificate save upon the order of some court having jurisdiction in the premises.

SECTION 7. Exemption from Control Share Acquisition Statute. The provisions of Sections 3-701 to 3-709 of the Maryland General Corporation Law shall not apply to any share of the capital stock of the Corporation. Such shares of capital stock are exempted from such Sections to the fullest extent permitted by Maryland law.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements filed by Shore Bancshares, Inc. on Form S-8 (Nos. 333-64317, 333-64319, 333-60214, 333-105159, and 333-134955) and on Form S-3 (No. 333-143002) of our reports dated March 12, 2008 with respect to the consolidated balance sheets of Shore Bancshares, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the Annual Report on Form 10-K of Shore Bancshares, Inc. for the year ended December 31, 2007.

/s/ Stegman & Company

Baltimore, Maryland
March 14, 2008

EXHIBIT 31.1

Certifications of the Chief Executive Officer
Pursuant to Securities Exchange Act Rules 13a-1 and 15d-14
As adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, W. Moorhead Vermilye, certify that:

1. I have reviewed this annual report on Form 10-K of Shore Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

By: /s/ W. Moorhead Vermilye
W. Moorhead Vermilye
President/Chief Executive Officer

Certifications of the Principal Accounting Officer
Pursuant to Securities Exchange Act Rules 13a-1 and 15d-14
As adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Susan E. Leaverton, certify that:

1. I have reviewed this annual report on Form 10-K of Shore Bancshares, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2008

By: /s/ Susan E. Leaverton
Susan E. Leaverton, CPA
Treasurer and Principal Accounting Officer

EXHIBIT 32.1

Certification of Periodic Report by the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350
As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to, and for purposes only of, 18 U.S.C. § 1350, the undersigned hereby certifies that (i) the Annual Report of Shore Bancshares, Inc. on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Shore Bancshares, Inc.

Date: March 14, 2008

/s/ W. Moorhead Vermilye
W. Moorhead Vermilye
President/Chief Executive Officer

EXHIBIT 32.2

Certification of Periodic Report by the Principal Accounting Officer
Pursuant to 18 U.S.C. Section 1350
As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to, and for purposes only of, 18 U.S.C. § 1350, the undersigned hereby certifies that (i) the Annual Report of Shore Bancshares, Inc. on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Shore Bancshares, Inc.

Date: March 14, 2008

/s/ Susan E. Leaverton
Susan E. Leaverton, CPA
Treasurer/Principal Accounting Officer

Shore Bancshares Family of Companies

CORPORATE OFFICES

SHORE BANCSHARES, INC.
18 East Dover Street
Easton, MD 21601
Phone (410) 822-1400
Fax (410) 820-4238
www.shbi.com

THE TALBOT BANK OF EASTON, MARYLAND
18 East Dover Street
Easton, MD 21601
Phone (410) 822-1400
Fax (410) 820-4238
www.talbot-bank.com

THE CENTREVILLE NATIONAL BANK OF MARYLAND
109 N. Commerce Street
Centreville, MD 21617
Phone (410) 758-1600
Fax (410) 758-2364
www.cnbmd.com

THE AVON DIXON AGENCY, LLC
28969 Information Lane
Easton, MD 21601
Phone (410) 822-0506
Fax (410) 820-5629
www.avondixon.com

ELLIOTT WILSON INSURANCE, LLC
106 N. Harrison Street
Easton, MD 21601
Phone (410) 820-7797
Fax (410) 820-7754
www.avondixon.com

THE FELTON BANK
120 West Main Street
Felton, DE 19943
Phone (302) 284-4600
Fax (302) 284-9791
www.feltonbank.com

WYE FINANCIAL & TRUST
17 E. Dover Street, Suite 101
Easton, MD 21601
Phone (410) 763-8543
Fax (410) 763-8557
www.wyefinancialandtrust.com

WYE MORTGAGE GROUP, LLC
17 E. Dover Street, Suite 102
Easton, MD 21601
Phone (410)770-8786
Fax (410) 819-3048
www.wyemortgagegroup.com

JACK MARTIN & ASSOCIATES, INC.
326 First Street #26
Annapolis, MD 21403
Phone (410) 626-1000
Fax (410) 626-9966
www.jackmartin.com

TRI-STATE GENERAL INSURANCE AGENCY, LTD.
One Plaza East, 4th Floor
Salisbury, MD 21802
Phone (410)546-1255
Fax (800)518-1904
www.tsgia.com

TRANSFER AGENT
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Investor Relations: 1-800-368-5948
E-mail for investor inquiries: info@rtco.com

NASDAQ: SHBI

END